Form 20-F
period 2002-12-31
GOLD CITY INDUSTRIES LTD
filed 2003-06-26
CIK 1192549

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

    EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

    ACT OF 1934

For the fiscal year ended December 31, 2002, with Additional Information reported as at June 16, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

    EXCHANGE ACT OF 1934

For the transition period from __________ to _______________

Commission file number: 0-50012

Gold City Industries Ltd.

(Exact name of Company as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 550, 580 Hornby Street, Vancouver, British Columbia V6C 3B6 CANADA

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

N/A

N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report: 23,124,225

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  X Yes     ÿ  No   N/A X

Indicate by check mark which financial statement item the Company has elected to follow.   X Item 17    _ Item 18

Index to Exhibits on Page 47

Gold City Industries Ltd.

Form 20-F Registration Statement

FORWARD LOOKING STATEMENTS

This Annual Report may contain forward-looking statements.  Words such as "anticipate",  "believe",  "expect",  "future", "may", "will", "should", "plan", "will likely result",  "intend",  "are expected to",  "will continue",  " is anticipated",  "estimate",  "project or projected", and similar expressions identify forward-looking statements.  Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements.  These statements are based on the Company’s beliefs and the assurances made using information currently available to the Company. Because these statements reflect its current views concerning future events, these statements involve risks, uncertainties and assumptions.  Actual results could differ materially from the results discussed in the forward- looking statements.  Some, but not all, of the factors that may cause these differences include those discussed in the risk factors. A reader should not place undue reliance on these forward-looking statements.  A reader should also remember that these statements are made only as of the date of this report and future events may cause them to be less likely to prove to be true.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable (Annual Report)

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable (Annual Report)

ITEM 3.  KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2002, 2001, and Fiscal 2000, ended December 31st was derived from the financial statements of the Company which have been audited by Morgan & Company, Chartered Accountants, Independent Auditors, Suite 1488 – 700 West Georgia Street, Vancouver, British Columbia V7Y 1A1, as indicated in their audit report, which is included elsewhere in this Registration Statement. The telephone number for Morgan & Company is (604) 687-5841 and the contact person is Jim Philip.  Morgan & Company is a member of the Canadian Institute of Chartered Accountants.  The Company’s banker is the Bank of Montreal located at 595 Burrard Street, Vancouver, British Columbia, V7X 1L7.  The telephone number for the Bank of Montreal is (604) 665-7506 and the contact person is Murielle Prudhomme.  The Company’s legal counsel is Lyons Hamilton, located at Suite 404 – 815 Hornby Street, Vancouver, British Columbia V6Z 2E6.  The telephone number of the Company’s legal counsel is (604) 684-6718 and the contact person is Donald Lyons.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement (see ITEM 17).

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnote 15. to the financial statements.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

_____________________________________________________________________________________

	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98	Year Ended 12/31/97
CANADIAN GAAP
Revenue	$nil	$nil	$nil	$nil	$nil	$nil
Operating Income (Loss)	($647)	($272)	($343)	($237)	($1032)	($896)
Net Income (Loss)	($647)	($272)	($343)	($237)	($1032)	($896)
Basic (Loss) per Share	($0.03)	($0.02)	($0.15)	($0.11)	($0.20)	($0.09)
Dividends Per Share	0	0	0	0	0	0
Period-End Shares (000)	23,124	15,624	13,535	8,646	5,925	1,657
Wtg. Avg. Shares (000)	19,105	14,495	2,307	2,123	N/A	N/A

Working Capital	($234)	$30	$173	($37)	$41	$1,471
Long Term Debt	0	$254	0	$32	$263	$321
Capital Stock	$8,244	$7,715	$7,387	$6,319	$5,859	$4,875
Shareholders’ Equity	$2,125	$2,105	$2,049	$1,325	$1,102	$1,150
Total Assets	$2,396	$2,633	$2,092	$1,418	$1,439	$2,199

US GAAP
Net Loss	($1,171)	($734)	($1,004)	($275)
Loss per Share	($0.06)	($0.05)	($0.44)	($0.13)
Wtg. Avg. Shares (000)	19,105	14,495	2,307	2,123
Mineral Properties	$nil	$nil	$nil	$nil
Shareholders' Equity	$(176)	$(147)	$245	$25
Total Assets	$171	$381	$288	$118

Unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31st, the average rates for the period, and the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2

Canadian Dollar/U.S.Dollar

	Average	High	Low	Close

Fiscal Year Ended 12/31/02	$1.57	$1.60	$1.52	$1.58
Fiscal Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Fiscal Year Ended 12/31/00	$1.50	$1.56	$1.44	$1.50
Fiscal Year Ended 12/31/99	$1.49	$1.53	$1.44	$1.44
Fiscal Year Ended 12/31/98	$1.49	$1.57	$1.41	$1.54

The exchange rate was $1.34 on June 16, 2003.

B.

CAPITALIZATION AND INDEBTEDNESS

Not Applicable (Annual Report only).

C.

REASONS FOR OFFER AND USE OF PROCEEDS

Not Applicable (Annual Report only).

D.

RISK FACTORS

The risks identified here are material risks. Furthermore, reference is also made to other sections of this Registration Statement that include additional factors that could adversely impact the Company’s business and financial performance. Also, the Company operates in a very competitive and rapidly changing environment.  New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, not can it access the impact of all such risk factors on the Company’s business or the extent to which any factor or combination of factors may cause actual results to differ significantly from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

UNSUCCESSFUL EXPLORATION EFFORTS BY GOLD CITY INDUSTRIES LTD. PERSONNEL COULD RESULT IN A SIGNIFICANT NEGATIVE EFFECT ON THE COMPANY

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence would have a significant negative effect on the Company.

GOLD CITY INDUSTRIES LTD. HAS NO RESERVES ON THE PROPERTIES IN WHICH IT HAS AN INTEREST

The properties in which Gold City Industries Ltd. has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. Properties on which Company personnel do not find mineral reserves will have to be discarded causing the Company to write each respective property off, resulting in a significantly negative effect for the Company.

THERE IS NO GUARANTEE OF CLEAR TITLE TO ANY OF THE MINERAL PROPERTIES TO WHICH GOLD CITY INDUSTRIES LTD. HAS AN INTEREST

Unregistered agreements or unregistered transfers of title could cause Gold City Industries Ltd. to forfeit its interests in one or more of its property interests. An event such as this would have a significant negative effect on the Company.

MINERAL PRICES MAY NOT SUPPORT CORPORATE PROFIT FOR GOLD CITY INDUSTRIES LTD.

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist the Company could have to cease operations.

GOLD CITY INDUSTRIES LTD. HAS NO POSITIVE CASH FLOW AND NO HISTORY OF EARNINGS AND IS DEPENDENT UPON PUBLIC AND PRIVATE DISTRIBUTIONS OF EQUITY TO OBTAIN CAPITAL IN ORDER TO SUSTAIN OPERATIONS

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations.  The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to the company has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.

THE EXPENSE OF MEETING ENVIRONMENTAL REGULATIONS COULD CAUSE A SIGNIFICANTLY NEGATIVE EFFECT ON GOLD CITY INDUSTRIES LTD.

The current and anticipated future operations of the Company, including further exploration activities require permits from various Canadian federal and provincial governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Gold City Industries Ltd. to cease operations.

OPERATING HAZARDS AND RISKS ASSOCIATED WITH THE EXPLORATION INDUSTRY COULD RESULT IN A SIGNIFICANTLY NEGATIVE EFFECT ON THE COMPANY

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities and other producing facilities, damage to life and property, environmental damage and legal liability for any or all damage.  The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

THERE IS THE POSSIBILITY OF SIGNIFICANT DILUTION TO THE PRESENT AND PROSPECTIVE SHAREHOLDERS OF GOLD CITY INDUSTRIES LTD.

The Company’s plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

As at June 16, 2003 Gold City Industries Ltd. has 1,540,000 share purchase options outstanding and 762,700 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 25,137,892 to 27,440,592.  This represents an increase of 9.2% in the number of shares issued and outstanding.

THE RISKS ASSOCIATED WITH PENNY STOCK CLASSIFICATION COULD AFFECT THE MARKETABILITY OF THE COMMON STOCK OF GOLD CITY INDUSTRIES LTD. AND SHAREHOLDERS COULD FIND IT DIFFICULT TO SELL THEIR STOCK:

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

THE COMPANY IS DEPENDENT ON KEY PERSONNEL AND THE ABSENCE OF ANY OF THESE INDIVIDUALS COULD RESULT IN A SIGNIFICANTLY NEGATIVE EFFECT ON THE COMPANY

The Company strongly depends on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its President, Mr. Fred Sveinson.  Key man life insurance is not in place on Mr. Sveinson.

GOLD CITY INDUSTRIES LTD. HAS LIMITED FINANCIAL RESOURCES AND WITHOUT THE ADDITION OF ADDITIONAL CAPITAL MAY NOT BE ABLE TO CONTINUE IN OPERATION

The Company has limited financial resources and, if the business is not profitable, may not be able to raise sufficient funds to sustain, continue or expand its business.  The Company currently has no meaningful revenues and relies principally on the issuance of common shares to raise funds to finance the day-to-day operations of the business.  Current market conditions limit the Company’s ability to raise funds. If Gold City Industries Ltd. is not able to raise additional funds in the next 12 months; the Company’s ability to continue in business is in doubt.

A LACK OF TRADING VOLUME ASSOCIATED WITH THE COMPANY’S SHARES FOR INVESTORS

The lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares.

IT IS DIFFICULT FOR U.S. INVESTORS TO EFFECT SERVICE OF PROCESS AGAINST THE COMPANY

The Company is incorporated under the laws of Canada.  The Company’s directors and officers are residents of Canada and a substantial portion of the Company’s assets are located outside of the United States. Consequently, it may be difficult for United States investors to affect service of process in the United States upon the Company’s directors and officers or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

ITEM 4.  INFORMATION ON THE COMPANY

DESCRIPTION OF BUSINESS

INTRODUCTION

The Company’s executive office is located at:

Suite 550, 580 Hornby Street, Vancouver, British Columbia V6C 3B6 CANADA

Telephone: (604) 682-7677

Facsimile: (604) 642-6577

E-Mail: info@gold-city.net

Website: www.gold-city.net

The contact person in Vancouver is Frederick Sveinson, President.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange (formerly the Canadian Venture Exchange) under the symbol "GC".

The Company has 60,000,000 common shares without par value authorized.  At December 31, 2002, the end of the Company's most recent fiscal year, there were 23,124,225 common shares issued and outstanding.

CORPORATE BACKGROUND

The Company changed its name to Gold City Industries Ltd. from Consolidated Gold Mining Corporation on June 30, 1998, and to Consolidated Gold Mining Corporation from Gold City Mining Corporation on October 29, 1997.  Gold City Mining Corporation was formed as an amalgamated company pursuant to the British Columbia Company Act on December 7, 1994 by the amalgamation of Gold City Resources Ltd., Providence Industries Inc., and McKinney Mines Ltd.  Gold City Resources Ltd. was incorporated pursuant to the British Columbia Company Act on April 12, 1982; and continued from the British Columbia jurisdiction to the federal jurisdiction pursuant to the Canada Business Corporations Act on March 12, 1987.  McKinney Mines Corp. was incorporated as 328705 British Columbia Ltd. pursuant to the British Columbia Company Act on June 18, 1987 and the company’s name changed to McKinney Mines Corp. on April 14, 1989.  Providence Industries Inc. was incorporated pursuant to the British Columbia Company Act on April 1, 1981 as Pace Industries Inc.  Several name changes and consolidations occurred over its history and it changed its name to Providence Industries Inc. on October 4, 1991.

The Company acquired 100% of the issued and outstanding shares of Applied Mine Technologies Inc. from AM Technologies Limited pursuant to an agreement dated February 8, 2000.  The transaction was completed in 2001. Effective December 17, 2002 Applied Mine Technologies Inc, the wholly owned subsidiary company of Gold City Industries Ltd., was dissolved, with all of the assets of Applied Mine Technologies Inc. being vested in Gold City Industries Ltd. at that date.

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated by amalgamation on December 7, 1994 pursuant to provisions of the British Columbia Company Act and commenced operations at the same time.  The principal business of the Company is the evaluation, acquisition and exploration of mineral resource properties.  The Company has not generated operating revenues because the properties it currently holds are exploration stage projects.  To date the Company has relied primarily on private placements to finance exploration expenditures and working capital requirements.

Management has been actively searching since January 1999 for advanced stage exploration mineral properties that can be acquired by purchase, option or joint venture.  The Company has focused its search on precious and base metal properties in North and Central America of a size that would not interest a major mining company, but could be developed with modest capital investments and operate profitably at current metal prices.

During the financial year ended December 21, 1999, management examined over fifty mineral development proposals and made follow-up offers to negotiate project agreements on several.  Of those, two were advanced to the stage where announcements were made.  No final agreements were achieved.  At the Company’s Caramelia property a reclamation/safety work program was initiated, which consisted of the dismantling of old buildings and a 1960’s head frame, as well as the filling in of numerous shafts, caved stoping areas, and raises.  Approximately $20,000 was expended on this program in 1999 (a further $9,000 and $1,000 were expended in 2000 and 2001, respectively).

On February 8, 2000 an agreement was signed, whereby the Company would acquire 100% of the issued and outstanding shares of Applied Mine Technologies Inc., a subsidiary of AM Technologies Limited, thereby acquiring Applied Mine Technologies Inc.’s 50% interest in the Domin property and 50.5% interest in the Old Nick property, in consideration of the delivery of 100,000 common shares to AM technologies Limited.  The Company has a contingent obligation, should either the Old Nick or Domin property advance to commercial production, to pay $500,000 or $50,000 respectively, or the equivalent in the Company’s shares. The TSX Venture Exchange (formerly the Canadian Venture Exchange) approved the agreement on July 18, 2000.

Letters of agreement were signed on the Myrtle-Proserpine Property (March 3, 2000) and on the Promise claim group (March 17, 2000), whereby the Company would enter into a joint venture agreement with International Wayside Gold Mines Ltd. (“Wayside”) on these properties.  Under the terms of the Myrtle-Proserpine agreement, Wayside would acquire a 75% joint venture interest in the Myrtle-Proserpine Property by delivering 100,000 Wayside shares and assuming obligations due to Newmont Exploration of Canada Limited by December 5, 1997 and August 24, 1999.  The remaining obligations under the Newmont agreement, which Wayside would assume, included a work commitment of $70,000 and a cash payment of $70,000.  The TSX Venture Exchange (formerly the Canadian Venture Exchange) accepted the Myrtle-Proserpine agreement for filing on May 26, 2000.  Under the terms of the Promise agreement, Wayside would acquire a 75% joint venture in the Promise claim group by spending $50,000 on the Property prior to December 31, 2001 and by delivering 25,000 Wayside shares to the Company.  Pursuant to each agreement, formal joint venture agreements were to be completed within sixty days.  On May 31, 2000 the Company determined Wayside was in default of its obligations and terminated the agreements.  Wayside commenced legal action in BC Supreme Court on August 8, 2000, seeking, among other things, a declaration that the agreements continued to remain in good standing.  The Company defended the action.  The Company was obligated to make the option cash payment of $70,000 due to Newmont by December 31, 2000 and carried out the exploration work commitments of $70,000 prior to December 21, 2000 to fulfill the obligations under its option agreement with Newmont. The dispute with International Wayside Gold Mines Ltd. was settled out-of-court in 2001. The resulting new agreements dated June 8, 2001 between the Company and International Wayside Gold Mines Ltd. were announced on July 18, 2001.  Pursuant to the new agreements, the Company has granted International Wayside Gold Mines Ltd. an option to acquire a 50% interest in the Promise and Myrtle-Proserpine properties in consideration of which International Wayside will issue 300,000 common shares and incur exploration expenditures of $250,000 on each of the two properties prior to December 31, 2005.

On April 17, 2000, an option agreement was signed with the owners of the Dominion Creek property, which is contiguous with the Company’s Domin property, located 43 kilometres northeast of Wells, BC.  Under the terms of the agreement the Company will acquire a 100% interest in the Dominion Creek property in consideration of the delivery of 200,000 shares, cash payments of $550,000, and conducting exploration work to maintain the claims in good standing, over a five year term.  Subsequent to signing this agreement, the Company staked additional claims contiguous with claims in the Domin and Dominion Creek Properties.

In October 2000 the Company paid a finder’s fee by issuing 30,000 common shares of the Company to three individuals with respect to the April 17, 2000 Dominion Creek agreement.

On February 18, 2000 the Company closed two non-brokered private placements totaling $51,600.  The Company had received subscriptions and payment for 150,000 flow-through common shares priced at $0.15 per share prior to the December 31, 1999 year-end.  The Company had also received subscriptions and payment for 66,668 non-flow-through units priced at $0.15 per unit prior to December 31, 1999 year-end.  An additional 127,334 non-flow-through units were subscribed and paid for by January 5, 2000.  Each non flow through unit was comprised of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share at an exercise price of $0.20 for one year prior to January 5, 2001.

The Company received proceeds totaling $276,850 from the exercise of incentive stock options held by directors, officers, and employees and share purchase warrants pursuant to various private placements, during the second quarter of the year.

On July 21, 2000 the Company closed two non-brokered private placements totaling $166,500, which were announced on June 30, 2000.  The first private placement was for 400,000 units priced at $0.25, with each unit consisting of one common share and two share purchase warrants, with three share purchase warrants entitling the holder to purchase one additional common share at an exercise price of $0.35 prior to June 30, 2001 and at an exercise price of $0.45 prior to June 30, 2002.  The second private placement was for 266,000 units priced at $0.25, with each unit consisting of one flow-through common share and one share purchase warrant, with three share purchase warrants entitling the holder to purchase one additional common share at an exercise price of $0.35 prior to June 30, 2001 and at an exercise price of $0.45 prior to June 30, 2002.

On August 14, 2000 the Company closed a non-brokered private placement totaling $420,000 for 1,680,000 units priced at $0.25, which was announced on August 2, 2000.  Each unit consisted of one flow-through common share and one share purchase warrant, with three share purchase warrants entitling the holder to purchase one additional common share at an exercise price of $0.35 prior to August 2, 2001 and at an exercise price of $0.45 prior to August 2, 2002.

On October 26, 2000, the Company closed a public financing sold pursuant to a Short Form Offering Document (SFOD).  Georgia Pacific Securities Corporation was the agent.  The SFOD was announced on September 21, 2000.  Initially, the Company intended to raise $500,000, but the Company realized gross proceeds of only $125,000.  The Offering price was $0.25 per unit, with each unit consisting of one common share and two share purchase warrants, with three share purchase warrants entitling the holder to purchase one additional common share at an exercise price of $0.35 prior to October 26, 2001 and at an exercise price of $0.45 prior to October 26, 2002.  Georgia Pacific received a cash commission of 7.5% of the gross proceeds and a corporate finance fee payable in units, equal to 2.5% of the units sold.  In addition, Georgia Pacific received 100,000 Agent’s warrants; with each Agent’s warrant entitling the Agent to purchase one common share at an exercise price of $0.35 prior to October 26, 2001 and at an exercise price of $0.45 prior to October 26, 2002.

On February 20, 2001 agreements were signed with the Sherman-Whatley Group to acquire 100% interest, subject to a 3.0% net smelter return (NSR) royalty in the Shut 1- 14 mineral claims, located in the Osoyoos Mining Division, in consideration of the issuance of 60,000 common shares and in the CR 1-8 mineral claims, located in the Osoyoos/Greenwood Mining Divisions, in consideration of the issuance of 45,000 common shares.  The Company will have the right at any time to purchase up to one half of the NSR (1.5%) in increments of 0.5%, at $250,000 per 0.5% increment.  The transactions were approved by the TSX Venture Exchange (formerly the Canadian Venture Exchange) on February 27, 2001 and closed on March 14, 2001.

Pursuant to an agreement dated February 22, 2001, the Company acquired from Augustine Investments Ltd. 100% interest in the Midway Property, located in the Greenwood Mining Division, subject to a 3.0% net smelter return (NSR) royalty, in exchange for 100,000 common shares of the Company.  The Company will have the right at any time to purchase up to one half of the NSR (1.5%) in increments of 0.5%, at $250,000 per 0.5% increment.  The transaction was approved by the TSX Venture Exchange (formerly the Canadian Venture Exchange) on March 2, 2001 and closed on March 14, 2001.

Pursuant to an agreement dated March 6, 2001, the Company acquired an option to earn a 100% interest in the Sappho group of claims, located in the Greenwood Mining Division, from the Predator II Syndicate, in consideration of 100,000 common shares and conducting $100,000 in exploration work over a five year period.  The Sappho claims will be subject to a 3.0% net smelter return (NSR) royalty. The Company will have the right at any time to purchase up to one half of the NSR (1.5%) in increments of 0.5%, at $250,000 per 0.5% increment.  The transaction was approved by the TSX Venture Exchange (formerly the Canadian Venture Exchange) effective March 13, 2001.

Pursuant to an agreement dated April 14, 2001, the Company acquired from John Kemp a 100% interest in the Rainbow mineral claims, located in the Greenwood Mining Division, subject to a 3.0% net smelter return (NSR) royalty.  The Company will have the right at any time to purchase up to one half of the NSR royalty (1.5%) in increments of 0.5%, at $250,000 per 0.5% increments.  The transaction was approved by the TSX Venture Exchange (formerly the Canadian Venture Exchange) on April 17, 2001 and closed on May 8, 2001.

The Company reported on May 8, 2001 that pursuant to the February 8, 2000 agreement with AM Technologies Limited the acquisition of Applied Mine Technologies Inc. had closed.

Pursuant to an agreement dated May 15, 2001, the Company acquired an option from the Phoenix II Syndicate to earn a 100% interest in the Ami 1-8 mineral claims, located in the Liard Mining Division, subject to a 2.0% net smelter return (NSR) royalty, in consideration of making a cash payment of $3,000, issuing 150,000 common shares, and by carrying out $100,000 in exploration expenditures on the property over a five year period.  The transaction was approved by the TSX Venture Exchange (formerly the Canadian Venture Exchange) on June 1, 2001.

On July 18, 2001 the Company and International Wayside Gold Mines Ltd. Announced a settlement of their ongoing legal dispute in relation to the Myrtle-Proserpine and Promise properties.  Under a settlement dated June 8, 2001 the Company has granted to Wayside an option to acquire a 50% interest in the Myrtle-Proserpine and the Promise properties in consideration of which Wayside agreed to issue 300,000 Wayside common shares and incur exploration expenditures of $250,000 on or before December 31, 2005 on each of the two properties.  Transfer of title of the Myrtle-Proserpine crown grants from Newmont Exploration of Canada Limited to the Company, pursuant to the May 31, 1995 agreement whereby the Company was granted to option to acquire 100% interest in the Myrtle-Proserpine properties, subject to a 3.0% net smelter return royalty, was completed in October 2001.

On July 16, 2001 the Company closed a non-brokered private placement totaling $135,000, comprised of 900,000 units at $0.15 per unit, which was announced on June 8, 2001.  Of the total, 325,000 units were flow-through units comprised of one flow-through common share and one non-flow-through share purchase warrant; while 575,000 units were comprised on one common share and one share purchase warrant.  Each share purchase warrants entitles the holder to acquire one additional common share at an exercise price of $0.18 per share for a period of one year.  Proceeds from the flow-through portion of the private placement are to be used for qualifying expenditures on the Company’s Canadian exploration properties(1), while proceeds from the non-flow-through units are for working capital.  The private placement was approved by the TSX Venture Exchange (formerly the Canadian Venture Exchange) on July 12, 2001.

Proceeds from the private placement must be used for qualifying expenditures on Canadian exploration properties, pursuant to Canada Custom and Revenue rules for flow-through financing of mineral exploration properties.

On September 6, 2001 the Company entered into a joint venture agreement between the Company, Congo Stars Mining Company, and Peter Ewert of Mission, British Columbia, whereby the Company and Peter Ewert would each earn a 25% interest in the Costamin International Joint Venture by expending US$250,000 for the development of the Costamin JV’s mining concessions in the Democratic Republic of Congo.  The agreement was accepted for filing by the CDNX on September 17, 2001.

On October 11, 2001 the Company closed a non-brokered private placement totaling $93,700 comprised of 449,666 flow-through and 174,999 non-flow-through units sold at $0.15 per unit, which was announced on August 23, 2001.  The flow-through units were comprised of one flow-through common share and one non-flow-through share purchase warrant and the non-flow-through units were each comprised of one common share and one share purchase warrant.  Each share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $0.18 per share for a period of one year.  Proceeds from the flow-through portion of the private placement must be used for qualifying expenditures on Canadian exploration properties, while proceeds from the non-flow-through units may be applied to working capital.  The TSX Venture Exchange (formerly the Canadian Venture Exchange) approved the private placement on October 4, 2001.

On January 18, 2002 the Company closed a non-brokered flow-through private placement totaling $253,850.  The private placement, announced December 19, 2001, was for up to 1,333,333 units prices at $0.15 per unit, with each unit comprised of one flow-through common share and one non-flow-through share purchase warrant, was subsequently amended on December 31, 2001 to increase the number of units offered to 1,692,333 units.  Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.20 for a period of one year.  Proceeds from the private placement must be used for qualifying expenditures on Canadian exploration properties.  The TSX Venture Exchange (formerly the Canadian Venture Exchange) approved the private placement on January 7, 2002.

On April 30, 2002 the Company closed a non-brokered private placement totaling $250,000 comprised of up to 1,666,666 units sold at a price of $0.15 per unit.  Each unit was comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share at an exercise price of $0.18 per share for a period of one year.  Proceeds from the private placement may be used for the evaluation and potential acquisition of mineral properties and for general working capital.  The TSX Venture Exchange (formerly the Canadian Venture Exchange) approved the private placement on April 29, 2002.

On April 17, 2002, the Company issued 75,000 shares at $0.12 per share to settle a debt of $25,000, which was announced on March 19, 2002.  The TSX Venture Exchange (formerly the Canadian Venture Exchange) approved it on April 2, 2002.  The Company also issued 25,000 common shares pursuant to the Dominion Creek property option agreement dated April 17, 2000 and 25,000 common shares pursuant to the Sappho property option agreement dated March 6, 2001.

On May 6, 2002, the Company announced the granting of incentive stock options to directors and consultants of the Company for the purchase of 845,000 shares, exercisable on or before May 6, 2007, at an exercise price of $0.15 per share.  The TSX Venture Exchange approved the transaction on May 13, 2002.

Pursuant to an agreement dated May 10, 2002, the Company acquired an option to earn 100% interest, subject to a 2% net smelter return royalty, in the Tommy Jack mineral property from Alan Raven, in consideration for issuing 200,000 common shares, making cash payments totaling $315,000, and carrying out staged exploration programs over an eight year period.  The Tommy Jack property, comprising 13 mineral claims (49 units) covering 1,225 hectares, is located 150 kilometres north of Smithers, British Columbia in the Omineca Mining Division.  The transaction was approved by the TSX Venture Exchange on May 16, 2002.  The Company distributed 25,000 common shares to the Vendor on June 12, 2002, pursuant to the agreement.

On June 12, 2002, pursuant to the Dominion Creek option agreement dated April 17, 2000, the Company distributed 25,000 common shares to the property vendors, Ronald MacArthur and Alan Raven.

On June 26, 2002, the Company announced it had decided not to continue its funding obligations to the Costamin International Joint Venture, previously announced in September 2001, in the Democratic Republic of Congo.  As a result, the Company will not acquire any equity interest in the venture.

On July 31, 2002, the Company announced an agreement whereby it may acquire 100% interest in the Lexington-Lonestar mineral property from Nanotek Inc., pending approval by the boards of directors and the TSX Venture Exchange.  The 3,200 hectare property straddles the Canada-United States border south of Greenwood, British Columbia.  The Company may acquire 70% interest in the property in consideration for 1,750,000 common shares and by spending $250,000 in exploration and development activities within two years of TSX-V approval.  The Company shall have the right at any time during a 12-month period commencing 3 months after TSX-V approval of the transaction to “call” the remaining 30% interest in the property from Nanotek Inc. in consideration for a cash payment of $250,000.  In the event that the Company does not exercise the call, the parties will form a joint venture to advance the property. The transaction was accepted for filing by the TSX-V on September 5, 2002.

On August 7, 2002, the Company announced an agreement whereby it may acquire 100% interest, subject to a 2.5% net smelter return royalty, in the Winnipeg-Golden Crown property from Dynasty Motorcar Corporation in consideration for cash and share payments over a two year period.  The Winnipeg-Golden Crown property, comprised of two crown granted mineral claims, is located 7 kilometres east of Greenwood, British Columbia.  The transaction was accepted for filing by the TSX-V on October 9, 2002.

On September 17, 2002, the Company announced that it had entered into an option agreement, whereby the Company may acquire the Roberts Mill from Bow Mines Ltd.  The Roberts Mill, which is located 5 kilometres south of Greenwood, British Columbia has been operated as a custom mill, process ores from mineral properties in the Greenwood area, producing gravity and flotation concentrates.  Under the terms of the option agreement, the Company will make cash payments totaling $336,000 over a period of six years and will deliver 400,000 common shares over a period of two years to Bow Mines Ltd.  The Company will also pay Bow Mines Ltd. a tonnage royalty of between $1.50 and $2.00 per tonne, dependent on the price of gold, on the first 500,000 tonnes of ore processed through the mill.  The transaction was accepted for filing by the TSX Venture Exchange on September 24, 2002.

On September 24, 2002 the Company announced an agreement to acquire the Zip 1-11 mineral claims, subject to a 1.5% net smelter return royalty.  The Zip mineral claims are located 8 kilometres east of Greenwood, British Columbia and are contiguous with the eastern boundary of the Winnipeg-Golden Crown property.  In consideration the Company will make a cash payment of $500 and deliver 25,000 common shares to the property vendor, John Kemp. The transaction was accepted for filing by the TSX Venture Exchange on October 22, 2002.

On October 1, 2002 the Company announced that it had entered into an option agreement to acquire a 100% interest, subject to a 2.5% net smelter return royalty, in the JD mineral property, located 8 kilometres east of Greenwood, British Columbia.  The JD property, comprised of 38 mineral claims is located west of and contiguous with the Winnipeg-Golden Crown property.  In consideration the Company will make cash payments totaling $97,500, deliver 300,000 shares, and conduct $250,000 in exploration expenditures over a four year period to the property vendors, John Kemp, Donald Hairsine, and George Nakade. The transaction was accepted for filing by the TSX Venture Exchange on October 21, 2002.

On October 8, 2002 the Company announced that it had entered into an option agreement to acquire a 100% interest, subject to a net smelter return royalty, in the Century Gold mineral property.  The Century Gold property, comprised of eleven mineral claims, surrounds the Winnipeg-Golden Crown property.  In consideration the Company will make cash payments totaling $75,000 over a two year period and will deliver 400,000 shares to the property vendor, Novra Technologies Inc.  Concurrently, a 4.5% gross value of production royalty, pursuant to an underlying agreement on the property, has been converted to a 4.5% net smelter return royalty, payable to three royalty holders.  The 4.5% net smelter return royalty will reduce to a 2.7% net smelter return royalty after the first $300,000 in NSR payments.  The transaction was accepted for filing by the TSX Venture Exchange on October 21, 2002.

Plan of Operations

The Company plans on advancing the Greenwood Gold Project to production, subject to completion of permitting and financing.  The Company also intends to rehabilitate and expand the Roberts Mill, which is a gravity-flotation mill, and carry out an underground bulk sample from the Lexington property Grenoble/Main Zone deposit, with the intent of achieving commercial production.  Other surface and underground exploration programs are planned for the Lexington property and the Golden Crown property.

At December 31, 2002 the Company had a working capital deficiency of $233,839.  Subsequent to the year-end, in February 2003, the Company announced it had arranged production financing of £2.4 million for its Greenwood Gold Project through an investment agreement with Ocean Resources Capital Holdings Plc. (“ORCH”), a London based company.  Pursuant to the agreement, ORCH has issued to the Company 4.8 million units of ORCH at the deemed price of £0.50 per unit and the Company has issued to ORCH a secured loan note in the principal amount of £2.4 million.  ORCH was listed to trade on the Alternative Investment Market (“AIM”) of the London Stock Exchange effective February 28, 2003. ORCH will assist the Company in reselling the Company’s ORCH units to third party purchasers.  The note issued by the Company will be for a term of 3 years, bearing interest at the rate of 12% per annum, with the Company agreeing to set aside from the proceeds realized from the sale of ORCH units, an amount sufficient to pay the first two years’ interest.  The note is repayable at any time by the Company delivering to ORCH, gold bullion at the fixed price of US$ 315 per ounce or the cash equivalent, at ORCH’s discretion.  In addition, the Company has agreed to issue to ORCH share purchase warrants entitling ORCH to acquire up to 5,500,000 million common shares of the Company at an exercise price of $0.30 per share in the first year and $0.35 in the second year.  A finder’s fee is payable by the Company. The transaction remains subject to acceptance by the TSX Venture Exchange.

Also subsequent to the December 31, 2002 fiscal year end, the Company completed a non-brokered flow-through private placement of 842,000 units, comprised of one flow-through common share and one non-flow-through share purchase warrant, priced at $0.25 per unit, was announced in March 2003, for gross proceeds of $210,500.  Every two share purchase warrants will entitle the holder to purchase one additional common share prior to April 2, 2004, at an exercise price of $0.30 per share.  Finder’s fees totaling $9,850 were paid pursuant to the private placement, which closed on April 2, 2004 and netted $200,650.

DESCRIPTION OF PROPERTY

The Company has a portfolio of British Columbia based mineral exploration properties covering over 21,000 hectares – the Greenwood Gold Project in the Greenwood Mining Division; the Boundary Project in the Greenwood and Osoyoos Mining Divisions; the Welbar and Domin Projects in the Cariboo Mining Division; and the Tommy Jack property located in the Omineca Mining Division of British Columbia (Figure 1.)

GOLD CITY INDUSTRIES LTD.
PROPERTY LOCATIONS
BRITISH COLUMBIA
STEWART
Tommy Jack Property
PRINCE GEORGE
Domin Project
Welbar Project
VANCOUVER
OSOYOOS
Greenwood Gold Project
Boundary Project

Figure 1.  Property Locations

Greenwood Gold Project

The Company’s principal focus is on its Greenwood Gold Project, centred around Greenwood, British Columbia.  The Greenwood Gold Project is comprised of the Lexington-Lonestar and the Winnipeg-Golden Crown gold-copper mineral properties (Figure 2).  In addition, the Company has entered into an option agreement with Bow Mines Ltd. to acquire 100% interest in a 75 tonne per day gravity-flotation mill, located 5 kilometres south of Greenwood, British Columbia.  The Company has initiated a preliminary assessment of the Lexington-Lonestar and the Winnipeg-Golden Crown properties and additional adjacent mineral properties in preparation for conducting a 10,000 tonne bulk sample from the properties.

The following property descriptions on the Lexington-Lonestar and the Winnipeg-Golden Crown mineral properties are summarized from technical reports filed October 1 and October 8th, 2002 under company profiles on SEDAR at www.sedar.com.

Figure 2.  Greenwood Gold Project – Lexington-Lonestar and Winnipeg-Golden Crown Properties

Greenwood Gold Project – Lexington-Lonestar Property

Location, Access and Ownership

The 2,300 hectare Lexington-Lone Star gold-copper property straddles the Canada-United States border and is centered on an area south of Greenwood, B.C., nine kilometres west of Grand Forks, B.C. and 42 kilometres north-northwest of Republic, Washington The British Columbian claims are located within the western half of the Greenwood Mining Division in south central British Columbia, Canada. The Washington state claims are located in Ferry County. The claims, on NTS map sheet 82E/02E are centered on 49(degrees) 00’ 35’’ N and 118(degrees) 37’ 00’ W.

The Lexington property claims in British Columbia are readily accessed from the paved provincial highway no. 3 via four different gravel access roads (McCarren Creek Road, Hartley-Phoenix Road, Phoenix Ski Hill Road, and May-Gibbs Creek Road) that link to the Phoenix-Lone Star haul road.  Access to the Washington State (Lone Star) claims is gained by traveling south on Highway 21, from the Danville border crossing, 3 kilometres west of Grand Forks, British Columbia, for 7 kilometres to Goosmus Creek Road, up the east side of Goosmus Creek for a further distance of approximately 7 kilometres.

Gold City has entered into an agreement with Minterra Resource Corp. (formerly Nanotek Inc.) to acquire 100% interest in the property.

Geology and Mineralization

The geological setting of the Lexington-Lonestar Property is dominated by a major 600 metre wide tectonic shear zone, the No. 7 Fault. The structure is a northeast trending arcuate feature convex to the northeast and moderately northeast dipping. The No. 7 Fault is one of a series of Jurassic–aged thrust faults in the Greenwood area juxtaposing late Paleozoic Knob Hill and Attwood Group, Triassic Brooklyn Formation and Eocene-aged stratigraphy. These thrusts are often marked by serpentinite bodies. On the Lexington-Lonestar Property the No. 7 Fault is bounded by a footwall and hangingwall sheet of serpentinite separated by a “dacite” package. The “dacite” package is composed of altered sediments, volcaniclastics and porphyries. This sequence is continuous from the Lonestar to beyond the Main Zone and forms the host of the numerous mineralized zones on the property.

Old workings, extensive localized surface drilling and a 900 metre decline with underground drilling has defined eleven mineralized zones on the property all related to the No. 7 Fault and the stratigraphy described above. The two principal mineralized zones are the Main Zone and the Lonestar although there is good potential in all zones. Both zones are focused at the Lower Serpentinite/Dacite contact and are composed of massive pyrite-magnetite lesser chalcopyrite veins, veinlets and disseminations.

The Main Zone, characterized on a large scale as a flattened cigar, has been traced for 375 metres down plunge, 20-75 metres wide and 2-24 metres thick. This zone, discovered in 1980, has been the focus of the majority of exploration since that time on the property and has received 48 surface, 50 underground diamond drill holes and a 900-metre decline with two cross-cuts in high grade gold sections. Thicker, higher grade segments are found where the Lower Serpentinite contact locally steepens much like at the Winnipeg-Golden Crown Property. The target has received in excess of C$3 million of expenditures to date by previous explorers.

The Lonestar target comprises two principal zones containing significant copper/gold mineralization, the Pit and Northwest Zones. Historically, in excess of 560,000 tons were extracted from the Pit Zone to feed the Granby smelter. Although the zones have received substantial drilling, previous works have provided a number of genetic interpretations all spatial related with the Lower Serpentinite contact.

The Lexington-Lonestar Property represents an advanced stage gold-copper project with up-side potential.  Subsequent to the fiscal year end, the Company has received permits to:  de-water the underground access to the Grenoble Main Zone; conduct a drilling program; and conduct a 2,000 tonne bulk sample from underground at the Lexington Property.  The Company intends to apply to expand the bulk sample permit from 2,000 to 10,000 tonnes.

Greenwood Gold Project – Winnipeg-Golden Crown Property

Location, Access and Ownership

The contiguous Winnipeg and Golden Crown claims are patented crown granted mineral claims located 7 kilometres east of Greenwood, in south central British Columbia. The claims are easily accessible by paved provincial highway no. 3 to Greenwood, followed by a paved/gravel road immediately east of Greenwood, which accesses the Phoenix property and links to the main Lone Star haul road.  Approximately 1.2 kilometres southeast of Hartford Junction on the Lone Star haul road, a one kilometre dirt road leads southeast to the Winnipeg-Golden Crown claims.

Gold City has entered into an agreement with Dynasty Motorcar Corporation to acquire 100% interest in the claims.

Geology and Mineralization

A series of medium to coarse-grained monzonite to monzodiorite to dark green diorite to amphibolite sills cut fine- grained pyroclastic volcanics and massive dark green microdiorite of unknown age. The composite intrusion is spatially associated with the east-west oriented Jurassic-aged Lind Creek thrust fault commonly marked by serpentinite bodies. The serpentinite bodies are thought to be part of a disrupted Permian-aged ophiolite sequence. A 50 metre thick sub-horizontal, but undulating serpentinite unit located approximately 75 metres below the surface, occurs on the property. As at the Main Zone on the Lexington property, steeper rolls in the upper contact of the serpentinite appear to control wider and richer zones of mineralization on the Winnipeg and Golden Crown claims. Additionally, late shallow dipping mineralized detachment faults are present and may offset principal veins as well as be important mineralized targets.

Extensive surface and underground drilling and a 1.1 kilometre exploration adit have helped to define the mineralized system. Between four and seven discrete veins have been interpreted by previous workers on the claims, and as many as 10 discrete veins in the robust structural-mineralized corridor spanning the Winnipeg, Golden Crown and adjacent Calumet claims. Veins range greatly in sulfide content but generally contain 50-70% sulfides of pyrrhotite-pyrite and lesser chalcopyrite in a quartz gangue. However, quartz veins with very low sulfide content are also present. Both vein types can carry high gold tenor. Veins typically are 1-2 metres true width, with local developments to 5 metres true width near the serpentinite contact. The veins are generally subparallel and closely spaced, trending west northwest and dipping steeply south.

The Winnipeg and Golden Crown claims represent an advanced stage gold-copper project with up-side potential. Gold City must proceed with Phase I involving proper due diligence to confirm the database and contract an independent qualified person to perform a resource/reserve estimate. Review by this qualified person will no doubt result in recommendations for drilling and underground development to firm confidence in the resource/reserve blocks. Phase I is estimated at $300,000. Further pre-feasibility level evaluation, Phase II, could follow on a positive Phase I, to determine economic viability in light of Gold City’s other resource base (Lexington Property) in the district, prevailing spot metal prices and permitting a central mill and tailing facility. Cost estimate for Phase II is $800,000.  The Company has received a permit to conduct a diamond drilling program.

Other Properties

In addition to the Company’s principal project, the Company’s other British Columbia exploration properties are briefly described below.

Boundary Project

The Boundary Project, totalling 10,800 hectares, is centred around Rock Creek, BC approximately 30 kilometres east of Osoyoos. The Boundary Project lands include the Company's 100% owned Caramelia Property (2,000 hectares) and Old Nick Property (2,900 hectares), and a 44% interest in the Rock Creek Gold Trend Joint Venture (3,200 hectares). In addition, the Company has 100% interest in the Shut (350 hectares), and Midway (1,700 hectares) properties, and has optioned the Sappho (500 hectares) property.  Subsequent to the December 31, 2002 fiscal year end, the Company has entered into an option agreement dated April 14, 2003 with Jantri Resources Inc. whereby Jantri may earn a 50% interest in the Company’s Caramelia property in consideration for cash payments totalling $150,000, issuance of 600,000 shares, and exploration work commitments of $500,000 over a four year period.  The transaction is pending acceptance for filing by the TSX Venture Exchange.

Welbar Project

The Welbar Project, comprised of the Company's 100% interest in the Myrtle-Proserpine (459 hectares) and the Promise Properties (2,125 hectares) is located near Wells and Barkerville, BC.

The Welbar properties are strategically located adjacent to International Wayside Gold Mines Ltd.'s Cariboo Gold Project, within the 30-kilometre long, northwest trending Wells-Barkerville Gold Belt. In March 2000, a new discovery, the Bonanza Ledge, was announced by International Wayside Gold Mines Ltd., located within 180 metres of the Company's Myrtle claims.

The Welbar properties are subject to an option agreement between the Company and International Wayside Gold Mines Ltd., whereby International Wayside may acquire a 50% interest in the properties from Gold City by expending $250,000 in exploration work commitments and by delivering 300,000 common shares to Gold City on each of the two properties (Promise and Myrtle-Proserpine), prior to December 31, 2004.

Domin Project

The Domin Project (3,700 hectares), located 43 kilometres northeast of Wells, BC, includes the Company's 100% owned Domin property and the contiguous Dominion Creek property under 100% option.

At its Domin Project, the Company controls some 15 kilometres of prospective ground along the Isaac Lake Fault. BC Regional Geochemical Surveys conducted in 1984 and 1985 identified significant geochemical anomalies along the watersheds in the Isaac Lake fault structure. Noranda Exploration Company Ltd. carried out exploration programs from 1986-88. In 1992, an 1180-tonne bulk sample was mined and processed that averaged 14.0 grams per tonne. A survey conducted in 1998 confirmed that high-grade mineralized float extends over 1,700 metres upstream and up ice from the Main Zone showing.

Mineralized boulders and geochemical anomalies have been outlined by previous exploration work along the 14-kilometre long Isaac Lake fault trend. Only 1.25 kilometres of this trend has been explored in any detail and that work focused on the initial discovery area, where geochemical & geophysical surveys, trenching and diamond drill programs were carried out by Noranda Exploration Company Ltd. (1986-1988). Other geochemical anomalies in soils and stream sediments within the project area have never been followed up.

In 2000 the Company carried out a regional prospecting, mapping and stream sediment sampling program followed by a 17 hole, 1,100-metre drill program on the South Zone discovery. The field work confirmed and expanded the previous known zones of mineralization. The zone of potential high-grade gold mineralization extends southerly at least 3,000 metres from the known showings. The Company plans success-contingent, staged exploration programs to refine known anomalies and to discover new anomalies in future exploration seasons.

Subsequent to the December 31, 2002 fiscal year end, the Company entered into an option agreement dated May 29, 2003 with XMP Mining Limited, whereby XMP may earn a 50% interest in the Dominion Creek property in consideration for cash payments totalling $255,000; issuance of 800,000 shares; and exploration work commitments totalling $750,000 over a four year period.  The transaction is pending acceptance for filing by the TSX Venture Exchange.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

During the year ended December 31, 1997, the Company issued 1,694,850 shares for indebtedness in the amount of $508,317 and the Company issued 41,670 shares for mineral properties in the amount of $12,501.  During the year, the Company received subscriptions pursuant to agreements for the following private placements:

(a)

194,808 units at $0.30, each unit consists of one common share and one-half shares purchase warrant.  Each whole warrant entitled the holder to purchase one share at $0.21 in the first year, and $0.24 in the second year.  The warrants expired on March 14, 1999.

(b)

438,096 units at $0.21, each unit consists of one common share and one-half share purchase warrant.  Each whole warrant entitles the holder to purchase one share at $0.21 in the first year, and $0.24 in the second year.  The warrants expire on September 18, 1999.

(c)

238,095 units at $0.21, each unit consists of one share and one share purchase warrant.  Each warrant entitles the holder to purchase one common share at $0.21 in the first year, and $0.24 in the second year.  The warrants expire on October 15, 1999.

(d)

806,664 units at $0.15, each unit consists of one share and one share purchase warrant.  Each warrant entitles the holder to purchase one common share at $0.15 for the one year.  The warrants expire on December 1, 1998.  Of the common shares to be issued, 604,999 are “flow-through” shares; the Company must spend $90,750 of the funds raised on exploration expenditures.  The expenditures will be renounced to the investors and will not be able to be applied against future income taxes.

None of the warrants from the fore-mentioned private placements were exercised.

As of December 31, 1997, the Company had a working capital deficiency of ($659,230) and reported a loss of ($895,683) for the year then ended.

During the year ended December 31, 1998, the Company issued 3,628,307 shares for indebtedness ($602,803); 639,666 shares for cash of which 1,677,663 were pursuant to the private placements which took place during Fiscal 1997 as described above. These shares were issued in February of 1998 and were subsequently consolidated 7 for 1 to 239,666 shares and 400,000 shares were issued pursuant to a private placement for proceeds of $60,000.

The following subscriptions were received during Fiscal 1998:

(a)

1,420,500 units @$0.15 per unit. Each unit consisted of one share and one share purchase warrant entitling the holder to purchase one additional share at a cost of $0.20 until June 15, 2000. 365,000 of these warrants were exercised in 1999 for proceeds of $73,000 and 905,000 were exercised in 2000 for proceeds of $181,100. The balance of the warrants (150,000) were not exercised, expiring on June 15, 2000.

(b)

250,000 units at $0.20 per unit. Each unit consisted of one flow-through-share and one share purchase warrant entitling the holder to purchase one additional flow-through-share at a cost of $0.25 until December 31, 1999. 150,000 of these share purchase warrants were exercised during 1999 for proceeds of $37,500. The remaining 100,000 share purchase warrants (100,000) were no exercised, expiring on December 31, 1999.

As of December 31, 1998, the Company had a working capital position of $40,740 and reported a loss of ($1,031,960) for the year then ended.

During the year ended December 31, 1999, the Company issued 1,670,500 shares including share subscriptions received in 1998 in the amount of $263,075; the Company issued 1,050,200 shares for cash in the amount of $196,936.  The 1,050,200 shares issued for cash consisted of the following transactions:

(a)

205,200 shares were issued pursuant to the exercise of share purchase warrants with proceeds of $36,936;

(b)

365,000 shares were issued pursuant to the exercise of share purchase warrants with proceeds of $73,000;

(c)

330,000 shares were issued pursuant to the exercise of share purchase options with proceeds of $49,500; and,

(d)

150,000 shares were issued pursuant to the exercise of share purchase warrants with proceeds of $37,500.

During the year, the Company received subscriptions pursuant to agreements for the following private placements:

(a)

150,000 flow-through shares at $0.15.

(b)

194,002 (Subscriptions for 66,668 of these units were received prior to December 31, 1999 and the balance of the subscriptions were received in January 2000.) units at $0.15, each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one share at $0.20 until January 5, 2001.

As of December 31, 1999, the Company had a working capital deficiency of ($36,695) and reported a loss of ($237,453) for the year then ended.

During the year ended December 31, 2000, the Company issued 216,668 shares for share subscriptions received in 1999 in the amount of $32,500; the Company issued 4,490,668 shares for cash in the amount of $992,220; and, the Company issued 181,410 shares for acquisition of mineral properties in the amount of $43,153.  During the year, the Company received subscriptions pursuant to agreements for the following private placements:

(a)

In January, the Company issued 127,334 units for gross proceeds of $19,100, each unit consisting of one common share and one warrant.  Warrant holders are entitled to acquire one additional common share for each warrant held at a price of $0.20 per share.  The warrants expired unexercised on January 5, 2001.

(b)

The Company concurrently issued 66,668 units for gross proceeds of $10,000 with respect to share subscriptions received in 1999.  The units bear identical terms to those above.

(c)

The Company concurrently issued 150,000 flow-through shares for gross proceeds of $22,500 with respect to share subscriptions received in 1999.

(d)

400,000 units for gross proceeds of $100,000, each unit consisting of one common share and two warrants.  Warrant holders are entitled to acquire one additional common share for each three warrants held at a price of $0.35 per share in the first year and $0.45 per share in the second year.  All of these warrants expired unexercised June 30, 2002.

(e)

The Company issued 266,000 units for gross proceeds of $66,500.  Each unit consists of one flow-through common share and one warrant.  Warrant holders are entitled to acquire one additional common share for each three warrants held at a price of $0.35 per share in the first year and $0.45 per share in the second year.  All of these warrants expired unexercised on June 30, 2002.

(f)

1,680,000 units for gross proceeds of $420,000.  Each unit consists of one flow-through common share and one warrant.  Warrant holders are entitled to acquire one additional common share for each three warrants held at a price of $0.35 per share in the first year and $0.45 per share in the first year and $0.45 in the second year.  All of these warrants expired unexercised August 2, 2002.

(g)

500,000 units for gross proceeds of $125,000 pursuant to a Short Form Offering Document.  Each unit consists of one flow-through common share and two warrants.  Warrant holders are entitled to acquire one additional common share for each three warrants held at a price of $0.35 per share in the first year and $0.45 per share in the first year and $0.45 in the second year.  All of these warrants expired unexercised October 26, 2002.

During 2001 the Company completed financings as follows:

(a)

In July, the Company issued 900,000 units at $0.15 per unit, for gross proceeds of $135,000.  Of the units, 325,000 consisted of one flow-through common share and one non-flow-through common share purchase warrant and 575,000 of the units consisted of one common share on one July Warrant.  Each July Warrant entitles the holder thereof to purchase one common share at a price of $0.18 per share until July 2, 2002. All of these warrants expired unexercised.

(b)

In October, the Company issued 624,665 units at $0.15 per unit for gross proceeds of $93,700. Of the units, 449,666 consisted of one flow-through common share purchase warrant and 174,999 of the units consisted of one common share and one October Warrant.  Each October Warrant entitles the holder thereof to purchase one common share at a price of $0.18 per share until October 4, 2002. All of these warrants expired unexercised.

During 2002, the Company completed non-brokered private placement financings as follows:

(a)

In January, the Company issued 1,692,333 units @$0.15 per unit, for gross proceeds of $253,850.  Each unit is comprised of one flow-through common share and one non-flow-through share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.20 per share until January 7, 2003.

(b)

In April, the Company issued 1,666,666 units @ $0.15 per unit, for gross proceeds of $250,000.  Each unit is comprised of one common share and one share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.18 per share until April 29, 2003.

(c)

In November, the Company issued 554,066 units @ $0.15 per unit for gross proceeds of $83,110. Of the units, 312,366 units are flow-through, each comprised of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share at an exercise price of $0.20 prior to December 31, 2002.  All of these warrants expired unexercised. The remaining 241,700 units are each comprised of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional share at an exercise price of $0.20 prior to November 14, 2003.

The Company has not paid any dividends since incorporation and it is not anticipated that the Company will pay any dividends in the foreseeable future.  The amount, timing and payment of dividends in the future, if any, will be determined by the Board of Directors of the Company based upon, among other things, earnings, financial condition of the Company, the need to finance ongoing administration and exploration requirements and such other business considerations as are considered relevant.  However, the Company is not limited in any way in its ability to pay dividends on its common shares.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 11 entitled “Enterprises in the Development Stage” – (AcG11). Gold City Industries Ltd. is considered to be a development stage enterprise.  The guideline addresses three distinct issues: (i) capitalization of costs/expenditures, (ii) impairment, and (iii) disclosure.  Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP.  AcG11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise.  In addition, AcG11 requires specific disclosure of information by development stage companies.  The guideline is effective no later than fiscal periods beginning on or after April 1, 2000, which is applicable in the 2001 fiscal year.

Management of Gold City Industries Ltd. is aware that there are two alternative views of how AcG11 affects mining companies with respect to the deferral of exploration costs.  CICA Handbook Section 3061 “Property, Plant and Equipment” states that for a mining property, the cost of the asset includes exploration cost if the enterprise considers that such costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs.  Under the view adopted by the Company, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG11 exist.  Under the alternative view, however, there would be a regular assessment of deferred exploration costs.  Assessment of the probability of recoverability of deferred exploration costs from future operations would require the preparation of a projection based on objective evidence of economic reserves, such as a feasibility study.  The stage of the Company’s operations is such that like most mining companies in the exploration stage, it would not be practicable to obtain a feasibility study or provide other information that could be used to support capitalization of deferred exploration costs under the alternative view.

In March 2002, the CICA Emerging Issue Committee issued EIC126 – “Accounting by Mining Enterprises for Exploration Costs”.  In this abstract, the CICA concluded that a mining enterprise that has not established mineral reserves objectively and, therefore, does not have a basis for preparing a projection of the estimated future net cash flow from the property is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.

Should the alternative interpretation as followed in AcG11 and EIC126 be determined by the accounting profession to be appropriate, all deferred exploration costs would be written off as of the beginning of the year.  This write-off would be treated as a change in accounting principle.  The result would be a reduction of mineral properties and related deferred exploration assets of $2,776,906 and an increase in the deficit of $2,776,906.

AcG11 and EIC126 also provide guidance on measuring impairment when pre-operating costs have been capitalized.  As at December 31, 2002, geological assessment reports on the Company’s mineral properties do not indicate conditions, such as those in AcG11, under which impairment exists.

All reports done by qualified geologists and/or qualified engineers indicate that all of the amounts relating to the Company’s properties are recoverable and that there is no impairment associated with any of these properties based on current economics.

Results of Operations

Fiscal 2002 Ended 12/31/2002 vs. Fiscal 2001 Ended 12/31/2001

During the year ended December 31, 2002 the Company reported a net loss of $646,551 compared to a consolidated net loss of $272,306 reported in the year ended December 31, 2001.  The difference is primarily due to abandonment and write down of mineral properties, which amounted to $305,248 for the year ended December 31, 2002 compared to no mineral property write downs in the prior year.  Revenue reported for the year ending December 31, 2002 was $2,059 compared to $22,115 for the year ending December 31, 2001.  The difference in revenue is primarily attributable to a finder’s fee ($15,898) received by the Company for introducing a mining technology project to a major mining company.  Effective January 1, 2002 the Company adopted new accounting recommendations for stock-based compensation and as a result reported expenses of $18,460 for the year ended December 31, 2002.  Administrative expenses increased to $267,906 in the year ended December 31, 2002 from $219,195 for the year ended December 31, 2001.  Material changes in administrative expenses were due to: increased auditing and legal costs of $18,207 associated with the Company’s submission of a 20-F registration statement with the United States Securities Exchange Commission; in respect of its mineral property acquisitions; and increased office and general expenses of $30,034 primarily due to consulting fees paid in respect of the Company’s 20-F registration statement, and to an increase in office rent.

Fiscal 2001 Ended 12/31/2001 vs. Fiscal 2000 Ended 12/31/2000

During the year ended December 31, 2001 the Company reported a consolidated net loss of $272,306 compared to a net loss of $343,191 reported in the year ending December 31, 2000.  Revenue reported was $22,115 compared to revenue of $11,318 in the same period in 2000.  The difference in revenue is primarily attributable to a finder’s fee ($15,898), which was received by the Company for introducing a mining technology project to a mining company.  Expenses decreased to $219,195 from $261,969 in the same period in 2000.  Material changes in expenses included: audit and legal expenses decreased by $19,010, chiefly due to the settlement of a legal dispute between the Company and International Wayside Gold Mines Ltd.; depreciation decreased by $17,513, as capital assets written off in the previous year left a lower opening net book value in 2001; and business development expenses for the year were partially offset by an increase of $9,614 in office and general expenses, which included an increase of $7,346 in office rent, due to lease of new office space; and increase of $11,595 in travel and accommodation; an increase of $3,920 in telecommunications; and an increase $18,107 in shareholder communications.  These increases in office and general expenses were offset by decreases in management fees of $32,500; due to reduced fees charged by two directors and/or officers of the Company.

Fiscal 2000 Ended 12/31/2000 vs. Fiscal 1999 Ended 12/31/1999

For the Fiscal Year ended 12/31/2000, the Company incurred a net loss of $343,191 compared to a net loss of $237,453 in Fiscal 1999.  The difference in the loss was mainly due to increased office and general costs of $45,000 related to property management and administrative services; increased project evaluation costs of $50,000 due to the increased volume of properties under review, which was partially offset by a decrease of $25,000 in consulting and technical fees; increased business development costs of $17,000 due to the initiation of investment presentations; increased legal costs of $8,500 due to the Welbar Properties dispute; increased share transfer and regulatory fees of $6,000 due to increased filings and equity issues; and, increased depreciation of $13,000 due to write downs of office assets, which was offset by a reduction of $19,000 in mineral property write downs.

During the year, the Company incurred material expenditures for deferred exploration on its properties in British Columbia of $373,269.  A property payment of $70,000 and exploration expenditures of $121,800 were made on the Myrtle/Proserpine Properties at Wells/Barkerville, B.C.  The other significant resource expenditure was $211,200, which was incurred to conduct exploration programs on the Domin Project northeast of Wells, B.C.

Fiscal 1999 Ended 12/31/1999 vs. Fiscal 1998 Ended 12/31/98

For the Fiscal Year ended 12/31/1999, the Company incurred a net loss of $237,453 compared to a net loss of $1,031,960 in Fiscal 1998. The difference in the net loss was primarily due to the write-off of deferred exploration costs on abandoned properties, which amounted to $864,000 in Fiscal 1998 compared to $30,000 in Fiscal 1999.

Other significant changes in expenditures were in legal costs, which increased by $26,000 in Fiscal 1999 as a result of the re-structuring of the company’s debts, which while mainly carried out in Fiscal 1998, continued into Fiscal 1999 and were invoiced in the year, together with the costs of the private placement and share issues in Fiscal 1999. These costs were more than offset by a reduction in finance fees of $47,000, incurred in Fiscal 1998 for the restructuring.  The consulting and technical fees, taken together with the office and general costs, decreased by $28,000.  These cost reductions represent reduced fees and salaries paid in Fiscal 1999. The other significant expenditure change was $31,000 in exploration work.  An extensive geological review was carried out on the Company’s exploration properties to determine the development potential of each one.

Management examined over fifty mineral development proposals in Fiscal 1999 and made follow-up offers to negotiate project agreements on several.  Of those, two were advanced to the stage where announcements were made.  The first, a barge/loading/unloading system and transport for mineral product from the west coast of Africa was developed to the proposal state; however, the preliminary plan was not accepted by the property owner.  The second proposal involved the acquisition, over time, of ownership and operation of a gold placer mine and plant in the Yukon, together with leases on extensive acreage. A final agreement was not reached.

During Fiscal 1999, the Company completed a private placement of 1,670,500 common shares for net proceeds of $263,075.  The subscriptions for shares for this placement were submitted in December 1988, but the proceeds were not received until early 1999.  In addition to this private placement, the company issued 1,050,200 shares for proceeds of $196,936 as a result of the exercise of share purchase warrants and share purchase options by directors and other shareholders in Fiscal 1999.

Liquidity and Capital Resources

Fiscal 2002 Ended 12/31/2002

The Company had a working capital deficit of $233,839 as at December 31, 2002 compared to working capital of $29,864 as at December 31, 2001.

As at December 31, 2002, the Company had 23,124,225 common shares issued and outstanding (28,791,624 common shares on a fully diluted basis).

The Company’s current operations consist of the evaluation and exploration of mineral properties.  The Company presently does not have sufficient financial resources to undertake all of its current planned exploration and development programs and is dependent upon future financings to fund its operations, including property option payments and exploration work commitments.  The Company has no revenue producing properties.

The Company plans to finance future exploration programs on its Canadian exploration properties by flow-through financing.   The Company will continue to rely on equity funding to finance its ongoing exploration activities. Subsequent to the December 31st fiscal year end the Company arranged investment financing of £2.4 million through Ocean Resources Capital Holdings Plc., a London, UK based company, to advance its Greenwood Gold Project to production (see Plan of Operations).

Fiscal 2001 Ended 12/31/2001

At December 31, 2001, the Company had working capital of $29,864 compared to working capital at $172,689 at December 31, 2000.

Cash Flows from Operating Activities in the Twelve Months Ended 12/31/2001 totaled ($3,609) including the Net Loss of ($272,306). Significant adjustments included marketable securities written down in the amount of $18,000; amortization of $1,987; and, net changes in non-cash working capital in the amount of $248,710.  The net changes in non-cash working capital consisted of accounts receivable of $17,626; accounts payable and accrued liabilities of $96,425; loans payable of $135,071; and, prepaid expenses of ($412).

Cash Flows From Investing Activities in the Twelve Months Ended 12/31/2001 totaled ($374,225), consisting of the purchase of capital assets in the amount of ($12,409); the acquisition of mineral properties in the amount of ($178,971); deferred exploration in the amount of ($192,117); and, the sale of assets in the amount of $9,272.

Cash Flows From Financing Activities in the twelve Months Ended 12/31/2001 totaled $467,550 consisting entirely of shares issued for cash in the amount of $213,700 and share subscriptions received in the amount of $253,850.

Fiscal 2000 Ended 12/31/2000

The working capital of the Company at the end of Fiscal 2000 (December 31st) was 172,689 as compared to a working capital deficit of ($36,695) at the end of Fiscal 1999.

Cash Flows from Operating Activities in the Twelve Months Ended 12/31/2000 totaled ($349,987) including the Net Loss of ($343,191). Significant adjustments included abandonment of mineral properties in the amount of $11,463; depreciation of $19,500 and net changes in non-cash working capital of ($37,759). The net changes in non-cash working capital consisted of a decrease in accounts receivable of ($20,033); a decrease in prepaid expenses of ($121); a decrease in accounts payable and accrued liabilities of ($8,604); and, a decrease in loans payable of ($9,000).

Cash Flows From Investing Activities in the Twelve Months Ended 12/31/2000 totaled ($488,446), consisting of the following items: the acquisition of mineral properties in the amount of ($95,992); the proceeds from the sale of office equipment in the amount of $900; the purchase of other assets in the amount of ($16,205); and deferred exploration costs in the amount of ($377,149).

Cash Provided by Twelve Months Ended 12/31/2000 Financing Activities totaled $992,220, consisting entirely of the issuance of common stock for cash.

Fiscal 1999 Ended 12/31/1999

The Company had a working capital deficit of ($36,695) at 12/31/1999.

Cash Flows from Operating Activities in the Twelve Months Ended 12/31/1999 totaled ($199,000), including the Net Loss of ($237,453). Significant adjustments included Depreciation of $6,313, the abandonment of mineral properties in the amount of $30,654; a reduction of the prior year’s expenses in the amount of ($14,184); and, net changes in non-cash working capital in the amount of $15,670. The net changes in non-cash working capital consisted of accounts receivable in the amount of $15,434; prepaid expenses of ($606); accounts payable and accrued liabilities of ($3,158); and, loans payable of $4,000.

Cash Flows from Investing Activities in the Twelve Months Ended 12/31/1999 totaled ($106,305), consisting of the purchase of capital assets in the amount of ($3,706); the acquisition of mineral properties in the amount of ($3,065); the proceeds from the sale of surface land rights in the amount of $19,941; deposits in trust in the amount of ($2,625); and, deferred exploration costs of ($116,850).

Cash Provided by Twelve Months Ended 12/31/1999 Financing Activities totaled $229,436 consisting entirely of shares issued for cash in the amount of $196,936 and share subscriptions received in the amount of $32,500.

US GAAP Reconciliation with Canadian GAAP

U.S. GAAP requires that exploration and general and administrative costs related to projects be charged to expense as incurred.  As such, some of the costs accounted for as deferred mineral acquisition and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP.  Property acquisition costs are capitalized under both Canadian and U.S. GAAP.

Under Canadian G.A.A.P., mineral property costs are capitalized if an enterprise considers such costs have the characteristics of property, plant and equipment. An enterprise applies the method of accounting for exploration costs that it considers to be appropriate to its operations and applies the method consistently to all its properties. (C.I.C.A. Handbook Section 3061.21)

A mining enterprise that has not established mineral reserves objectively, and therefore, does not have a basis for preparing a projection of the estimated future net cash flows from the property is not precluded from considering exploration costs to have the characteristics of property plant and equipment. (C.I.C.A. Emerging Issues Committee, EIC-126)

In general, exploration and capitalized mineral property costs are expenses under Canadian G.A.A.P. when:

1.

exploration activities have ceased;

2.

exploration results are not promising such that exploration will not be planned for the foreseeable future;

3.

lease ownership rights have expired;

4.

or insufficient funding is available to complete the exploration program.

The accounting policy disclosures as required by Canadian G.A.A.P. are described in Note 1 to the financial statements.

Variation in Operating Results

The Company is presently exploring its properties for sufficient reserves to justify production.  None of its properties are yet in production and consequently, the properties do not produce any revenue.  As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its properties.

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote 15. to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.34 as of June 16, 2003.

The Company has financed its activities through the distribution of equity capital.  The timing of such distributions was dependent on the requirements of the Company and the economic climate.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Table No. 3 lists as of June 16, 2003 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents and citizens of Canada.

Table No. 3

Directors

Name	Age	Date First Elected/Appointed
Frederick J. Sveinson	55	October, 1998
Melvin A. Smale (1)	74	October, 1998
Courtney A. Shearer (1)	45	December, 2000
Paul S. Cowley (1)	47	April, 2000
Robert G. McMorran	51	May, 2003

(1) Member of Audit Committee. The Audit Committee is composed of three Directors, two of whom are non-officers of the Company. The Audit Committee meets at least once a year to review the annual audited financial statements and make appropriate recommendations to the Board of Directors based upon their review.

Table No. 4 lists, as of June 16, 2003 the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens and residents of Canada.

Table No. 4

Executive Officers

Name	Position	Age	Appointment
Frederick J. Sveinson(1)	President and CEO	55	October, 1998
Courtney A. Shearer (2)	CFO	45	June, 2001
Terry A. Sveinson (3)	Treasurer	52	October, 1998
Robert G. McMorran (4)	Corporate Secretary	51	October, 1998

(1)  He spends 90% of his time on the affairs of the Company.

(2)  He spends 25% of his time on the affairs of the Company.

(3)  He spends 10% of his time on the affairs of the Company.

(4)   He spends 10% of his time on the affairs of the Company.

Melvin W. Smale – Mr. Smale is the Chairman and a member of the Board of directors. He has been involved in the planning and construction of mine facilities throughout the world. He is currently the principal of his own construction company. He has been responsible for the construction of over a dozen major mines in North America, Australia, Papua New Guinea and the Philippines.  As project manager he has been responsible for all phases of construction for mining, hydroelectric projects and commercial projects. His involvement in these projects has included scheduling, planning, training and the coordination of the construction and engineering phases. Mr. Smale is not presently an officer/director of any other company.

Frederick J. Sveinson – Mr. Sveinson is the President, Chief Executive Officer and a member of the Board of Directors. He is a professional mining engineer who has acted in senior operating and management positions for Terra Mines Ltd., Echo Bay Mines Ltd. (including General Manager of the Lupin and Sunnyside mines), Vice President of Operations for Dynatec Mining Ltd., President and Chief Operating Officer for United Keno Hill Mines Ltd., and Chief Operating Officer for Lytton Minerals Ltd. His experience includes work in Africa, the United States, Canada, including the Canadian Arctic region.  Mr. Sveinson graduated from the University of Saskatchewan with a B.Sc. in Mining Engineering in 1970 and from the University of Waterloo with a Bachelor of Arts in General Economics in 1985.  He is currently a member of the following associations:

a.

Association of Professional Engineers and Geoscientists of British Columbia

b.

Canadian Institute of Mining and Metallurgy

c.

American Institute of Mining Engineers

He is not currently an officer/director of any other public company.

Courtney A. Shearer – Courtney Shearer is the Chief Financial Officer and a member of the Board of Directors. He is a forestry Engineer with an advanced degree in business (MBA). He worked for three years in the forestry industry and then three years in the mining industry before becoming a founding partner of an oilfield service company, which was sold in 1994 to ICO, Inc. of Houston, Texas. After the sale of his company to ICO, he assumed the position of Vice President of Canadian Operations of ICO, Inc., a position which he held until 1999.  Mr. Shearer is currently:

(a)

Vice President of Operations for Wise Wood Corporation, a Calgary-based public oil field service company – since August 2002.

Terry A. Sveinson – Terry Sveinson is the Treasurer of the Company. He is a Certified General Account who has conducted a professional accounting practice in Edmonton, Alberta since 1990. His practice is administered through his privately held company, Terry Sveinson Professional Corporation. Terry Sveinson Professional Corporation is a public accounting firm providing accounting and tax advice to individuals and corporations located in western Canada. Mr. Sveinson received his Bachelor of Commerce from the University of Saskatchewan with a major in Finance in 1972 and his Certified General Accounting Degree from the Certified General Accountant's Association of Alberta in 1980. He not currently an officer/director of any other public company.

Robert G. McMorran – Mr. McMorran is a member of the Board of Directors and is the Corporate Secretary.  He is a Chartered Accountant and the President of Malaspina Consultants Inc., a private company that provides administrative and financial/accounting services to public companies/entities with corporate offices located primarily in the greater Vancouver, B.C. area. Mr. McMorran is a graduate of Simon Fraser University where he received a B.Sc. in Mathematics in April of 1976. He is also an officer and/or director of the following companies:

(a)

VRX WorldWide Inc. (formerly Cambridge Ventures Inc.), CFO, & Director since January 2001, was formerly President, CEO & Director from April 1994 to January 2001

(b)

Western Canadian Coal Corp. CFO since June 1999

(c)

Continuum Resources Ltd. Director since July 2000

(d)

Plus International Corporation – Director since December 2000

(e)

Mesa Resources Inc. (formerly Denstone Ventures Ltd.) Director since January 2001

(f)

Canada Dominion Resources Limited Partnerships (I – XI) – CFO since March 1998

Paul S. Cowley – Mr. Cowley is a member of the Board of Directors of the Company and is Vice President of Exploration for the Company. He is a professional geologist who has worked in the resource industry for the past twenty-three years.  During that period he was involved in exploration work for precious metals, base metals, diamonds, coal, and industrial minerals throughout Canada, Latin America, Asia and Africa. His career included employment with BHP Minerals where he was involved in the discovery and advancement of four gold deposits in the Canadian Arctic.  He also served as BHP’s Bolivian country manager. Mr. Cowley graduated from the University of British Columbia in 1979 with a B.Sc. Honours in Geology.  He is also an officer/director of the following companies:

(a)

Panterra Exploration Corp. (formerly Rampton Resource Corp.) – since February 1997

(b)

Jantri Resources Inc. – since April 2003

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. Terry Sveinson, the Treasurer of the Company and Frederick Sveinson, the President and a Director of the Company are brothers. Other than that, there are no family relationships between any two or more Directors or Executive Officers.

COMPENSATION

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

The Company grants stock options to Directors, Executive Officers and employees; refer to ITEM #10, "Stock Options".

Total compensation accrued and/or paid (directly and/or indirectly) to all Officers/Directors during Fiscal 2002 ended December 31, 2002 was $188,260 (see ITEM #7 Interest of Management in Certain Transactions).

Except for the stock option program discussed in ITEM #12, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

The Company currently has three employees.  The name, location and job title of each employee is listed below:

Name	Location	Job Title
Fred Sveinson (1)	Vancouver	President & CEO
Sandra Sveinson (2)	Vancouver	Consulting Mining Engineer
Arthur Magill (3)	Vancouver	Corporate Development Consultant

(1) Fred Sveinson provides consulting services to the Company under a contract with Sveinson Mineral Services Inc.

(2) Sandra Sveinson provides consulting services to the Company under a contract with Sveinson Mineral Services Inc.

(3) Arthur Magill provides contract consulting services to the Company under a contract with Consulting by AJ

Share Ownership

The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by another corporation as described below.

Table No. 5 lists, as of June 16, 2003, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group, as based on 25,137,892 shares outstanding as of June 16, 2003 and stock options and share purchase warrants held by each beneficial holder exercisable within sixty days.

Table No. 5 - Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class*
Common	Frederick J. Sveinson (1)	3,218,102	12.5%
Common	Melvin A. Smale (2)	2,269,023	8.9%
Common	Courtney A. Shearer (3)	511,263	2.0%
Common	Paul S. Cowley (4)	406,400	1.6%
Common	Terry A. Sveinson (5)	606,358	2.4%
Common	Robert G. McMorran (6)	90,000	0.4%
Total Directors/Officers			27.8%

* Based on 25,137,892 shares outstanding as at June 16, 2003 and assuming exercise of stock options and/or share purchase warrants held by each beneficial holder exercisable within sixty days.

(1)

Of these shares, Mr. Sveinson has sole voting and dispositive power as to 1,514,262 shares, including 1,164,262 directly held shares, of which 1,047,262 shares are held in RRSP accounts, and Mr. Sveinson holds 350,000 stock options. In addition, Mr. Sveinson has shared voting and dispositive powers as to 1,703,840 shares.

(2)

Of these shares, Mr. Smale holds directly 1,952,356 shares, 250,000 represent currently exercisable share purchase options and 66,667 represent currently exercisable share purchase warrants.

(3)

Of these shares, Mr. Shearer has sole voting and dispositive power as to 111,111 shares and Mr. Shearer holds 250,000 stock options.  In addition, Mr. Shearer has shared voting and dispositive powers as to 150,263 shares.

(4)

Of these shares, Mr. Cowley holds directly 89,700 shares, 250,000 stock options and 66,700 share purchase warrants.

(5)

Of these shares, Mr. Sveinson has sole voting and dispositive power as to 244,078 shares, of which 110,000 shares are held in RRSP accounts, 50,000 represent currently exercisable share purchase options and 25,000 represent currently exercisable share purchase warrants.  In addition, Mr. Sveinson has shared voting and dispositive powers as to 287,280 shares.

(6)

Of these shares, Mr. McMorran holds directly 10,000 shares and 80,000 represent currently exercisable share purchase options.  Of these 80,000 share purchase options, 45,000 are held in the name of Malaspina Consultants.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The Company is aware of four persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 6 lists as of June 16, 2003, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 6 - 5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class*
Common	Douglas H. Shearer	2,284,824	9.1%
Common	Melvin A. Smale (1)	2,269,023	8.9%
Common	Frederick J. Sveinson (2)	3,218,102	12.5%
Common	David Hall	1,474,750	5.9%

* Based on 25,137,892 shares outstanding as of June 16, 2003 and stock options and share purchase warrants held by each beneficial holder exercisable within sixty days.

(1)

Of these shares, Mr. Smale holds directly 1,952,356 shares, 250,000 represent currently exercisable share purchase options and 66,667 represent currently exercisable share purchase warrants.

(2)

Of these shares, Mr. Sveinson has sole voting and dispositive power as to 1,514,262 shares, including 1,164,262 directly held shares, of which 1,047,262 shares are held in RRSP accounts, and Mr. Sveinson holds 350,000 stock options. In addition, Mr. Sveinson has shared voting and dispositive powers as to 1,703,840 shares.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Certain geological, consulting and corporate services were provided to the Company by five Directors and/or Officers and/or companies controlled by Directors and/or Officers during Fiscal 2002. These Officers, Directors and Companies controlled by Directors and/or Officers and the amounts paid or owing are as follows:

a.

Larkspur Associates, Inc. – Courtney Shearer ($22,500)

b.

Paul Cowley ($37,760)

c.

Sveinson Mineral Services, Inc. – Frederick Sveinson ($101,500 – includes $20,500 attributable to billings from Sandra Sveinson, the wife of Frederick Sveinson.)

d.

Malaspina Consultants – Robert McMorran ($11,500)

e.

Melvin W. Smale ($10,500)

f.

Wattsline Management – Robert Watts ($4,500)

The cost of such services for Fiscal 2002 ended December 31, 2002 was $188,260. Management believes that the services provided were at rates similar to those charged to non-related customers.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  As stated above, management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

ITEM 8.  FINANCIAL INFORMATION

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Morgan and Company, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

ITEM 9.  OFFER AND LISTING OF SECURITIES

As of December 31, 2002, the authorized capital of the Company was 60,000,000 common shares without par value. As of December 31, 2002, there were 23,124,225 common shares issued and outstanding. As of June 16, 2003 there were 25,137,892 common shares issued and outstanding.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the “Company Act” of Ontario.  Unless the “Company Act” or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the British Columbia Company Act contain provisions, which require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

a.

Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b.

Giving financial assistance under certain circumstances;

c.

Certain conflicts of interest by Directors;

d.

Disposing of all/substantially all of Company's undertakings;

e.

Removing Director before expiration of his term of office;

f.

Certain alterations of share capital;

g.

Changing the Company name;

h.

Altering any restrictions on the Company's business; and

i.

Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) (formerly the Vancouver Stock Exchange) in Vancouver, British Columbia, Canada, under the symbol “GCP” on December 7, 1994.  Effective October 29, 1997, under a re-structuring and consolidation of shares, the Company’s common shares commenced trading under the symbol “CGD”. The current stock symbol, which the Company began trading under, effective August 26, 1998 is “GC”.  The CUSIP number for the Company is 380560 10 2.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of the Company’s transfer agent, Computershare Trust Company, located in Vancouver, British Columbia.

As at June 16, 2003, the shareholders' list for the Company's common shares showed 243 registered shareholders and 25,137,892 shares issued and outstanding.

The Company has researched the indirect holding by depository institutions and estimates that there are 891 beneficial holders of record in Canada and 33 beneficial holders of record resident in the United States. The U.S. registered shareholders hold 39,196 shares or 0.2% of the issued and outstanding shares of the Company. Refer to discussion below regarding holders of record of the Company's warrants.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 300 beneficial owners of its common shares.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 7 lists the high and low sales prices on the TSX Venture Exchange for the Company's common shares for the last five fiscal years, the last two years by quarter, and the last six months.

Table No. 7

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common Shares Trading Activity

Sales - Canadian Dollars

Period	High	Low

Fiscal Year Ended 12/31/2002	$0.20	$0.10
Fiscal Year Ended 12/31/2001	$0.23	$0.09
Fiscal Year Ended 12/31/2000	$0.70	$0.10
Fiscal Year Ended 12/31/1999	$0.32	$0.02
Fiscal Year Ended 12/31/1998	$0.20	$0.01

Quarter Ended 31/03/03	$0.36	$0.17
Quarter Ended 12/31/02	$0.19	$0.12
Quarter Ended 09/30/02	$0.19	$0.13
Quarter Ended 06/30/02	$0.20	$0.12
Quarter Ended 03/31/02	$0.17	$0.10
Quarter Ended 12/31/01	$0.15	$0.09
Quarter Ended 09/30/01	$0.15	$0.09
Quarter Ended 06/30/01	$0.22	$0.11

Month Ended 05/31/03	$0.21	$0.18
Month Ended 04/30/03	$0.22	$0.17
Month Ended 03/31/03	$0.26	$0.19
Month Ended 02/28/03	$0.36	$0.24
Month Ended 01/31/03	$0.28	$0.17
Month Ended 12/31/02	$0.16	$0.12

Table No. 8 lists, as of December 31, 2002 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 8

Share Purchase Warrants Outstanding

As at December 31, 2002

Effective Date of Issuance	Number of Share Purchase Warrants Originally Granted	Number of Share Purchase Warrants Still Outstanding	Exercise Price		Expiration Date of Share Purchase Warrants
			First Year	Second Year
01/07/02	1,692,333	1,692,333	$0.20		01/07/03
04/29/02	1,666,666	1,666,666	$0.18		04/29/03
11/14/02	312,366	312,366	$0.20		12/31/02
11/14/02	241,700	241,700	$0.20		11/14/03
		3,913,065

Debt Securities to be Registered.  Not applicable.

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

LEGAL PROCEEDINGS

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 10.  ADDITIONAL INFORMATION

The Company has financed its operations through the issuance of common shares through private placement, the exercise of warrants issued in the private placements, and the exercise of stock options.  Private placements and share issuance included:

During the year ended December 31, 1997, the Company issued 1,694,850 shares for indebtedness in the amount of $508,317 and the Company issued 41,670 shares for mineral properties in the amount of $12,501.  During the year, the Company received subscriptions pursuant to agreements for the following private placements:

a.

194,808 units at $0.30, each unit consists of one common share and one-half shares purchase warrant.  Each whole warrant entitles the holder to purchase one share at $0.21 in the first year, and $0.24 in the second year.  The warrants expire on March 14, 1999.

b.

438,096 units at $0.21, each unit consists of one common share and one-half share purchase warrant.  Each whole warrant entitles the holder to purchase one share at $0.21 in the first year, and $0.24 in the second year.  The warrants expire on September 18, 1999.

c.

238,095 units at $0.21, each unit consists of one share and one share purchase warrant.  Each warrant entitles the holder to purchase one common share at $0.21 in the first year, and $0.24 in the second year.  The warrants expire on October 15, 1999.

d.

806,664 units at $0.15, each unit consists of one share and one share purchase warrant.  Each warrant entitles the holder to purchase one common share at $0.15 for the one year.  The warrants expire on December 1, 1998.  Of the common shares to be issued, 604,999 are “flow-through” shares; the Company must spend $90,750 of the funds raised on exploration expenditures.  The expenditures will be renounced to the investors and will not be able to be applied against future income taxes.

During the year ended December 31, 1998, the Company issued 3,628,307 shares for indebtedness in the amount of $602,803 and the Company issued 639,666 shares for cash in the amount of $381,441.  During the year, the Company received subscriptions pursuant to agreements for the following private placements:

a.

1,416,500 units at $0.15, each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one share at $0.20 until December 15, 1999.

b.

250,000 units at $0.20, each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one share at $0.25 until December 31, 1999.

During the year ended December 31, 1999, the Company issued 1,670,500 shares including share subscriptions received in 1998 in the amount of $263,075; the Company issued 1,050,200 shares for cash in the amount of $196,936.  During the year, the Company received subscriptions pursuant to agreements for the following private placements:

a.

150,000 flow-through shares at $0.15.

b.

66,668 units at $0.15, each unit consists of one common share an one share purchase warrant.  Each warrant entitles the holder to purchase one share at $0.20 until January 5, 2001

During the year ended December 31, 2000, the Company issued 216,668 shares for share subscriptions received in 1999 in the amount of $32,500; the Company issued 4,490,668 shares for cash in the amount of $992,220; and, the Company issued 181,410 shares for acquisition of mineral properties in the amount of $43,153.  During the year, the Company received subscriptions pursuant to agreements for the following private placements:

In January, the Company issued 127,334 units for gross proceeds of $19,100, each unit consisting of one common share and one warrant.  Warrant holders are entitled to acquire one additional common share for each warrant held at a price of $0.20 per share.  The warrants expired January 5, 2001.

a.

The Company concurrently issued 66,668 units for gross proceeds of $10,000 with respect to share subscriptions received in 1999.  The units bear identical terms to those above.

b.

The Company concurrently issued 150,000 flow-through shares for gross proceeds of $22,500 with respect to share subscriptions received in 1999.

c.

400,000 units for gross proceeds of $100,000, each unit consisting of one common share and two warrants.  Warrant holders are entitled to acquire one additional common share for each three warrants held at a price of $0.35 per share in the first year and $0.45 per share in the second year.  The warrants expire June 30, 2002.

d.

The Company issued 266,000 units for gross proceeds of $66,500.  Each unit consists of one flow-through common share and one warrant.  Warrant holders are entitled to acquire one additional common share for each three warrants held at a price of $0.35 per share in the first year and $0.45 per share in the second year.  The warrants expire June 30, 2002.

e.

1,680,000 units for gross proceeds of $420,000.  Each unit consists of one flow-through common share and one warrant.  Warrant holders are entitled to acquire one additional common share for each three warrants held at a price of $0.35 per share in the first year and $0.45 per share in the first year and $0.45 in the second year.  The warrants expire August 2, 2002.

f.

500,000 units for gross proceeds of $125,000 pursuant to a Short Form Offering Document.  Each unit consists of one flow-through common share and two warrants.  Warrant holders are entitled to acquire one additional common share for each three warrants held at a price of $0.35 per share in the first year and $0.45 per share in the first year and $0.45 in the second year.  The warrants expire October 26, 2002.

During the fiscal year ended December 31, 2001, the Company issued 1,524,665 shares for cash in the amount of $213,700; the Company issued 100,000 shares for the acquisition of Applied Mine Technologies Inc. in the amount of $15,000; and the Company issued 466,000 shares for acquisition of mineral properties in the amount of $99,400.  During 2001 the Company completed financings and distributed common shares pursuant to property acquisitions as follows:

a.

On February 6, 2001 the Company issued 25,000 common shares at a deemed price of $0.26 per share and 60,000 common shares at a deemed price of $0.20 per share, pursuant to the Dominion Creek property option agreement dated April 17, 2000.

b.

On February 28, 2001, the Company issued 105,000 common shares at a deemed price of $0.20 per share, pursuant to the Shut and Bridon property acquisition agreements.

c.

On March 5, 2001, the Company issued 100,000 common shares at a deemed price of $0.17 per share, pursuant to the Midway property acquisition agreement.

d.

On March 14, 2001, the Company issued 50,000 common shares at a deemed price of $0.18 per share, pursuant to the Sappho property option agreement.

e.

On April 18, 2001, the Company issued 51,000 common shares at a deemed price of $0.15 per share, pursuant to the Rainbow property acquisition agreement.

f.

On April 26, 2001, the Company issued 100,000 common shares at a deemed price of $0.15 per share for all of the shares of Applied Mine Technologies Inc.:

g.

On June 5, 2001, the Company issued 50,000 common shares at a deemed price of $0.15 per share, pursuant to the Amy property option agreement.

h.

On June 13, 2001, the Company issued 25,000 common shares at a deemed price of $0.15 per share, pursuant to the Dominion Creek property option agreement.

i.

In July, the Company issued 900,000 units at $0.15 per unit, for gross proceeds of $135,000.  Of the units, 325,000 consisted of one flow-through common share and one non-flow-through common share purchase warrant and 575,000 of the units consisted of one common share on one July Warrant.  Each July Warrant entitles the holder thereof to purchase one common share at a price of $0.18 per share until July 2, 2002.

j.

In October, the Company issued 624,665 units at $0.15 per unit for gross proceeds of $93,700. Of the units, 449,666 consisted of one flow-through common share purchase warrant and 174,999 of the units consisted of one common share and one October Warrant.  Each October Warrant entitles the holder thereof to purchase one common share at a price 0f $0.18 per share until October 4, 2002.

During the fiscal year ended December 31, 2002, the Company issued 1,692,333 shares for share subscriptions received in 2001; the Company issued 2,220,732 shares for cash in the amount of $333,110; the Company issued 3,375,000 shares for acquisition of mineral properties in the amount of $507,500; the Company issued 100,000 shares for the acquisition of milling equipment in the amount of $15,000; and the Company issued 110,666 shares for debt settlement in the amount of $14,350.  During 2002 the Company completed financings and distributed common shares pursuant to property acquisitions as follows:

a.

On January 7, 2002 the Company issued 1,692,333 shares pursuant to share subscriptions received during December 2001 pursuant to a private placement financing. Each unit consisted of one flow-through common share and one non-flow-through, non transferable share purchase warrant. The warrants carry an exercise price of $0.20 per share and expire on January 7, 2003. Each unit sold for $0.15.

b.

On March 26, 2002 the Company issued 25,000 common shares at a deemed value of $0.17 per share pursuant to the Sappho property option agreement.

c.

On April 8, 2002 the Company issued 25,000 common shares at a deemed value of $0.15 per share pursuant to the Dominion Creek property option agreement.

d.

Again on April 8, 2002 the Company issued 75,000 common shares at a deemed value of $0.12 per share pursuant to a debt settlement.

e.

On April 30, 2002 the Company issued 1,666,666 common shares pursuant to a private placement. Each share was sold at a price of $0.15.

f.

On June 12, 2002 the Company issued 25,000 common shares at a deemed value of $0.18 per share, pursuant to the Tommy Jack property option agreement and 25,000 common shares at a deemed value of $0.18 per share, pursuant to the Dominion Creek property option agreement.

g.

On October 25, 2002, the Company issued 50,000 common shares to Bow Mines Ltd. at a deemed value of $0.15 per share, pursuant to the Roberts Mill option agreement.

h.

On October 28, 2002, the Company issued common shares pursuant to property option and acquisition agreements related to its Greenwood Gold Project as follows: 1) 50,000 common shares to Bow Mines Ltd. pursuant to the option of the Roberts Mill; 2) 25,000 common shares to John Kemp pursuant to the purchase of the Zip mineral claims; 3) 25,000 common shares each to John Kemp, Donald Hairsine, and George Nakade, pursuant to the option of the JD mineral property; 4) 1,000,000 common shares to Dynasty Motorcar Corporation pursuant to the option of the Winnipeg-Golden Crown property; and 5) 400,000 common shares to Novra Technologies Inc., pursuant to the option of the Century Gold property.

i.

On November 13, 2002 the Company distributed 1,750,000 common shares to Minterra Resource Corp. (formerly Nanotek Inc.) pursuant to the option agreement on the Lexington-Lonestar property.

j.

On November 14, 2002 the Company distributed 554,066 common shares pursuant to a non-brokered private placement of 554,066 units.  312,366 flow-through units are each comprised of one flow-through common share and one share purchase warrant, which entitles the holder to purchase one additional non-flow-through common share at an exercise price of $0.20 per share prior to December 31, 2002.  241,700 non-flow-through units are each comprised of one common share and one share purchase warrant, which entitles the holder to purchase one additional common share at an exercise price of $0.20 per share prior to November 14, 2003.

k.

On November 15, 2002 the Company distributed 50,000 common shares to Bow Mines Ltd. pursuant to the Roberts Mill option agreement and 25,000 common shares to Alan Raven, pursuant to the Tommy Jack mineral property option agreement dated May 10, 2002.

l.

On December 2, 2002 the Company distributed 35,666 common shares to K.Vin Campbell pursuant to a debt settlement arrangement.

Stock Options

Stock Options to purchase securities from Company can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (formerly the Canadian Venture Exchange) and the British Columbia Securities Commission.

Stock options for up to 10% of the number of issued and outstanding common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares.  No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise prices for stock options are determined in accordance with TSX Venture Exchange (formerly the Canadian Venture Exchange) guidelines and reflect the average closing price of the Company's common shares immediately preceding the day on which the Directors grant and publicly announce the stock options (subject to an regulatory-acceptable discount), and/or at a price no lower than $0.10 exercise price per share; and the maximum term of each stock option may not exceed five years.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 9 as of June 16, 2003, as well as the number of options granted to Directors and all employees as a group.

Table No. 9

Stock Options Outstanding

Name	Number of Shares of Common Stock	CDN$ Exercise Price	Expiration Date
Paul Cowley, Director	100,000	$0.36	04/11/05
	100,000	$0.25	05/26/05
	50,000	$0.15	05/06/07
Barry W. Girling, Consultant	80,000	$0.15	03/03/05
	10,000	$0.15	05/06/07
Arthur Magill, Consultant	60,000	$0.25	11/03/05
	60,000	$0.15	05/06/07
Malaspina Consultants, Officer (1)	25,000	$0.36	04/11/05
	20,000	$0.15	05/06/07
Robert McMorran, Officer & Director	35,000	$0.15	10/30/03
Courtney Shearer, Officer & Director	45,000	$0.25	05/26/05
	100,000	$0.25	12/04/05
	105,000	$0.15	05/06/07
Melvin Smale, Director	100,000	$0.36	04/11/05
	150,000	$0.15	05/06/07
Frederick Sveinson, Officer and Director	100,000	$0.36	04/11/05
	250,000	$0.15	05/06/07
Sandra Sveinson, Consultant	100,000	$0.15	05/06/07
Terry Sveinson, Officer	25,000	$0.36	04/11/05
	25,000	$0.15	05/06/07

Total Officers and/or Directors, 7 people	1,230,000
Total Employees and/or Consultants, 3 people	310,000
Total Officers/Directors/Consultants	1,540,000

(1) Malaspina Consultants is wholly owned by Robert McMorran, an officer of the Company

Memorandum and Articles of Association

The Memorandum and Articles of the Company do not address the Company’s objectives and purposes.

A Director shall not vote in respect of the approval of any contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which the vote is taken.

The Directors may from time to time in behalf of the Company:

(a)

borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;

(b)

issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and

(c)

mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

There are no age considerations pertaining to the retirement or non-retirement of directors.

A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by The Company Act, to become or act as a Director.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the “Company Act” of British Columbia.  Unless the “Company Act” or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the Company Act of British Columbia contain provisions which require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

a. Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b. Giving financial assistance under certain circumstances;

c. Certain conflicts of interest by Directors;

d. Disposing of all/substantially all of Company's undertakings;

e. Removing Director before expiration of his term of office;

f. Certain alterations of share capital;

g. Changing the Company name;

h. Altering any restrictions on the Company's business; and

i. Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

Subject to any extensions of time permitted pursuant to the Company Act, the first annual general meeting of the Company shall be held in June 1995 in accordance with the terms of the Amalgamation Agreement entered into between Gold City Resources Inc., Providence Industries Inc. and McKinney Mines Corp. and thereafter an annual general meeting will be held once in every calendar year at such time (not being more than 13 months after the holding of the last preceding annual general meeting) and place that is described by the Directors.  In default of the meeting being held, the meeting may be convened by any one or more members in accordance with the Company Act.

The Directors may, whenever they think fit, convene a general meeting.  A general meeting, if requisitioned in accordance with The Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company.  But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock.

Material Contracts

There are no material contracts other than those entered into through the normal course of business.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Except as discussed in ITEM #9, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

a.

If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

b.

If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

c.

If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an Company that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include three quarters (two thirds for dispositions after February 27, 2000 and before October 18, 2000 and one half after October 18, 2000) of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three quarters (two thirds for disposition after February 27, 2000) of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Management urges holders and prospective holders of common shares of the Company to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Statements by Experts

A “consent letter” from the Company’s auditors is included as an exhibit to this document.

Document Inspection

All of the documents referred to in this Registration Statement may be inspected at the head office of the Company, the address of which is indicated on the Cover Sheet of this Registration Statement.

ITEM 11.  DISCLOSURES ABOUT MARKET RISK

Not Applicable

ITEM 12.  DESCRIPTION OF OTHER SECURITIES

Not Applicable

Part II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14.  MODIFICATIONS OF RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Not Applicable

Part III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in a footnote to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Morgan and Company, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.  The consent of the auditors is included herein immediately following the financial statements and schedules.

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

(A1)  The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement.  The report of Morgan and Company, independent Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

(B)  Index to Exhibits:

Page Number

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation and By-Laws	Incorporated by reference

2. Instruments defining the rights of holders of the securities being registered	Incorporated by reference previously filed 20-F
3. Voting Trust Agreements	N/A
4. Material Contracts:	N/A
5. List of Foreign Patents	N/A
6. Calculation of earnings per share	N/A
7. Explanation of calculation of ratios	N/A
8. List of Subsidiaries	N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities	N/A
10. a) Other documents b) Attached documents: 23.1 - Consent of Auditors 99.1 - Certification by CEO 99.2 - Certification by CFO	Incorporated by reference to Form 20-F and Form 6-K’s 68 69 70

GOLD CITY INDUSTRIES LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

AUDITORS’ REPORT

To the Shareholders of

Gold City Industries Ltd.

We have audited the consolidated balance sheets of Gold City Industries Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2002, 2001 and 2000.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada

“Morgan & Company”

March 24, 2003

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders, dated March 24, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors’ Report when these are adequately disclosed in the financial statements.

Vancouver, Canada

“Morgan & Company”

March 24, 2003

Chartered Accountants

GOLD CITY INDUSTRIES LTD.

 BALANCE SHEETS

	DECEMBER 31
	2002	2001

ASSETS

Current
Cash and cash equivalents	$9,382	$261,141
Marketable securities	56,000	20,000
Accounts receivable	10,659	7,948
Prepaid expense	1,239	1,139
Current portion note receivable	4,724	6,824
Current portion mortgages receivable	1,126	7,183
	83,130	304,235

Mineral Properties And Related Deferred Exploration (Note 4)	2,776,906	2,252,121
Capital Assets (Note 5)	44,039	15,745

Other Assets (Note 6)	43,780	61,287

	$2,947,855	$2,633,388

LIABILITIES

Current
Accounts payable and accrued liabilities	$230,029	$136,090
Loans payable	86,940	138,281
	316,969	274,371

Share Subscriptions (Note 7)	30,000	253,850
	346,969	528,221

SHAREHOLDERS’ EQUITY

Share Capital (Note 8)	8,838,743	7,714,933

Contributed Surplus	158,460	140,000
	8,997,203	7,854,933
Deficit	(6,396,317)	(5,749,766)
	2,600,886	2,105,167

	$2,947,855	$2,633,388

Operations (Note 1) Commitments and contingent liabilities (Note 10) Subsequent Events (Note 12)

GOLD CITY INDUSTRIES LTD.

STATEMENTS OF OPERATIONS AND DEFICIT

YEAR ENDED DECEMBER 31	2002	2001	2001

Operating Expenses
Audit, accounting and legal	$44,968	$26,761	$45,771
Business development	1,473	3,664	17,656
Consulting and technical fees	1,800	720	2,950
Office and general	193,188	163,154	153,540
Share transfer and regulatory fees	21,344	18,374	22,552
Depreciation	4,638	1,987	19,500
Investor relations	495	4,535	-
Mineral property evaluation	56,996	57,226	81,077
Write down of marketable securities	-	18,000	-
Abandonment of mineral properties	305,248	-	11,463
Stock-based compensation	18,460	-	-

Loss From Operations	648,610	294,421	354,509

Interest And Other Income, net	(2,059)	(22,115)	(11,318)

Loss For The Year	646,551	272,306	343,191

Deficit, Beginning Of Year	5,749,766	5,477,460	5,134,269

Deficit, End Of Year	$6,396,317	$5,749,766	$5,477,460

Basic and diluted loss per share	$0.03	$0.02	$0.15

Basic and diluted weighted average shares outstanding	19,105,416	14,494,579	2,306,630

GOLD CITY INDUSTRIES LTD.

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31	2002	2001	2000

Cash flows from operating activities
Loss for the year	$(646,551)	$(272,306)	$(343,191)
Add (deduct) items not involving cash:
Abandonment of mineral properties	305,248	-	11,463
Write down of marketable securities	-	18,000	-
Depreciation	4,638	1,987	19,500
Stock-based compensation	18,460	-	-
	(318,205)	(252,319)	(312,228)
Net changes in non-cash working capital Accounts receivable Prepaid expense Accounts payable and accrued liabilities	(2,711) (100) 99,289	17,626 (412) 96,425	(20,033) (121) (8,605)
	(221,727)	(138,680)	(340,987)

Cash flows from investing activities
Purchase of capital assets	(17,932)	(12,409)	-
Acquisition of mineral properties	(104,690)	(178,971)	(95,992)
Other assets	2,100	6,894	(21,871)
Deferred exploration	(244,843)	(192,117)	(377,149)
Proceeds on sale of capital assets	-	-	900
	(365,365)	(376,603)	(494,112)

Cash flows from financing activities
Loans payable	(51,341)	135,071	(9,000)
Shares issued for cash	333,110	213,700	992,220
Share subscriptions received	30,000	253,850	-
Mortgage payments received	23,564	2,378	5,666
	335,333	604,999	988,886

Net cash and cash equivalents provided (used) during the year	(251,759)	89,716	153,787

Cash and cash equivalents beginning of year	261,141	171,425	17,638

Cash and cash equivalents end of year	$9,382	$261,141	$171,425

Supplemental cash flow information (Note 14)

GOLD CITY INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

1.

NATURE OF OPERATIONS

The Company was incorporated as Gold City Mining Corporation under the Company Act (British Columbia) on December 7, 1994 by amalgamation of Gold City Resources Ltd., Providence Industries Ltd., and McKinney Mines Ltd.  This name was subsequently changed to Consolidated Gold City Mining Corporation on October 29, 1997 concurrent with a share consolidation and changed again on August 26, 1998 to Gold City Industries Ltd. (the “Company”) concurrent with a further corporate restructuring and share consolidation.  Its principal business activities have included the exploration for and development of mineral properties.

These financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain additional financing for general working capital purposes and to complete development of its mineral properties and upon its ability to attain profitable operations. These financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 11 entitled “Enterprises in the Development Stage” – (AcG11).  The guideline addresses three distinct:  (i) capitalization of costs/expenditures, (ii) impairment, and (iii) disclosure.  Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP.  AcG11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise.  In addition, AcG11 requires specific disclosure of information by development stage companies.  The guideline is effective no later than fiscal periods beginning on or after April 1, 2000, which is applicable in the 2001 fiscal year.

The Company is aware that there are two alternative views of how AcG11 affects mining companies with respect to the deferral of exploration costs.  CICA Handbook Section 3061 “Property, Plant and Equipment” states that for a mining property, the cost of the asset includes exploration cost if the enterprise considers that such costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs.  Under the view adopted by the Company, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG11 exist.  Under the alternative view, however, there would be a regular assessment of deferred exploration costs.  Assessment of the probability of recoverability of deferred exploration costs from future operations would require the preparation of a projection based on objective evidence of economic reserves, such as a feasibility study.  The stage of the Company’s operations is such that like most mining companies in the exploration stage, it would not be practicable to obtain a feasibility study or provide other information that could be used to support capitalization of deferred exploration costs under the alternative view.

In March 2002, the CICA Emerging Issue Committee issued EIC126 – “Accounting by Mining Enterprises for Exploration Costs”.  In this abstract, the CICA concluded that a mining enterprise that has not established mineral reserves objectively and, therefore, does not have a basis for preparing a projection of the estimated future net cash flow from the property is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.

Should the alternative interpretation as followed in AcG11 and EIC126 be determined by the accounting profession to be appropriate, all deferred exploration costs would be written off as of the beginning of the year.  This write off would be treated as a change in accounting principle.  The result would be a reduction of mineral properties and related deferred exploration assets of $2,776,906 and an increase in the deficit of $2,776,906.  (The impact in the 12 month period ended 2002, 2001 and 2000 would be to increase pretax net loss by $732,953, $371,088 and $473,141, respectively).

AcG11 and EIC126 also provide guidance on measuring impairment when pre-operating costs have been capitalized.  As at December 31, 2002, geological assessment reports on the Company’s mineral properties do not indicate conditions, such as those in AcG11, under which an impairment exists.

GOLD CITY INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

2.

SIGNIFICANT ACCOUNTING POLICIES

Accounting principles

These financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Mineral properties and deferred exploration expenditures

The Company records its interests in mineral properties at cost.  Expenditures on general mining exploration are charged against operations as incurred.  Exploration expenditures for specific projects are deferred until such time as the projects achieve commercial production, or are sold or abandoned. When a project achieves commercial production, the deferred exploration expenditures are amortized against operations over the estimated life of the mine.  Expenditures relating to abandoned projects are charged to operations in the year of abandonment. The amounts shown for mineral properties represent costs to date and do not necessarily reflect present or future values.

Consolidation

During 2001 the Company acquired all of the issued and outstanding shares of Applied Mine Technologies Inc. (“AMT”) and included thereafter the accounts of such entity in the Company’s consolidated financial statements.

In December 2002 the Company voluntarily dissolved AMT and as such all assets and liabilities of AMT were deemed to transfer to the company.  Accordingly, the Company no longer owns any subsidiary companies and as such does not report its results on a consolidated basis.

Marketable Securities

Marketable securities are valued at the lower of cost or quoted market value.

Capital Assets and Depreciation

The Company records its acquisition of capital assets at cost.  Depreciation is charged to operations on a declining basis at the following annual rates:

Office furniture and equipment	20%
Mining equipment	30%
Milling equipment	20%

Use of estimates

The Company uses estimates in preparing these consolidated financial statements based on the best information available at the balance sheet date.  These estimates are reviewed and adjusted regularly to ensure that such estimates are reasonable.  The estimates included in the consolidated balance sheets, statements of operations and deficit and cash flows will vary with actual results.

Income taxes

The Company uses the liability method of accounting for future income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted, or substantially enacted, income tax rates expected to apply when these differences reverse.  Future income tax assets also result from unused loss carry forwards and other deductions.  The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

Flow-Through Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation.  Share capital is reduced and the future income tax liability is increase by the estimated cost of the renounced tax deductions.

Drawdowns of future income tax liabilities resulting from the timing differences on exploration expenditures renounced to investors have been credited to share capital.

GOLD CITY INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Stock-based compensation

Effective January 1, 2002, the Company adopted the new accounting recommendations for stock-based compensation issued by the Canadian Institute of Chartered Accountants, which require prospective application to all stock options granted on or after the date of adoption.

Under this standard, all stock options granted to non-employees are accounted for using the fair value-based method of accounting.  In respect of stock options granted to employees and directors, the Company has elected to adopt the intrinsic value-based method of accounting, which recognizes compensation expense only when the market price exceeds the exercise price at the date of grant, but which requires pro forma disclosure of net loss as if these grants were accounted for using the fair value method.  Consideration paid on the exercise of stock options is credited to share capital.

Financial instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, prepaid expenses, mortgages and notes receivable, accounts payable and accrued liabilities and loans payable.  The fair value of these financial instruments approximates their carrying values.

Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers cash equivalents to be cash and short-term investments with original maturities of three months or less.

Loss per share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.

The Company retroactively adopted a new standard for calculation and disclosure of earnings per share, effective January 1, 2002.  Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and other dilutive instruments.  Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations.  In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended December 31, 2002 and 2001 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive.  No adjustments were required to reported loss from operations in computing diluted per share amounts.

3.   ACQUISITION OF APPLIED MINE TECHNOLOGIES INC.

Pursuant to an agreement dated February 8, 2000, the Company acquired 100% of the issued and outstanding shares of Applied Mine Technologies Inc. (“AMT”) from AM Technologies Limited (“AM Limited”) by issuing 100,000 common shares as consideration at a price of $0.15 per share.  The transaction closed in 2001 upon completion of due diligence and AM Limited shareholder approval. The assets of AMT, being a 50% interest in the Domin mineral property in the Cariboo Mining Division of British Columbia and a 50.5% interest in the Old Nick mineral property in the Greenwood Mining Division, give the Company 100% interest in both of the mineral properties. The acquisition of AMT was accounted for in 2001 by the purchase method as follows:

Deferred Exploration Costs

$15,000

In December 2002 the Company voluntarily dissolved AMT and all of its assets and liabilities were deemed to transfer to the Company.

The Company has a contingent obligation to AMT Limited relating to such date in the future that a formal decision is made to place the Domin property or the Old Nick property into production, of $50,000 or $500,000 respectively.  The Company will have the option at the due date of either of these contingent obligations to make the payment in cash or by issuing shares.

GOLD CITY INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

4.   MINERAL PROPERTIES AND RELATED DEFERRED EXPENDITURES

(a)

The Company holds interests in mineral claims located in British Columbia that are owned, leased or under option.  Deferred costs are as follows:

December 31, 2002:

	Balance December 31, 2001	2002 Property Acquisition	2002 Exploration Costs	Costs Written Off	Balance December 31, 2002

Rock Creek & Old Nick Property	$501,195	$1,000	$4,040	$-	$506,235
Domin Project	273,813	16,500	1,153	-	291,466
Caramelia Property	684,198	-	36,498	-	720,696
Amy Project	33,459	-	940	34,399	-
Boundary Project	60,772	-	9,285	-	70,057
Congo Project	174,709	93,160	-	267,869	-
Midway Project	42,449	-	3,075	-	45,524
Sappho Property	75,137	4,250	5,959	-	85,346
WelBar Project	406,389	(36,000)	9,403	-	379,792
Bridon Property	-	-	905	-	905
Carbon Creek Property	-	-	2,980	2,980	-
Greenwood Gold Property	-	498,030	138,695	-	636,725
Tommy Jack Property	-	8,250	31,560	-	39,810
Shut Property	-	-	350	-	350

Total	$2,252,121	$585,190	$244,843	$305,248	$2,776,906

December 31, 2001:

	Balance December 31, 2000	2001 Property Acquisition	2001 Exploration Costs	Costs Written Off	Balance December 31, 2001

Rock Creek & Old Nick Property	$455,747	$16,000	$29,448	$-	$501,195
Domin Project	249,713	22,250	1,850	-	273,813
Caramelia Property	679,020	-	5,178	-	684,198
Amy Project	-	23,027	10,432	-	33,459
Boundary Project	-	22,200	38,572	-	60,772
Congo Project	-	174,709	-	-	174,709
Midway Project	-	25,410	17,039	-	42,449
Sappho Property	-	9,775	65,362	-	75,137
WelBar Project	420,153	(38,000)	24,236	-	406,389

Total	$1,804,633	$255,371	$192,117	$-	$2,252,121

GOLD CITY INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

5.

CAPITAL ASSETS

	2002			2001
		Accumulated	Book		Accumulated	Book
	Cost	Depreciation and Write Downs	Value	Cost	Depreciation and Write Downs	Value

Milling equipment	$21,000	$-	$21,000	$-	$-	$-
Office equipment	85,607	62,568	23,039	73,675	57,930	15,745

	$128,265	$62,568	$44,039	$95,333	$79,588	$15,745

6.   OTHER ASSETS

	2002	2001

Mortgages receivable	$12,125	$35,689
Note receivable	4,724	6,824
Deposit	2,781	2,781
Reclamation bonds	30,000	30,000
	49,630	75,294
Less: Current portion	(5,850)	(14,007)
	$43,780	$61,287

The mortgage and note receivable are with respect to certain surface lands the company sold during 1999 to arms-length third parties.  The mortgage is secured by the land title, and bears interest at 7.255%.  The mortgage is amortized over a period of three years with payments commencing on October 2003.

The note receivable bears no interest, is unsecured, has no fixed repayment terms and matures September 10, 2003.

The deposit is with respect to a security deposit for office premises.

The reclamation bonds are posted with the Province of British Columbia with respect to estimated cost to reclaim the Company’s exploration sites.

7.   SHARE SUBSCRIPTIONS

During 2002 the Company received subscriptions pursuant to agreements for a private placement of 200,000 units at $0.15 per unit, each unit consisting of one flow-through common share and one non-flow-through common share purchase warrant, with every two warrants entitling the holder thereof to purchase one additional common share at a price of $0.20 per share until December 31, 2003.

During 2001 the Company received subscriptions pursuant to agreements for a private placement of 1,692,333 units at $0.15 per unit, each unit consisting of one flow-through common share and one non-flow-through common share purchase warrant.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.20 per share until January 7, 2003.  On January 8, 2003 the Company issued 1,692,333 units.

GOLD CITY INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

8.    SHARE CAPITAL

(a)

Authorized

  60,000,000 common shares without par value

       (b)

Issued

	Common Shares	Amount
Balance December 31, 2000	13,534,829	$7,386,833
Issued during 2001
For cash	1,524,665	228,700
For acquisition of Applied Mine Technologies Inc.	100,000	15,000
For acquisition of mineral properties	466,000	84,400
Balance December 31, 2001	15,625,494	7,714,933

Issued during 2002
For cash	2,220,732	333,110
For share subscriptions received in 2001 (Note 7) For acquisition of mineral properties (Note 10) For acquisition of milling equipment (Note 10) For debt settlement	1,692,333 3,375,000 100,000 110,666	253,850 507,500 15,000 14,350
Balance December 31, 2002	23,124,225	$8,838,743

     (c)

Financings

During 2002 the Company completed financings as follows:

i)

In April the Company issued 1,666,666 units at $0.15 per unit for gross proceeds of $250,000.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entitles the holder thereof to acquire an additional common share at $0.18 per share until April 29, 2003.

ii)

In November the Company issued 241,700 units at $0.15 per unit for gross proceeds of $36,255.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entitles the holder thereof to acquire an additional common share at $0.20 pre share until November 14, 2003.

Concurrently, the Company issued 312,366 flow-through units at $0.15 per unit for gross proceeds of $46,855.  Each flow-through unit consists of one flow-through common share and one non flow-through common share purchase warrant.  Each such warrant entitled the holder thereof to acquire an additional common share at $0.20 per share until December 31, 2002.

iii)

In April the Company settled $25,000 indebtedness by issuing 75,000 common shares at an ascribed price of $0.12 per share.

iv)

In December the Company issued 35,666 common shares at an ascribed price of $0.15 per share to settle $5,350 of indebtedness.

     During 2001 the Company completed financings as follows:

i)

  In July the Company issued 900,000 units at $0.15 per unit, for gross proceeds of $135,000.  Of the units, 325,000 consisted of one flow-through common share and one non-flow-through common share purchase warrant (“July Warrant”) and 575,000 of the units consisted of one common share and one July Warrant.  Each July Warrant entitles the holder thereof to purchase one common share at a price of $0.18 per share until July 2, 2002.

ii)

In October the Company issued 624,665 units at $0.15 per unit for gross proceeds of $93,700. Of the units, 449,666 consisted of one flow-through common share and one non-flow-through common share purchase warrant (“October Warrant”) and 174,999 of the units consisted of one common share and one October Warrant.  Each October Warrant entitles the holder thereof to purchase one common share at a price of $0.18 per share until October 4, 2002.

GOLD CITY INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(d)

Warrants

A summary of warrants that have been issued by the Company and their status at December 31, 2002, 2001 and 2000 and the changes for the years ending on those dates is presented below:

	2002		2001		2000
	Warrants Outstanding (1)	Weighted Average Exercise Price $/Share	Warrants Outstanding(1)	Weighted Average Exercise Price $/Share	Warrants Outstanding (1)	Weighted Average Exercise Price $/Share
At January 1	2,881,664	0.31	1,483,667	0.34	1,250,300	0.21
Issued	3,913,065	0.19	1,524,665	0.18	1,551,001	0.33
Exercised	-	-	-	-	(989,834)	0.20
Expired	(3,194,030)	0.30	(126,668)	0.20	(327,800)	0.19
At December 31	3,600,699	0.19	2,881,664	0.31	1,483,667	0.34

             (1)  The number of warrants disclosed has been adjusted to reflect the equivalent number of common shares that can be acquired on exercise at the respective exercise price.

(e)

 Options

 A summary of the Company’s options at December 31, 2002, 2001 and 2000 and the changes for the years ending on  those dates is presented below:

	2002		2001		2000
	Options Outstanding	Weighted Average Exercise Price $/Share	Options Outstanding	Weighted Average Exercise Price $/Share	Options Outstanding	Weighted Average Exercise Price $/Share
At January 1	945,000	0.27	1,145,000	0.28	855,000	0.18
Granted	845,000	0.15	-	-	935,000	0.34
Exercised	-	-	-	-	(515,000)	0.18
Cancelled	-	-	(200,000)	0.36	(130,000)	0.18
At December 31	1,790,000	0.21	945,000	0.27	1,145,000	0.28

Options to acquire common shares have been granted and are outstanding at December 31, 2002 to officers and directors of the Company as follows:

Number of Common shares	Option Price	Expiry Date

110,000	$ 0.15	October 30, 2003
100,000	$ 0.20	February 3, 2004
350,000	$ 0.36	April 11, 2005
145,000	$ 0.25	May 26, 2005
100,000	$0.25	December 4, 2005
675,000	$ 0.15	May 6, 2007
1,480,000

GOLD CITY INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Had the Company determined compensation costs to employees and directors at the grant dates for those options granted during the year consistent with the fair value method of accounting for stock-based compensation, the Company’s net loss would have been increased to the pro forma amounts indicated below:

		2002

Net loss for the period	As reported	$(630,551)
	Pro Forma	$(703,849)

The pro forma amounts presented above, do not include the effect of stock options granted before January 1, 2002.

The fair values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model.  Assumptions used in the pricing model are as follows:

a)

average risk-free interest rate

3.5%

b)

expected life

2.5 years

c)

expected volatility

100%

d)

expected dividends

nil

9.

INCOME TAXES

The income taxes shown in the statements of loss and deficit differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2002	2001
Statutory tax rate	39.62%	44.6%
Loss per financial statements	$(646,551)	$(121,448)

Expected income tax recovery	(256,164)	(121,448)
Non-Deductible differences	266,800	59,742
Unrecognized tax losses	(10,636)	61,706
Income tax provision	$-	$-

The significant components of the Company’s future tax assets are as follows:

	2002	2001

Cumulative exploration and development expenses	1,301,196	1,157,762
Net operating loss carry forwards	740,995	746,187
Less: valuation allowance	(2,042,192)	(1,903,949)
Net future income tax asset (liability)	$-	$-

 Losses that reduce future income for tax purposes expire as follows:

2003	$257,901
2004	375,009
2005	159,678
2006	200,486
2007	312,228
2008	212,564
2009	352,390
$1,870,256

In addition to the tax losses listed above there are resource related expenditures totalling $3,284,190, which can be used to offset future Canadian income indefinitely.

Capital losses of $77,625 are available to offset future income from capital gains and may be carried forward indefinitely.

GOLD CITY INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

10.   COMMITMENTS AND CONTINGENT LIABILITIES

(a)

Pursuant to the terms and conditions of the Dominion Creek mineral property option agreement dated April 17, 2000, the Company may acquire 100% interest, subject to a 2.0% net smelter return royalty, in the Dominion Creek gold property on or before January 31, 2005, by making aggregate cash payments of $526,000, issuing 200,000 shares, and by incurring exploration expenditures on the property, or by making cash payments in lieu, sufficient to maintain a minimum of two years of assessment work on the property each year that the agreement is in place.  As at December 31, 2002, the Company has made aggregate cash payments of $31,000 and has issued 150,000 shares to the property Vendors.

(b)

Pursuant to the terms and conditions of the Sappho mineral property option agreement dated March 6, 2001, the Company may acquire 100% interest, subject to a 3.0% net smelter return royalty, in the Sappho mineral property on or before March 1, 2006 by issuing 100,000 shares and by incurring exploration expenditures of $100,000 on the property.  As at December 31, 2002, the Company has issued 75,000 shares to the Vendors.

(c)

Pursuant to the terms and conditions of the Tommy Jack mineral property option agreement dated May 10, 2002, the Company may acquire 100% interest, subject to a 2.0% net smelter return royalty, in the Tommy Jack mineral property by issuing 200,000 shares, making cash payments totalling $315,000, and by incurring exploration expenditures equivalent to a minimum of two years assessment work for each year that the agreement is in place.  As at December 31, 2002, the Company has issued 50,000 shares.

(d)

Pursuant to the terms and conditions of the Lexington-Lone Star mineral property option agreement dated July 26, 2002, the Company may acquire 70% interest in the Lexington-Lone Star mineral property by issuing 1,750,000 shares and by incurring exploration expenditures of $250,000 prior to September 5, 2004.  The Company may acquire the remaining 30% interest in the property by making a cash payment of $250,000 prior to December 5, 2003.  Portions of the property are subject to non-overlapping, 2.5% net smelter royalties/net profits royalties.  As at December 31, 2002, the Company has issued 1,750,000 shares to the Vendors.

(e)

Pursuant to the terms and conditions of the Golden Crown mineral property option agreement dated August 6, 2002, the Company may acquire 100% interest in the Winnipeg-Golden Crown mineral property, subject to a 2.5% net smelter return royalty, by issuing 1,000,000 shares and by making cash payments totalling $150,000 prior to January 9, 2004.  As at December 31, 2002, the Company has issued 1,000,000 shares to the Vendors.

(f)

Pursuant to the terms and conditions of the Roberts Mill option agreement dated September 16, 2002, the Company may acquire 100% interest in the Roberts Mill by issuing 400,000 shares and by making cash payments totalling $336,000 prior to January 15, 2008.  The Company will pay a tonnage royalty on the first 500,000 tonnes of ore processed on site as follows:  (i) $1.50 per tonne, if the price of gold is less than US$ 400/ounce and (ii) $2.00 per tonne, if the price of gold is greater than US$ 400/ounce.  As at December 31, 2002, the Company has issued 100,000 shares and has made cash payments of $6,000.

(g)

Pursuant to the terms of the JD mineral property option agreement dated September 23, 2002, the Company may acquire 100% interest, subject to a 2.5% net smelter return royalty, in the JD mineral property, by issuing 300,000 shares, by making cash payments totalling $97,500 and by incurring exploration expenditures of $250,000 prior to October 21, 2006.  As at December 31, 2002 the Company has issued 75,000 shares.

(h)

Pursuant to the terms of the Century Gold mineral property option agreement dated September 30, 2002, the Company may acquire 100% interest, subject to an underlying net smelter return royalty, in the Century Gold mineral property, by issuing 400,000 shares and by making cash payments totalling $75,000 prior to October 21, 2004.  Pursuant to the underlying net smelter return royalty agreement, a net smelter return royalty of 4.5% will be paid jointly to three royalty holders until $300,000 has been paid, after which the net smelter return royalty will reduce to 2.7% jointly.  As at December 31, 2002, the Company has issued 400,000 shares and has made cash payments of $10,000.

GOLD CITY INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

11.   RELATED PARTY TRANSACTIONS

The Company has incurred expenses of $188,260 (2001 - $174,690, 2000 - $187,650) to directors, officers and companies controlled by directors for geological and administrative services.  Accounts payable include $151,681 (2001 - $84,144, 2000 - $8,700) payable to directors, officers and companies controlled by directors or officers.

12.

SUBSEQUENT EVENTS

a)

In January 2003 the Company issued 200,000 units pursuant to private placement agreements (Note 7).

b)

In January 2003 the Company issued 100,000 common shares to Bow Mines Ltd. in connection with the Company’s acquisition of certain milling equipment.

c)

In February 2003 the Company announced that it had entered into an agreement with Ocean Resources Capital Holdings PLC (“ORCH”), a London UK based company, pursuant to which ORCH will advance to the Company £2,400,000 ($CDN 6,000,000).  As consideration for receiving such advance the Company will issue a secured loan note (“the Note”) for such amount, bearing interest at 12% per annum, repayable over a three- year term.

The Company has agreed to set aside sufficient funds from the advance to cover repayment of the first two years of interest expense.  The Note is repayable at any time by the Company delivering to ORCH gold bullion at the fixed price of $US 315 per ounce or cash equivalent at ORCH’s discretion.  In addition, the Company has agreed to issue to ORCH share purchase warrants entitling ORCH to acquire up to 5,500,000 common shares of the Company at $0.30 per share until the first anniversary date of the issuance of the warrants and thereafter at $0.35 per share, expiring on the second anniversary date.

Certain finder’s fees are payable pursuant to the agreement and the agreement is subject to the approval of the TSX Venture Exchange.

d)

In March 2003 the Company announced that it has arranged a non-brokered private placement of 842,000 flow-through units at $0.25 per unit for gross proceeds of $210,500.  Each unit consists of one flow-through common share and one non-flow-through, non-transferable common share purchase warrant.  Two warrants entitle the holder thereof to purchase one additional common share at an exercise price of $0.30 per share for a period of one year from the date of acceptance of the private placement by the TSX Venture Exchange.  A finder’s fee may be payable on a portion of the subscriptions to the private placement.

13.   SEGMENTED INFORMATION

All of the Company’s operations have been in one industry, the exploration for precious metals.  Management reviews the financial results according to expenditures by property as presented in the schedule of Mineral Properties and Related Deferred Expenditures (Note 4). The Company’s mineral properties and capital assets are all in Canada.

14.   SUPPLEMENTAL CASH FLOW INFORMATION

	2002	2001	2000
Non-cash transactions
- Shares issued for acquisition of mineral properties	$516,500	$99,400	$43,153
- Shares issued for acquisition of Mill	15,000	-	-
- Shares issued for acquisition of Applied Mine Technologies Inc.	-	15,000	-
- Shares issued for debt settlement	14,350	-	-
- Marketable securities received as option payments	(36,000)	(38,000)	-
	$509,850	$76,400	$43,153

GOLD CITY INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

15.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).  The major differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

	2002	2001	2000

Loss in accordance with Canadian GAAP	$(646,551)	$(272,306)	$(343,191)

Deduct:
Mineral property costs	(732,953)	(447,488)	(516,294)
Stock based compensation	-	(13,974)	(58,681)

Add:
Mineral property expenditures written off in the period that would have been expensed in a prior period	208,168	-	11,463

Loss in accordance with US GAAP	$(1,171,336)	$(733,768)	$(1,004,003)

Loss per share (US GAAP)	$(0.06)	$(0.05)	$(0.44)

Weighted average shares outstanding (US GAAP)	19,105,416	14,494,579	2,306,630

Statement of Cash Flow (US GAAP)

	2002	2001	2000

Cash used in operating activities	$(571,260)	$(509,768)	$(911,428)
Cash flows from investing activities	(15,832)	(5,515)	(20,971)
Cash flows from financing activities	335,333	604,999	1,086,186

Increase (Decrease) in cash	$(251,759)	$89,716	$153,787

	2002	2001	2000

Shareholders’ equity – Canadian GAAP	$2,600,886	$2,105,167	$2,049,373
Mineral property cost	(2,776,906)	(2,252,121)	(1,804,633)

Shareholders’ equity (deficiency) – US GAAP	$(176,020)	$(146,954)	$244,740

Mineral property interests – Canadian GAAP	$2,776,906	$2,252,121	$1,804,633
Exploration expenditures expensed US GAAP	(2,776,906)	(2,252,121)	(1,804,633)

Mineral property interests – US GAAP	$-	$-	$-

GOLD CITY INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

i)

Under US GAAP, the Company would record its mineral property interests at cost.  Exploration and development costs incurred on a mineral property are expensed unless the property has economically recoverable reserves at which time further exploration and development costs are deferred.  The Company has not yet identified economically recoverable reserves on any of its properties.  Accordingly, under US GAAP, all exploration and development costs incurred during the period are to be expensed.

ii)

The Company accounts for options granted according to requirements of Canadian GAAP, and those requirements are similar to the accounting prescribed in Accounting Principles Board Opinion No. 25 (“APB 25”).  Under APB 25, if the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.    Compensation expense is recognized only to the extent fair market value is greater than the grant price.  An alternative method under US GAAP is the fair value accounting provided for under FASB Statement No. 123 (“SFAS No. 123”), which requires the use of option valuation models.  Pro-forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its options granted under the fair value method of that Statement.  The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model using a weighted average expected life of 2.5 years in 2002, 4 years in 2001 and 2000, no dividends, volatility of 100% in 2002, 134% in 2001 and 2000 and risk-free interest rates of 3.5%, 5.25% and 5.25% in 2002, 2001 and 2000.

The pro-forma effect of SFAS No. 123 is as follows:

December 31, 2002
Loss for the year – US GAAP	$1,244,634
Loss per share	0.07

December 31, 2001
Loss for the year – US GAAP	733,768
Loss per share	0.05

December 31, 2000
Loss for the year – US GAAP	1,149,569
Loss per share	0.50

iii)

SFAS No. 115 requires investments to be classified with respect to holding period, as determined by management, as either held-to-maturity debt securities, trading securities or available-for-sale investments.

The Company has no held-to-maturity debt securities or trading securities.  The Company’s investments are classified as available-for-sale investments and carried at the lower of cost or quoted market value for Canadian GAAP purposes.  Such investments are not actively traded on short term differences in price, and for US GAAP purposes, must have holding gains and losses reported as a component of comprehensive income.

iv)

United States accounting standards for income taxes are set forth in SFAS No. 109.  The Company has determined that the adoption of SFAS No. 109 would have no material affect on the assets, liabilities or operations for the years presented in these financial statements.  The only significant tax assets the Company has are the accumulated non-capital losses and accumulated resource related expenditures which are available to offset future taxable income.  The Company’s operations have no income subject to income taxes and it is not likely that such tax assets will be realized.  Accordingly, the Company would eliminate the effect of the recognition of any of these tax assets by the recording of a valuation allowance equal to the value of the tax assets.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Frederick J. Sveinson

Frederick J. Sveinson

Director, President & Chief Executive Officer

/s/ Courtney A. Shearer

Courtney A. Shearer

Director and Chief Financial Officer

Date: June 23, 2003

I, Frederick J. Sveinson , certify that:

1.  I have reviewed this annual report on Form 20-F of Gold City Industries Ltd.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)  evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;

5.  The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.  The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:

June 19, 2003

/s/  Frederick J. Sveinson

Frederick J. Sveinson

Director, President, and Chief Executive Officer

I, Courtney A. Shearer , certify that:

1.  I have reviewed this annual report on Form 20-F of Gold City Industries Ltd.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)  evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;

5.  The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.  The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:

June 23, 2003

/s/  Courtney A. Shearer

Courtney A. Shearer

Director and Chief Financial Officer