Form 20-F
period 2003-12-31
GOLD CITY INDUSTRIES LTD
filed 2004-06-30
CIK 1192549

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

      EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

      EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003, with Additional Information reported as at June 28, 2004

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

      EXCHANGE ACT OF 1934  For the transition period from __________ to _______________

Commission file number: 000-50012

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

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report: 32,884,069 as at December 31, 2003 and 43,876,368 as at June 28, 2004

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  X Yes     ÿ  No   N/A X

Indicate by check mark which financial statement item the Company has elected to follow.   X Item 17    _ Item 18

Page 1 of Index to Exhibits on Page 51

Gold City Industries Ltd.

Form 20-F Annual Report

Table of Contents

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.  KEY INFORMATION

A.

Selected Financial Data

B.

Capitalization And Indebtedness

C.

Reasons For Offer And Use Of Proceeds

D.

Risk Factors

ITEM 4.  INFORMATION ON THE COMPANY

A.

History and Development Of The Company

B.

Business Overview

C.

Organizational Structure

D.

Property, Plants, and Equipment

Greenwood Gold Project – Lexington Property

Greenwood Gold Project – Golden Crown Property

Rice Lake Joint Venture - Manitoba

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

B.

Liquidity and Capital Resources

C.

Research and Development, Patents and Licenses, etc.

D.

Trend Information

E.

Off-balance Sheet Arrangements

F.

Tabular Disclosure of Contractual Obligations

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

B.

Compensation

C.

Board Practices

D.

Employees

E.

Share Ownership

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

B.

Related Party Transactions

C.

Interests of Experts and Counsel

A.

Offer and Listing Details

B.

Plan of Distribution

C.

Markets

D.

Selling Shareholders

E.

Dilution

F.

Expenses of the Issue

ITEM 10.  ADDITIONAL INFORMATION

A.

Share Capital

B.

Memorandum and Articles of Association

C.

Material Contracts

D.

Exchange Controls

E.

Taxation

F.

Dividends and Paying Agents

G.

Statement by Experts

H.

Documents on Display

I.

Subsidiary Information

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.

Transaction Risk and Currency Risk Management

B.

Exchange Rate Sensitivity

C.

Exchange Controls

D.

Interest Rate Risk and Equity Price Risk

E.

Commodity Price Risk

Part II

ITEM 15.    CONTROLS AND PROCEDURES

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B.

CODE OF ETHICS

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.       PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Part III

ITEM 17.  FINANCIAL STATEMENTS

ITEM 18.  FINANCIAL STATEMENTS

ITEM 19.  EXHIBITS

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable (Annual Report)

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable (Annual Report)

ITEM 3.  KEY INFORMATION

A.

Selected Financial Data

The selected financial data of the Company for the five years ended December 3, 2003 was derived from the financial statements of the Company which have been audited by Morgan & Company, Chartered Accountants, Independent Auditors, Suite 1488 – 700 West Georgia Street, Vancouver, British Columbia V7Y 1A1, as indicated in their audit report, which is included herein. The telephone number for Morgan & Company is (604) 687-5841 and the contact person is Jim Philip.  Morgan & Company is a member of the Canadian Institute of Chartered Accountants.

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

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included herein (see ITEM 17).

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

The selected annual financial data is derived from the consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnote 16. to the consolidated financial statements.

Selected Financial Data

(CDN$ in 000)

_____________________________________________________________________________________

	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98
In Accordance with CANADIAN GAAP
Revenue	$nil	$nil	$nil	$nil	$nil	$nil
Operating Income (Loss)	($2,327)	($647)	($272)	($343)	($237)	($1032)
Net Income (Loss)	($2,327)	($647)	($272)	($343)	($237)	($1032)
Basic (Loss) per Share	($0.09)	($0.03)	($0.02)	($0.15)	($0.11)	($0.20)
Dividends Per Share	0	0	0	0	0	0
Period-End Shares (000)	32,884	23,124	15,624	13,535	8,646	5,925
Wtg. Avg. Shares (000)	26,865	19,105	14,495	2,307	2,123	N/A

Working Capital	$1,705	($234)	$30	$173	($37)	$41
Long Term Debt	$2,591	0	$254	0	$32	$263
Capital Stock	$10,725	$8,839	$7,715	$7,387	$6,319	$5,859
Shareholders’ Equity	$2,314	$2,601	$2,105	$2,049	$1,325	$1,102
Total Assets	$5,964	$2,948	$2,633	$2,092	$1,418	$1,439

In Accordance with US GAAP
Net Loss	($3,463)	($1,171)	($734)	($1,004)	($275)
Loss per Share	($0.13)	($0.06)	($0.05)	($0.44)	($0.13)
Wtg. Avg. Shares (000)	26,865	19,105	14,495	2,307	2,123
Mineral Properties	$nil	$nil	$nil	$nil	$nil
Shareholders' Equity	($1,598)	($176)	($147)	$245	$25
Total Assets	$2,052	$171	$381	$288	$118

Selected Financial Information for the Last Eight Quarters Prepared in Accordance with Canadian GAAP

Quarterly Period Ending	December 31, 2003 ($)	September 30, 2003 ($)	June 30, 2003 ($)	March 31, 2003 ($)
Total Revenues	Nil	Nil	Nil	Nil
Net (Loss)	(614,482)	(1,494,087)	(136,998)	(81,744)
Basic and Diluted Net (Loss) per Share	($0.02)	($0.06)	($0.01)	($0.00)
Deferred Exploration	474,491	81,804	76,988	53,941

Quarterly Period Ending	December 31, 2002 ($)	September 30, 2002 ($)	June 30, 2002 ($)	March 31, 2002 ($)
Total Revenues	Nil	Nil	Nil	Nil
Net Loss	119,603	87,287	361,471	78,190
Basic and Diluted Net Loss per Share	($0.01)	($0.00)	($0.02)	($0.00)
Deferred Exploration	102,231	96,825	31,221	83,888

Unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).  The noon buying rate as quoted by the Federal Reserve Bank of New York on December 31, 2003 was 1.2923 CDN$ per one US$ (or inversely, one CDN$ per 0.7738 US$) .

Exchange Rate Data

The following table sets out the high and low exchange rates for each month during the previous six months, expressed as one CDN$ per US$, based on the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

	November	December	January	February	March	April
High	0.7708	0.7738	0.7880	0.7629	0.7645	0.7637
Low	0.7484	0.7460	0.7496	0.7439	0.7418	0.7293

The following table sets out the average on the last day of the month in each of the last five years for the Canadian Dollar/U.S.Dollar:

For the Years Ended December 31

Average
2003	0.7186
2002	0.6368
2001	0.6444
2000	0.6725
1999	0.6744

B.

Capitalization And Indebtedness

Not Applicable (Annual Report only).

C.

Reasons For Offer And Use Of Proceeds

Not Applicable (Annual Report only).

D.

Risk Factors

The risks identified here are material risks to the Company. Furthermore, reference is also made to other sections of this annual report that include additional factors that could adversely impact the Company’s business and financial performance. The Company operates in a very competitive and rapidly changing environment.  New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, not can it access the impact of all such risk factors on the Company’s business or the extent to which any factor or combination of factors may cause actual results to differ significantly from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

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

Gold City Industries Ltd. Has No Reserves On The Properties In Which It Has An Interest

The properties in which the Company has an interest or in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. Properties on which Company personnel do not find mineral reserves will have to be discarded causing the Company to write each respective property off, resulting in a significantly negative effect for the Company.

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

There Is The Possibility Of Significant Dilution To The Present And Prospective Shareholders Of Gold City Industries Ltd.

The Company’s plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt.  Any transaction involving the issuance of previously authorized, but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

As at June 15, 2004 the Company had 4,115,000 stock options outstanding and 13,761,252 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 43,876,368 to 61,752,620.  This would represent an increase of 40.7 % in the number of shares issued and outstanding.  However, the proceeds from the exercise of the outstanding options and warrants would also represent an increase of $6,735,397 in working capital.

The Risks Associated With Penny Stock Classification Could Affect The Marketability Of The Common Stock Of Gold City Industries Ltd. And Shareholders Could Find It Difficult To Sell Their Stock

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

Gold City Industries Ltd. Has Limited Financial Resources And Without The Addition Of Additional Capital May Not Be Able To Continue In Operation

The Company has limited financial resources and, if the business is not profitable, may not be able to raise sufficient funds to sustain, continue or expand its business.  The Company currently has no meaningful revenues and relies principally on the issuance of common shares to raise funds to finance the day-to-day operations of the business.   If the Company is not able to raise additional funds in the next 12 months; the Company’s ability to continue in business is in doubt.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.

History and Development Of The Company

The Company’s legal and commercial name is Gold City Industries Ltd. The Company was incorporated by amalgamation on December 7, 1994 pursuant to provisions of the British Columbia Company Act and commenced operations at that time under the name Gold City Mining Corporation Ltd.  On October 29, 1997, the Company’s legal name was changed to Consolidated Gold City Mining Corporation and on June 30, 1998 the Company’s legal name was changed to the present name, Gold City Industries Ltd. Gold City Mining Corporation was formed as an amalgamated company pursuant to the British Columbia Company Act on December 7, 1994 by the amalgamation of Gold City Resources Ltd., Providence Industries Inc., and McKinney Mines Ltd.  Gold City Resources Ltd. was incorporated pursuant to the British Columbia Company Act on April 12, 1982; and continued from the British Columbia jurisdiction to the federal jurisdiction pursuant to the Canada Business Corporations Act on March 12, 1987.  McKinney Mines Corp. was incorporated as 328705 British Columbia Ltd. pursuant to the British Columbia Company Act on June 18, 1987 and the company’s name was changed to McKinney Mines Corp. on April 14, 1989.  Providence Industries Inc. was incorporated pursuant to the British Columbia Company Act on April 1, 1981 as Pace Industries Inc.  Several name changes and consolidations occurred over its history and it changed its name to Providence Industries Inc. on October 4, 1991.

The Company’s head office is located at Suite 550, 580 Hornby Street, Vancouver, British Columbia V6C 3B6 CANADA; Telephone: (604) 682-7677; Facsimile: (604) 642-6577; E-Mail: info@gold-city.net; and Website: www.gold-city.net.

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

The Company acquired 100% of the issued and outstanding shares of BGP Resources Inc., a Washington State registered corporation, effective November 8, 2003, pursuant to the acquisition of the Lone Star mineral claims from Minterra Resources Corp.   BGP Resources Inc. is maintained solely for the purpose of holding title to the Lone Star mineral claims in Washington State.

The principal business of the Company is the evaluation, acquisition and exploration of mineral resource properties.  Since 1999 the Company management has been actively searching for advanced stage exploration mineral properties that can be acquired by purchase, option or joint venture.  The Company has focused its search primarily on precious and base metal properties in North and Central America of a size that would not interest a major mining company, which could be developed with modest capital investments and operated profitably at current metal prices.  The Company holds varying interests, ranging from 44% to 100% in a number of mineral exploration properties in British Columbia.

The Company’s Greenwood Gold Project, located near Greenwood, British Columbia, which is comprised of the Lexington and Golden Crown properties, has been the Company’s primary focus in British Columbia since the acquisition of these properties in 2002.  The Company is advancing the Greenwood Gold Project toward production and plans on constructing a 200 tonne per day processing plant and tailings facility, subject to permitting and financing.

On January 31, 2003 the Company entered into a loan agreement, subsequently amended on August 14, 2003, with Ocean Resources Capital Holdings Plc. (“ORCH”), whereby the Company borrowed £960,000 in the form of 4,817 ounces of gold.  ORCH is a London-based company listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange.  Provisions of the ORCH loan include: a) a three year term; b) repayment of the principal by the delivery of gold bullion priced at USD 315 per ounce; c) interest accruing on the principal at 12% per annum, payable semi-annually commencing January 31, 2004 (with 60% of accrued interest to be paid by the issue of common shares at the greater of the market price or $0.75 per share in the first year or $0.88 per share in the second and third years, and 40% of accrued interest payable in cash); and d) a first ranking security over all of the Company’s present assets as at August 14, 2003.  As additional consideration, the Company issued to ORCH 4,279,488 common shares as a financing fee, priced at $0.75 per share for an aggregate ascribed value of $609,827.  The Company also paid a London brokers’ commission of $117,686 and a finder’s fee of $53,494 to Mr. Peter Maclean of Vancouver.

Subsequent to the financial year ending December 31, 2003, the Company announced, on January 8, 2004, that it had signed a Letter of Intent to enter into a 50/50 joint venture (Rice Lake Joint Venture Inc.) with San Gold Resources Corporation, to acquire 100% of the shares of Harmony Gold Canada Inc. (“Harmony Canada”) from Harmony Gold Mining Company Ltd. of South Africa (“Harmony South Africa”) for $3,500,000 cash and shares having a value of $4,000,000. On March 29, 2004 the parties announced the closing of the transaction whereby, the Rice Lake Joint Venture Inc. acquired 100% of Harmony Canada. The Company’s portion of the purchase price was: $1,733,527.50 cash and 5,714,285 units at a deemed price of $0.35 per unit for a total of $2,000,000 worth of units. Each unit was comprised of one common share and one common share purchase warrant, exercisable for a period of one year from the date of issuance at a price of $0.45 per share.

The principal asset of Harmony Canada is the Bissett Gold Mine, located at Bissett, Manitoba, 250 kilometres northeast of Winnipeg. In addition, pursuant to the terms and conditions of the Letter of Intent, the Company has the right to acquire a 50% interest in San Gold’s properties contiguous with the Bissett Mine. To exercise this option, the Company must finance exploration expenditures of $1,000,000, to match the deemed contribution of San Gold to the Joint Venture; thereafter both parties will participate on a 50/50 joint venture basis in the ongoing exploration of the San Gold Properties. The area of influence for the joint venture has subsequently been expanded to include all of San Gold’s properties located within an 80 km (50 mile) radius from the boundary of the mineral claims that comprise the existing San Gold Project. San Gold has granted the Company an option to acquire a 50% interest in the San Gold Properties.  The parties will also participate on a joint venture basis in rehabilitating, developing and returning the Bissett Gold Mine to production.

In order to complete the acquisition of Harmony Canada, the Company and San Gold entered into an agreement to secure a $2,500,000 loan (the “Loan”) from Quest Capital Corp. (“Quest”) to San Gold, the Company and the Rice Lake Joint Venture. Interest on the Loan is payable at 12% per annum, calculated, compounded and payable monthly (effective annual rate of 12.68%). Quest has also received a bonus of $250,000, payable in the form of 350,000 common shares in the capital of San Gold and 450,000 common shares in the capital of Gold City and a standby fee in the amount of $53,767.13 as additional consideration for providing the Loan.  The Loan is repayable on August 31, 2004, but may be extended to February 28, 2005, at the option of the borrowers, upon payment of 350,000 common shares in the capital of San Gold and 450,000 common shares in the capital of Gold City to Quest.

The Rice Lake Joint Venture, now known as Rice Lake Gold Corporation (“RLGC”), controls over 7,000 hectares in the Rice Lake Greenstone Belt within the Uchi Sub-province, which also contains the prolific Red Lake and Pickle Lake gold producing belts.  The San Gold #1 deposit is located 3 kilometres east of the Bissett Mine along the mine horizon, with the recently discovered #2 and # 3 deposits located 6 kilometres east on the same trend.  A further 12 kilometres remains untested along this trend on RLGC land. RLGC will focus on extending and developing known high grade veins within the Bissett mine.  Additional geophysical surveys and drilling will be conducted on the previously untested 12 kilometres of mine horizon.

The Bissett mine assets include: 1,250 ton per day gold processing plant; all production and environmental permits; substantial capital tax pools; and geological resources comprised of: a measured resource of 539,000 tons grading 0.24 ounces per ton (opt) gold and an indicated resource of 728,100 tons grading 0.27 opt gold (National Instrument 43-101 compliant, A.C.A. Howe International Limited, February 2004).

The Company has not generated operating revenues because the properties it currently holds are exploration stage projects.  To date the Company has relied primarily on private placements to finance exploration expenditures and working capital requirements and, more recently the ORCH and Quest loans.

B.

Business Overview

Gold City is a Canadian-based exploration stage company engaged in the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit. The Company’s strategic plan is based on growth through production cash flow, acquisitions, joint ventures, mergers, strategic alliances and exploration.

The Company has not generated any cash flow to date from its mineral exploration properties.  The Company currently holds varying interests, ranging from 44% to 100% in a number of mineral exploration properties in British Columbia, which cover more than 21,000 hectares.  Subsequent to the financial year ending December 31, 2003, the Company has entered into a 50/50 joint venture to acquire the former Bissett gold mine, related infrastructure and assets from Harmony Gold Mining Company of South Africa and contiguous exploration properties in the Rice Lake Gold belt in Manitoba (see History and Development of the Company).

The Company continues to advance its Greenwood Gold Project, located near Greenwood, British Columbia to production. The Greenwood Gold Project is comprised of the Lexington and Golden Crown gold-copper mineral properties (see Property, Plants and Equipment).

C.

Organizational Structure

Gold City’s corporate structure is comprised of the parent company Gold City Industries Ltd. and its 100% owned Washington subsidiary, BGP Resources Inc.

D.

Property, Plants, and Equipment

ATTENTION US READERS:  PLEASE NOTE THE FOLLOWING INFORMATION REGARDING THE USE OF “INFERRED RESOURCES”

Discussions related to the Company’s properties in this Annual Report may use the term “Inferred Resources”, amongst other technical terminology.  US Readers are cautioned that these terms, while being recognized and required by Canadian Securities Regulators, are not recognized by the United States Securities and Exchange Commission.  “Inferred Resources” are defined as that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  As “Inferred Resources” have significant uncertainty as to their nature, quality and quantity, it cannot be assumed that all or any part of an “Inferred Resource” will be upgraded to a higher category.

Pursuant to Canadian mining disclosure rules, estimates of “Inferred Resources” may not be added to other categories of mineral resources and a Company may not disclose an economic evaluation that includes “Inferred Resources”, except for preliminary assessments.

US Readers are cautioned not to assume that all or part of “Inferred Resources” reported herein contain economically meaningful or mineable quantities of mineralization.

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

All of the Company’s British Columbian exploration properties are considered development stage, with the Greenwood Gold Project being the most advanced.  The Company is continuing to advance its Greenwood Gold Project toward production and plans to construct a 200 tonne per day processing and tailings facility, subject to permitting and financing.  In December 2003 the Company received a permit to mine a 10,000 tonne bulk sample from underground at the Lexington Grenoble deposit.

Subsequent to the financial year ending December 31, 2003 the Company has completed the preliminary engineering design of a 200 tonne per day gravity/flotation processing plant and adjacent tailings facility, which the Company proposes to be construct on the Company’s Golden Crown property, to process gold-copper material from the nearby Lexington Grenoble deposit, commencing with the 10,000 tonne bulk sample and from the Golden Crown property.  The permit application for the mill and tailings facility was submitted to the British Columbia Department of Energy and Mines in May 2004.

The Company has budgeted $1.2 million for exploration programs on its British Columbia properties in 2004, with the majority of the expenditures to be targeted for the Greenwood Gold Project.

Figure 1.  British Columbia Property Locations

Greenwood Gold Project

The Company’s principal project in British Columbia is its Greenwood Gold Project, located near Greenwood, British Columbia.  The Greenwood Gold Project is comprised of the Lexington-Lonestar and the Winnipeg-Golden Crown gold-copper mineral properties (Figure 2).

The following property descriptions on the Lexington and the Golden Crown mineral properties are summarized from technical reports filed June 22, 2004 and June 23, 2004, respectively, under company profiles on SEDAR at www.sedar.com.  The Company has also filed the Lexington and Golden Crown technical reports with the United States Securities Exchange Commission as part of Form 6-K filings dated June 24, 2004 and June 25, 2004.

Figure 2.  Greenwood Gold Project – Lexington-Lone Star and Golden Crown Properties

Greenwood Gold Project – Lexington Property

Location, Access and Ownership

The 2,300 hectare Lexington-Lone Star gold-copper property straddles the Canada-United States border and is centered on an area south of Greenwood, British Columbia., nine kilometres west of Grand Forks, British Columbia and 42 kilometres north-northwest of Republic, Washington (Figure 2). The British Columbian claims are located within the western half of the Greenwood Mining Division in south central British Columbia, Canada. The Washington state claims are located in Ferry County. The claims, on NTS map sheet 82E/02E are centered on 49° 00’ 35’’ N and 118° 37’ 00’ W.

The Lexington property (2,060 hectares) claims in British Columbia are readily accessed from the paved provincial highway no. 3 via four different gravel access roads (McCarren Creek Road, Hartley-Phoenix Road, Phoenix Ski Hill Road, and May-Gibbs Creek Road) that link to the Phoenix-Lone Star haul road.  Access to the Washington State (Lone Star) claims is gained by traveling south on Highway 21, from the Danville border crossing, 3 kilometres west of Grand Forks, British Columbia, for 7 kilometres to Goosmus Creek Road, up the east side of Goosmus Creek for a further distance of approximately 7 kilometres.

In November 2003 Gold City completed the acquisition of a 100% interest in the Lexington-Lone Star mineral property, subject to non-overlapping 2.5% net smelter return royalties on the Lone Star claims and a 2.7% net production interest on certain of the Lexington mineral claims, pursuant to an agreement with Minterra Resource Corp. (formerly Nanotek Inc., formerly Britannia Gold Corp.) dated July 26, 2002.

Geology and Mineralization

The geological setting of the Lexington Property is dominated by a major 600 metre wide tectonic shear zone, the No. 7 Fault.  The structure is a north to northwest trending arcuate feature that dips moderately east to northeast.  The No. 7 Fault is one of a series of Jurassic–aged thrust faults in the Greenwood area juxtaposing late Paleozoic Knob Hill and Attwood Group, Triassic Brooklyn Formation and Eocene-aged stratigraphy.  These thrusts are often marked by serpentinite bodies.  Within the No. 7 Fault zone there are two sheets of serpentinite separated by a “Dacite” package.  The “Dacite” package previously named the Lexington Porphyry is composed of altered porphyries, volcanics and volcaniclastics of intermediate composition.  This serpentinite-dacite-serpentinite sequence is continuous from the Lone Star Mine, Washington in the south, through the Grenoble deposit to the No. 7 Mine in the northwest and forms the host of the numerous mineralized zones on the property.  It is speculated that the western bounding Bacon Creek Fault of the Republic Graben, active in Tertiary time, joined with the No. 7 Fault just southwest of the Lone Star pit, reactivating the No. 7 Fault during the same Tertiary faulting event possibly representing a northern extension of the Graben into Canada.

The Grenoble deposit, discovered in 1969, has received 54 surface, 48 underground diamond drill holes and a 3 metre x 3.6 metre x 900 metre long decline with three cross-cuts.

The Grenoble deposit is now interpreted to be a series of eight shallow to moderately dipping en echelon overlapping zones hosted within the basal dacitic pyroclastic unit to the “Dacite” unit.  To date, the multiple zones are confined to an area 375 m along its strike, 20-60 metres perpendicular to the strike and 25 metres thick vertically.  It is interpreted that the “Dacite” unit is an upper thrust plate slid over serpentinite and that the Grenoble zones are structural replacement mineralization within the basal part of this upper plate.

Grenoble Diamond Drilling – Fall 2003

The Company conducted a diamond drilling program between September 24 and November 4, 2003.  Six HQ oriented drill holes were completed for a total of 905 metres.  The program was supervised by P. Cowley of Gold City.  Core logging and sample selection was performed by Linda Caron, P.Eng., David Makepeace, P.Eng., and P. Cowley, P.Geo.

Drilling was done by Connors Drilling Ltd. of Kamloops, BC using a track-mounted BBS-25Al  rig.  Drilling was done on a two-12 hour shift basis.  Core was oriented using the Easymark™ system which allows the measurement of an absolute strike and dip for any given oriented vein, contact or fault.  The oriented core provided additional confidence in the interpretation of mineralized zones within the Grenoble deposit.

Drillhole locations were chosen to provide infill drilling on approximately 15 m centers within the Grenoble deposit.  Holes 03GCD-01 to 4 were located within the known deposit limits in an area that is targeted for bulk sampling in 2004.  These holes intersected the moderately dipping Grenoble deposit.  Holes 03GCD-05 and 6 were located approximately 10 m outside the known limits of the deposit.

In addition to increasing the drilling density on the deposit for resource estimation, the drilling was also designed to provide material for further metallurgical testing.

Drillholes 03GCD-01 through 03GCD-06 encountered two styles of mineralization: 1) pyrite-chalcopyrite-gold mineralization associated with the Grenoble deposit and 2) an overlying a porphyry copper-molybdenum-gold vein system.  Details on mineralization are provided in Section 9.

Core recoveries through both porphyry and Grenoble sections were normally >90% and often >95%.

Grenoble Mineral Resource Estimate – June 2004

Resource block model estimates were performed by Snowden Mining Industry Consultants from first principles using date supplied by the Company.  The Company provided Snowden with located assay and lithological data from 272 surface and underground diamond drill holes.  The steps involved geological modeling, statistical and grade continuity analysis, followed by gold and copper grade estimates into a 3D block model.  The resource estimate has been classified using the logic required by CIM guidelines (2000).

The classified mineral resource at the Lexington Grenoble deposit as estimated by Snowden, based on a cutoff grade of 6 grams per tonne (g/t) gold is tabled as follows:

Classification	Tonnes	Grade
		AuEq (g/t)	Au (g/t)	Cu (%)
Measured	-	-	-	-
Indicated	152,600	13.8	10.3	1.6
Measured & Indicated	152,600	13.8	10.3	1.6
“Inferred”	58,300	13.8	10.2	1.7

At a cutoff grade of 6 grams gold equivalent/tonne, the currently defined Indicated Mineral Resource at Lexington is 152,600 tonnes at grades of 10.3 g/t gold and 1.6% copper or a gold equivalent of 13.8 g/t.  “Inferred Resources” are estimated at 58,300 tonnes grading 10.2 g/t Au and 1.7% Cu or a gold equivalent of 13.8 g/t above the same gold equivalent cutoff grade.

Gold equivalent grades were calculated using the following metal prices and formula:

Gold Price = $380/oz or $11.08195/gram;

Copper Price = $1.10/lb or $0.00243/gram; and

 Gold Equivalent (AuEq) = Au + (Cu X 10,000)/4569.712

Lexington – Metallurgical Test Work 2002 - 2004

During 2002 and 2003 the Company conducted preliminary scoping metallurgical tests on samples from the Lexington Grenoble deposit and from drill core from drilling conducted by previous explorers of the property.

In November 2003 the Company conducted a six-hole (NQ-sized core) diamond drill program on the Grenoble deposit, designed, in part, to procure representative material for further metallurgical test work.  In February 2004 samples of two zones, labelled A and B, comprised of ¼ cut rounds of drill core were shipped to PRA for test work.

The head assays of the Zone A and B samples are tabled as follows:

Sample	Au (g/t)	Ag (g/t)	Cu (%)	Fe (%)	STOT (%)	S-2 (%)
A	17.25	13.8	3.3	19.003	16.79	16.29
B	14.4	4.1	0.92	11.032	10.13	9.76

Separate scoping bench scale tests, based on a similar flowsheet to the F7 test of 2003, returned very similar recoveries and grades.  A composite sample comprised of the two zones (A:B ratio = 0.72) was produced for a locked cycle test, as this is believed to represent the blend that would be expected to be mined and processed in commercial production.

In April 2004 a locked cycle test (six cycles, 2 kg per cycle) was conducted at PRA under the supervision of Frank Wright, P.Eng., using the composite sample of Grenoble deposit zone A/B material.  The metallurgical balance for the locked cycle test (cycle 6) is tabled as follows:

Cycle 6 – Locked Cycle Test - Lexington – April 5, 2004
Product	Weight		Assay					Distribution
	(g)	(%)	Au	Cu	Fe	ST	S-2	SS04	Au	Cu	Fe	ST
			(g/t)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Gravity Concentrate	3.08	0.16	4,408						52.5
Flotation Concentrate 3rd Cleaner Conc.	133	6.73	73.4	28.2	34.1	35.1	34.9	0.33	37.8	98.3	18.2	20.4
Flotation Tails 1st Cleaner Scavenger Tails	584	29.5	3.68	0.07	30.7	31.0	30.7	0.56	8.30	2.07	71.7	78.9
Rougher Scavenger Tails	1,260	63.6	0.30	0.02	2.02	0.14	0.10	0.06	1.46	0.66	10.1	0.77
Calculated Head	1,980	100.0	13.1	1.93	12.6	11.6			100.0	100.0	100.0	100.0
Measured Head			15.0	1.90	14.1	13.1

The locked cycle test indicates a distribution, on a dry weight basis, of:

•6.7% of the weight to a chalcopyrite/gold concentrate,

•29.3% of the weight to a pyrite (cleaner) tailing,

•64.0% of the weight to the bulk tailing.

Metallurgical recoveries of both copper and gold from the locked cycle test were high (over 98%), with a copper concentrate grade of 28.2%.  Gold recoveries from the gravity concentrate, the copper concentrate and the pyrite tails (1st cleaner scavenger tails) at 52.5%, 37.8%, and 8.3%, respectively.

The proposed process flowsheet for the Grenoble ore is a straightforward gravity/flotation circuit comprised of: primary/secondary crushing; grinding to a target 80% passing 105 micron; gravity concentration, followed by rougher flotation on the gravity tails, followed by re-grinding and 3-staged cleaner flotation of the rougher concentrate, with recycling of the scavenger concentrate back to the rougher circuit.

Lexington – 2004 Exploration Programs

In June 2004 the Company commenced a diamond drill program at Lexington targeting three areas as follows:

•

The edges of the Grenoble deposit remain open over much of its 375 metre strikelength and will be tested by 8 holes to expand the deposit

•

The Grenoble deposit is open down plunge to the southeast.  Four holes are planned to explore a 100-metre down plunge projection of the deposit

•

The TG-81 target, located 200 metres from the Grenoble deposit, has previously returned positive results in drilling conducted by Teck Corporation.  Continuity within the TG-81 zone will be tested with 8 holes aimed at defining a separate satellite resource

Greenwood Gold Project – Golden Crown Property

Location, Access and Ownership

The Golden Crown Property is composed of 61 contiguous claims totaling 61 units and 906.9 hectares.  The claims are located within the Greenwood Mining Division in south central British Columbia, Canada and are centered on 49° 05’ 00’’ N and 118° 35’ 30’’ W on NTS map sheet 82E/02E.  The claims are 4 kilometres east southeast of Greenwood and 1 kilometre south of the Phoenix open pit at an average elevation of 1370 metres.

The property is an amalgamation of four contiguous property acquisitions.  The Company entered into four separate agreements to acquire 100% interest in the claims, subject to underlying net smelter return (“NSR”) royalties as follows:

•

Winnipeg-Golden Crown Claims - The Company entered into an agreement dated August 6, 2002 to acquire 100% interest in these crown grants for 1,000,000 common shares of GC and $150,000 over a period of 15 months.  The Company completed the commitments in 2003 to secure 100% interest in the claims, subject to a 2.5% NSR royalty to Dynasty Motor Car Corporation (Dynasty) on all production of minerals from the claims.  The two claims have been legally surveyed.

•

Zip Claims - The Zip group of claims comprises 11 units in 139 hectares.  Pursuant to an agreement dated September 14, 2003 with John Kemp the Company acquired a 100% interest in the Zip 1 – 11 mineral claims, subject to a 1.5% NSR royalty.  In consideration for 100% interest in the Zip claims, the Company made cash payment of $500 and delivered 25,000 common shares.  The 1.5% NSR royalty will be capped at $750,000 and the Company will have the right to purchase the NSR royalty for $375,000, in 0.5% increments, at $125,000 per increment, at anytime within 5 years.

•

JD Property - The JD ground is composed of 37 units in 577.83 hectares.  The Company entered into an option agreement dated September 23, 2002 with John Kemp, Don Hairsine, and George Nakade to acquire 100% interest in the JD mineral property; subject to a 2.5% NSR royalty.  Under the terms of the option agreement, the Company will make cash payments totaling $97,500, deliver 300,000 shares, and conduct $250,000 in exploration expenditures on the property over a four year period.  The Company is still earning its interest in this property, with the terms of the agreement in currently good standing.  The Vendors will retain a 2.5% NSR royalty capped at $2,500,000.  The Company will have the right, at anytime in the five year period after it has exercised the option to acquire the property, to purchase the 2.5% NSR royalty for $1,500,000, in increments of 0.5%, at $300,000 per increment.

•

Century Gold claims – The Century Gold ground is comprised of 11 units in 158.32 hectares.  The Company entered into an option agreement dated September 30, 2002 with Novra Technologies Inc., to acquire 100% interest, subject to a net NSR royalty, in the Century Gold mineral property.  Under the terms of the option agreement, the Company will make cash payments totaling $75,000 over a two year period and will deliver 400,000 shares to Novra Technologies Inc.  The Company has one remaining option payment in October 2004 to complete the acquisition.  Concurrently, a 4.5% gross value of production royalty, pursuant to an underlying agreement on the Century claims, has been converted to a 4.5% NSR royalty, payable to three royalty holders.  The 4.5% NSR royalty will reduce to a 2.7% royalty after the first $300,000 in NSR royalty payments.  Pursuant to the royalty agreement, the Company has agreed to exploration work commitments of $15,000 per year over a ten year period. The Company has fulfilled the first year’s $15,000 work commitment to October 2004, by the fall 2003 Tiara and Portal Vein drilling campaign.

Geology and Mineralization

Geology

The property is underlain by rocks confined to sections of three thrust sheets related to the Jurassic-aged Mt Attwood, Lind and Snowshoe Thrust Faults.

The southern part of the property is underlain by stratigraphy preserved in the upper plate of the north dipping Mt. Attwood Fault.  Rocks here are predominantly siltstone, cherty siltstone and minor sandstones and greenstones of the Permian age Attwood Group.  This stratigraphy is intruded by small plugs of quartz diorite related to the Jurassic and Cretaceous-aged Nelson Plutonic Complex.

The bulk of the property is underlain by stratigraphy preserved in the north dipping Lind Creek thrust sheet.  Permian aged Knob Hill Group rocks of greenstone, pillow lava and breccia and serpentinite are intruded by the Old Diorite complex of coarse to fine-grained hornblende diorite laced with felspathic veinlets.  A series of medium to coarse-grained monzonite to monzodiorite to dark green diorite to amphibolite sills cut fine-grained dark green volcanics and massive dark green microdiorite.  The composite intrusion is spatially associated with the east-west oriented Jurassic-aged Lind Creek thrust fault commonly marked by serpentinite bodies.  The serpentinite bodies are postulated to be part of a disrupted ophiolite sequence.  A large body of serpentinite in the southeast corner of the property exhibits four northwest trending fingers of serpentinite extending from the main mass.  As serpentinites in this district often demark faults by squeezing in and along them, the four fingers probably reflect unmapped thrust splays or faults, one of them closely associated with the robust sulfide vein system on the property.

In the immediate area of the robust sulfide vein system, medium to coarse-grained dark green diorite to monzodiorite outcrop dominantly east of the Winnipeg shaft, dark green coarse-grained amphibolite near the Winnipeg workings and pale grey porphyritic monzonite closely associated with the mineralization.  The diorite to monzodiorite often occurs in step-like exposures suggestive of a series of dykes.  Drill data supports this interpretation.  A sample of diorite from core was dated by Church (1986) at 258 +/- 10 Ma, thus maps this unit as the Old Diorite of Permian-aged Knob Hill Group.  The amphibolite thought to be a phase of the diorite intrusive occurs only in drill core.  This unit is also closely associated with veining and looks much like the amphibolite found adjacent to stopes in the Rossland camp.  The Monzonite porphyry is commonly strongly altered and pyritic.  It weathers recessively compared to the diorites so is only seen in core and trenches.  This unit is also similar to intrusive rocks in the Rossland where it has been linked genetically with the mineralization (5.4 million tonnes grading 16.1 g/t Au) (Höy and Dunne, 1997).

The multi-phase intrusive described above cuts fine grained sulfidic strongly chlorite-sericite altered pyroclastics and rhyodacite, undifferentiated strongly chloritic altered greenstone and augite porphyry.  The age of the volcanics is uncertain but is likely the Knob Hill Group or Brooklyn Formation (Church, 1986, Fyles, 1990) which may be analogous to the Elise Group of the Jurassic-aged Rossland volcanics (Little, 1983).

Serpentinite exposures are rare due to their recessive character.  Trenching has exposed more serpentinite but serpentinite is common underground and from drill core on the property.  A 50 metre thick sub-horizontal but undulating serpentinite unit occurs approximately 75 metre below the surface and forms the footwall to the robust vein system on the property.  For a 100 metre segment, this serpentinite body becomes steeply north dipping.  This main flexure of the serpentinite’s upper contact corresponds to the thickened richer part of the King vein.  Other serpentinite contacts on the claims exhibit similar associations to mineralization but have received less exploration.  Additionally, late shallow dipping mineralized detachment faults are present and may offset principal veins as well as be important mineralized targets.

Volcanics, various intrusive phases, and to a lesser degree serpentinite, host numerous gold bearing massive sulfide veins composed of pyrrhotite-pyrite and lesser chalcopyrite.

The third thrust sheet related to the Snowshoe Fault preserves Triassic stratigraphy of the Brooklyn Formation and Knob Hill Group in the northeast and northern part of the property.  Brooklyn Formation chert breccia, minor tuff and dark grey siltstone are unconformably underlain by Knob Hill chert, argillite, greenstone and chert breccia.

Mineralization

A corridor of west northwest trending sub parallel and closely spaced steeply dipping massive sulfide and quartz-sulfide veins occur in the southeastern part of the property as part of a 4 kilometre long gold/copper system defined by drill hole intercepts, trenches, gold soil geochemical anomalies and geophysical (VLF) anomalies.  The core of the known vein system lies within an area 130 metres wide by 800 metres long.  As many as 10 discrete veins have been identified in the heart of the system.  The parallel, close-spaced character of the veins, lack of geological data between veins and poor survey control of holes prior to 1990 has made interpretations somewhat uncertain as to which intercept pertains to a particular vein.  There have been at least two campaigns of digital data review and corrections done by Attwood and Century Gold Corp, 1990 and 1999, which have improved the database status, including resurveying identifiable holes.

The veins are generally sub-parallel and closely spaced, trending west northwest and steeply dipping.  Veins typically are 1-2 metre true width, with local developments to 5 metre true width near the serpentinite contact.  Veins range greatly in sulfide content but generally contain 50-90% sulfides of pyrrhotite-pyrite and lesser chalcopyrite, with very local arsenopyrite in a quartz gangue.  However, quartz veins with very low sulfide content are also present.  Both vein types can carry high gold tenor.  According to metallurgical testing the bulk of the gold is free and associated with pyrite.  Laterally, the vein system appears to be zoned or may result from two separate mineralizing events.  The veins in the eastern part of the claims exhibit a Au-Cu (+/-As-Sb) affinity whereas veins in the west, in the direction of the Phoenix skarn, have a Au-Ag-Cu (+/-Bi, Mo, Co, As) affinity.

Wallrock alteration to veins is highly dependent on host rock.  The fine-grained pyroclastics and porphyry hosts which are regionally strongly sericite-pyrite altered become more intensely altered adjacent to veins.  Diorite, microdiorite, augite and serpentinite hosts exhibit very little wallrock alteration.

The Company has interpreted 14 sub-parallel steeply dipping veins identified in the resource calculation.  The veins from north to south are within the Golden Crown, King, George, McArthur, Samaritan, Portal and South Zone vein systems.  The veins are generally 15-25 metres apart.  Veins can be locally developed, reappearing along their strike length.  Each vein appears to maintain a fairly predictable hangingwall distance relative to the northernmost vein, the Golden Crown Vein.  The veins are described from footwall to hangingwall (north to south) which does not reflect the order of importance in the system.

Golden Crown Vein

A total of 2,488 tonnes grading 15.4 g/t Au and 1.5% Cu were reportedly mined from the Golden Crown Vein, although the extent of workings and dumps suggest more.  Production came from a steep south dipping vein averaging 1.5 m in thickness, via three stopes on the 100 foot level within 55 m of the shaft.

A 1998 and 1999 trenching program exposed a quartz-pyrite-pyrrhotite-chalcopyrite vein for a 50 metre strike length immediately west of the Golden Crown shaft dump.  The vein averaged 1 m in thickness and has variable sulfide content from 20 to 90% and is believed to be the surface expression of the Golden Crown Vein.  Surface sampling of the vein returned values under 5.1 g/t Au.  The vein appears relatively continuous along this exposure with minor segments necking down to under 10 centimetres.  Drill hole 76-5 returned an impressive 6.1 metre intercept grading 13.7 g/t Au at a depth of about 5 metres vertical below surface.  Drilling 15 metres on either side of this intercept in 2003 was unsuccessful in intersecting the vein possibly as a result of fault complications and necking down.

King Vein

The King Vein is the chief resource vein and is the most persistent, laterally and down-dip.  The King Vein is only exposed on surface immediately west of the Winnipeg Shaft, however, the vein has been intersected by numerous drill holes.  The King Vein has been drill tested to a depth of 125 metres for a 50 metre strike.  The persistent shoot rakes 40° to the west and is open at depth.  Greenstone, diorite and lesser serpentinite host the King Vein.  The vein exhibits a marked thickening within and near the serpentinite contact.

The King Vein is also exposed for 38 metres along its strike in the King drift where it is seen to be thin and splaying.  Chip sampling of the vein returned gold values commonly between 0.1 and 0.3 oz/t, but as high as 1.7 oz/t Au and 1% Cu over 0.4 metres.  The location of the King drift unfortunately corresponds to where the vein is poorly developed as multiple thin horse-tailed splays in comparison to drill hole intercepts above and below the drift.

Previous workers (Ford, 1990; Caron, 1999) have speculated that the King, Golden Crown and Winnipeg Veins are the same structure, drill tested sporadically for a 400 metre strike length and to generally within 75 metres from surface.  These writers have interpreted the King Vein to be 15 metres into the hangingwall of the projection of the Golden Crown Vein.  The lack of outcrop and drill hole control east of the Winnipeg shaft does not allow confident interpretation of the vein predictability as is demonstrated west of the Winnipeg shaft.  Further discussions on the Winnipeg Vein are presented below.

Winnipeg Vein

The Winnipeg Vein was developed by the Winnipeg shaft (circa 1899, now caved) and a series of drifts, however, little is really known about them.  Sketchy historic records indicate that the old timers sank a shaft on one of two veins reported separated by 80-100 feet.  A production figure of 53,316 tonnes averaging 0.2 oz/t Au and 0.16% Cu was reported from the Winnipeg workings.  Previous workers speculate from the extent of dumps that there was less production from the Winnipeg Vein on the Winnipeg claim and more from the Golden Crown Vein on the Golden Crown claim.  The 1988 exploration drift broke into several flooded old workings connected to the Winnipeg shaft but the extent of the workings was not determined at that time.

As referenced above, previous workers had speculated that the Winnipeg Vein is the lateral equivalent of the King Vein.  There is insufficient information to confirm the vein continuity, and hence it is assigned its own name as the Winnipeg Vein instead of King Vein.  The problem is that fundamentally exploration drilling has been restricted near and east of the Winnipeg shaft due to the uncertainty of position and extent of the underground workings related to it.  Furthermore, remnants of rock exposure in the Winnipeg shaft show a vein at the contact between a serpentinite and diorite.  This would correspond with the projection of the King Vein.  However, as the serpentinite forms the footwall of the King Vein, and the vein and the serpentinite dip towards each other, it seems that there is no depth room for the King Vein to develop.  A deflection of the contact or offset faulting could provide a more prospective geologic setting for vein development.  Regardless, there are two veins developed at and east of the Winnipeg shaft as evidenced by the historic records and the limited drilling east of the shaft.  Further exploration drilling is warranted east of the Winnipeg shaft after the available data from the underground workings has been compiled and reviewed.

George Vein

The George Vein lies between the King and McArthur Vein approximately 15 m to the hangingwall of the King Vein.  The vein has not been seen in the exploration adit but defined only by drilling.  Two examples of intercepts are 1.25 metres grading 29.5 g/t Au from U88-18 and 0.91 metres grading 42.9 g/t Au from U88-23.  As with the King Vein, the George Vein thickens near the serpentinite contact.  The thickened part of the George Vein corresponds closely with the thickened part of the King Vein.

McArthur Vein

The McArthur Vein lies about 40 metres to the hangingwall of the King Vein.  The McArthur Vein parallels the King Vein and, at the 1988 exploration drift level, the vein occurs 15 metres south of the drift where the King cross-cut diverges from the drift.  There has been some production on the vein as there are some open stopes near the road that are interpreted to be from the McArthur Vein.

Good width and grade make this vein an attractive target; however, there is a point of caution as the resource is close to old workings that are not described in detail.  No drilling has been done below drift level on this vein, nor has the vein been adequately tested along strike.

Samaritan Vein

The Samaritan Vein been intersected by several near surface drill holes, the best intercept coming from DDH 76-2 of 4.9 metres at 17.5 g/t Au.  Other holes were not nearly as successful shedding doubt on the continuity of this vein.  The Vein is located 50 metres south of the King Vein shoot.  Trenching in 1998 and 1999 uncovered a 0.75 to 1 metre thick shallow south dipping mineralized fault zone that may represent the surface expression of the Samaritan vein.  Sampling returned a 1050 ppb Au value, however, potential for better mineralization lies along strike of this structure.

Prior to the fall 2003 drill program, two vein interpretations were believed to exist, these being:

A sub-parallel vein to the King Vein; or

A vein with orientation of 150° linked with other intercepts to the southeast.

 The fall 2003 drilling program tested 15 metres to each side of the 1976 hole with two apposing azimuth directions.  Both interpretations were tested with very limited and inconclusive results.

Queen

The Queen Zone was exposed in a large deep trench located opposite to the Winnipeg shaft road.  A 5 metre long vein was exposed and returned gold grades to 17.8 g/t Au and >2% Cu, however, no thickness was documented.  Vein contacts and host rock were unclear.  Several float boulders of massive pyrrhotite in the trench yielded grades up to 6.2 g/t Au and 1.1% Cu.

In 1998, the trench was re-opened at its western end and extended eastward to the main road.  The Queen vein was exposed for a distance of 26 metres.  Exposures showed a complex zone where two faults intersected.  A sub vertical north trending fault is cut by a north trending shallow west dipping mineralized fault zone, the Queen Vein.  The shallow dipping fault zone is at least 2.5 metres thick, comprising oxidized and intensely altered intrusive rocks, carrying pods of quartz-sulfide and massive sulfide mineralization.  Sampling from this zone yielded gold values up to 4.8 g/t Au across the zone’s width.  Caron (1999) suggests that mapping demonstrates this shallow dipping mineralized fault zone may coincide to the Tiara and Samaritan zones.

The zone was further trenched in 1999 to test for strike length continuity towards the Tiara Vein.  Two trenches confirmed a major west dipping fault similar to that found in the Samaritan, Queen, and Portal trenches (the strike orientation is not documented).  The fault exposed by these two trenches did not encounter significant mineralization.  Samples collected included a maximum sample value of 1415 ppb Au, 0.9% Cu and 11.4 g/t Ag.

Princess Vein

The Princess Zone is located where there are several old workings and pits directly south of the main Golden-Crown – Winnipeg access road.  Here, a quartz-sulfide vein is exposed and hosted by microdiorite.  In 1998, a trench exposed the vein on strike, however, minimal drilling has tested this target.  The vein varies from a massive pyrite-pyrrhotite-chalcopyrite vein to a quartz-sulfide vein.  The vein trends 140°/75° NE with an average width of 1.0 metre and is exposed for a 34 metre strike length.  Beyond that strike length to the northwest the structure continues as a splay of stringer sulfide veinlets.  Potential exists for the structures to coalesce back into a mineralized vein to the northwest.  This prediction should be considered for future exploration.  The vein is open to the southeast of the trench exposure and could be tested further by trenching.  Sampling of the vein exposure returned relatively low gold values, the maximum of which was 3.36 g/t Au.

Tiara Vein

The Tiara Vein is located about 150 metres southeast of the Winnipeg shaft.  The vein had been previously explored by an old trench which exposed a massive pyrrhotite body of unknown dimensions.  In 1998, workers re-visited and sampled the trench, producing values of up to 12.0 g/t Au.  The zone has also been tested by several short diamond drill holes that encountered thick intercepts of massive sulfides, bearing low gold values.

In 1998, the zone was trenched.  The massive sulfide body is developed at a moderately to steeply dipping serpentinite-diorite contact.  The trench exposed this contact for 110 metres, 90 metres of the contact being mineralized.  The orientation of mineralized trend is variable.  The north end of the exposure trends 155°/40°W, but steepens toward the south end to 175°/90°.

Channel sampling in 1998 identified the following widths and grades associated with the northern and southern extents.  These zones are separated by a 10 metre long segment where the zone is narrower and has weaker mineralization.

Significant Tiara Vein Intercepts (1998)

	Width	Grade
Northern Zone (28m)	0.73 m	1.31 opt Au
Southern Zone (25m)	0.9 m	0.99 opt Au

The southern part of the zone of massive pyrrhotite is up to 7 metres thick, but with only moderately anomalous gold values from the 1998 sampling campaign.  It has been found that the hangingwall and footwall contacts of the massive pyrrhotite body are faulted, with grade considerably higher than the massive core itself.  Massive pyrrhotite-pyrite from the zone can return good gold values, although not consistently.  Further, it appears that the presence of fine-grained black sooty pyrite may indicate the presence of high gold values.  The gold to silver ratio for the Tiara Zone is approximately 10:1.  The zone is anomalous in arsenic, locally exceeding the 1% analytical limit and is accompanied by copper grades of 0.1-0.2% Cu.

At the south end of the trench, the serpentinite-diorite contact swings dramatically to the west and continues to be mineralized with values in the order of 5.1 g/t Au across a 1 metre true width. This contact remains untested to the west.  Anomalous gold values in soils lie on strike to the north and south of the exposure which could signify further strike length potential.  Some of the soil values obtained were in the order of 187 ppb Au, 380 ppb Au, and 450 ppb Au.

A follow-up trenching program in 1999 extended the southern zone from 28 metres to 41 metres in length.  The average width increased to 1.35 metres with an average gold grade of 0.33 opt Au.  Channel cuts from the southern end returned an average grade of 61.7 g/t Au across 7 metres.  The sites of anomalous gold values in soils referred to in the previous paragraph were trenched, but without encountering any mineralization.

Drilling in fall 2003 targeted this contact-related massive sulfide with 12 shallow holes.  The tight spaced drilling was aimed at intersecting the 10 metre, 20 metre and 30 metre depth projection of the vein.  The vein was intersected in 3 of the 12 holes, however, the low recoveries (30% with HQ) at the contact from the Tiara drilling campaign may have under estimated the vein development.  The Company believes that the Tiara Vein holds potential, but drilling is not the most effective mode to explore and define it.  The Company recommends shallow (1-3 metre) trenching to get better, less oxidized and friable samples as well as to see vein development in the third dimension.

South Zone

This zone is situated about 300 metres south of the main access road north of the Skeff valley.  The zone was discovered by drilling a strong electromagnetic conductor in 1986.  To date, a total of eight diamond drill holes have explored the zone with two parallel veins being documented.  The stronger vein averages 0.75-1.0 metres in width grading 3.4 to 10.3 g/t Au.  One drill hole encountered 43.2 g/t Au across 1.2 metres.

In 1998, trenching exposed a 2 metre wide strongly oxidized zone and a thin zone of quartz-sulfide veining 15 m to the south.  Gold values up to 9.6 g/t Au were reported from the exposure.  The zone is surrounded by a large gold soil anomaly 600 metres long by 80 metres wide where values  between 50-1290 ppb Au  have been recorded.  The zone is thought to be located in the upper plate of the detachment fault that hosts the Samaritan and Queen Zones.  This data and interpretation suggests good potential to expand the South Zone along strike and possibly to locate additional sub parallel zones.

Trenching in 1999 on strike revealed a wide oxidized fault zone hosting narrow quartz-sulfide veins.  The trench exposed the fault zone for 20 metres where it averaged 1.5 to 2.0 metres in thickness.  A chip sample near the eastern end of the trench produced 64.1 g/t Au across a true width of 1.5 metres.  Another chip sample from this end of the trench returned 23.7 g/t Au across 1.7 metres true thickness.  Arsenic values can be elevated with values up to 0.1%.

Portal Vein

Ford interpreted the vein to be steeply dipping, while Caron (1999) interprets the vein to be a shallow dipping mineralized detachment fault zone trending 140°/30° S, as interpreted from trenches of the Queen, Tiara and Samaritan Zones.  Caron’s interpretation implies more continuity to the mineralization as other intercepts in the area are brought into the picture.  In addition, it would imply thicker true widths than if the vein was sub vertical.  Caron goes on to suggest that there is potential in the footwall of the mineralized detachment fault zone for the vein to continue as a sub vertical structure.  Elevated gold in soils to 173 ppb Au over the Portal area could represents the surface expression.  Trenching in summer 1999 apparently confirmed the shallow dipping mineralization (Caron, 1999a).  Three trenches exposed narrow low grade gold values to a maximum of 570 ppb Au.  Re-logging of old drill data by Caron supported this orientation, and suspects it to be the same structure tested at the Queen Zone.

Gold City believes the vein to be a composite.  The vein hosted in diorite/greenstone is locally sub vertical but thickens and spreads out near the shallow dipping diorite-serpentinite contact.  The fall 2003 drilling program targeted a shallow dipping contact related zone.  The sub vertical drilling tested around the best intercept (5 metres grading 17.1 g/t Au) but could not extend the this intercept.  The drilling did find narrow massive sulfide development at the contact supporting the model for the property but without economic grades and widths.

Calumet

The Calumet Zone occurs 50 metres north of the portal for the 1988 exploration drift.  Several old trenches and pits exposed massive pyrrhotite and quartz-sulfide veining hosted in altered volcanics.  Grab samples taken from the old dumps for these workings produced a 16.1 g/t Au value.  Unfortunately the old workings are now sloughed.  The zone has been tested by four diamond drill holes along a strike length of 60 metres with limited success.  Intercepts are narrow with the best grade being 5.3 g/t Au.

Trenching in the summer of 1999 exposed a 3 metre wide zone adjacent to a sloughed pit.  Chip sampling produced a 9.3 g/t Au value across 3.0 metres while samples taken a short distance on strike gave much lower values.  The strike length of this zone is unknown.  Its projection 50 metres to the east runs up against the Calumet claim boundary.  Caron (1999a) speculates that the Portal Fault to the west will mask the surface expression of the Calumet vein.

J & R

The J&R zone is located approximately 500 metres northwest of the Golden Crown shaft.  Numerous old workings occur over an exposure of porphyrite and microdiorite.  The area coincides with a 300 metre long gold and copper soil anomaly where gold values of 650 ppb have been recorded.  There are additional soils anomalies to the west.  It is speculated by Caron that the target is the western strike extent of the Golden Crown vein, representing a 300 metre trace of unexplored territory between the zones.  A total of 26 diamond drill holes have been located in the area of the J&R target.  Complete records are available for 9 of the holes while only assay data is unavailable for the remaining 17 preventing proper location and orientation of the holes.  Several holes in the J&R target area have returned encouraging results.  The best intercept was from 90-25 with 2.5 metres grading 15.8 g/t Au and 2.8% Cu.  Others include hole 84-10 with 1.52 metres grading 15.4 g/t Au and hole 84-9 with 5.36 metres grading 5.5 g/t Au.

Trenching in 1999 resulted in three exposures of a broad mineralized zone with multiple 0.5-1 metre wide veins and a multitude of intervening veinlets.  Chalcopyrite was found in the veins as well as disseminations in silicified intrusive host rock.  Veins sampled separately returned up to 4.8 g/t Au, 84.4 g/t Ag and >1% Cu (assays incompletely reported).  Continuous chips returned a 15 m wide zone averaging 0.25% Cu, 3.8 g/t Ag and 275 ppb Au and a 13 metre wide zone grading >0.4% Cu, 5.8 g/t Ag and 408 ppb Au.  This trench work appears inconsistent with the higher grade gold intercepts reported above.  This suggests to P. Cowley that, either a higher grade system lies below the trench level, or the gold intercepts are scattered and isolated without promise of continuity.  Locating and re-logging the holes that are partially documented may provide some answers to clarify the potential of the target.

Other Veins

Kim (1989) identified three other veins, which are not identified or interpreted by Caron (1998), the Lynn, Ivory and Edward Veins.  In Kim’s interpretation the Lynn and Ivory Veins lie between the McArthur and George Veins.  The Edward Vein lies between the Samaritan and the McArthur Veins.  All three veins are defined only by drilling.

There are remaining doubts with the interpretations from earlier work.

Main and Footwall Shears

The Company’s 2003 trenching program expanded the previously tested area of the Main Shear Zone from 90 metres to 300 metres of the 1,000 metre long soil anomaly.  The program exposed the Hangingwall and Main Shear zones with 12 sub-parallel trenches spaced 25 to 35 metres apart.

The Main Shear zone was exposed in nine trenches over a strike length of 250 metres.  The sub-parallel Hangingwall zone, 50 metres to the north, was exposed in five trenches over a strike length of 200 metres.  Both zones are composed of semi-massive to massive sulphides within northwest trending, shallow-dipping shear zones hosted in chert and greenstone.  The Hangingwall and Main Shear zones are open to the northwest.  The eastern extensions, which are offset by faulting, are interpreted to continue to the southeast.

Highlighted chip samples included: 27.4 g/t gold across 1.8 metres, 12.69 g/t gold across 5 metres, 12.28 g/t gold across 5 metres, and 8.1 g/t gold across 2 metres, indicating near surface high-grade sections within a gold enriched shear system.

Golden Crown – Fall 2003 Diamond Drilling

In the fall of 2003, the Company conducted a diamond drilling program.  Concurrently the Company completed 12 trenches 2.5 kilometres to the west northwest along the gold/copper corridor on several north dipping shear zones.  Highlighted chip samples include: 27.4 g/t Au across 1.8 metres, 12.69 g/t Au across 5 metres, 12.28 g/t gold across 5 metres, and 8.1 g/t Au across 2 metres, indicating near surface high-grade sections within a gold enriched shear system. The Company also re-sampled and verified gold grades across the exposed Tiara and Golden Crown Veins.

The Company conducted the diamond drilling program between October 4 and October 31, 2003 consisting of 47 oriented, HQ diameter, drill holes for a total of 2,138.7 metres.

Drilling was done by Connors Drilling Ltd. of Kamloops, BC using a track-mounted BBS-25Al  rig.  Drilling was done on a two-12 hour shift basis.  Core was oriented using the Easymark™ system which allows the measurement of an absolute strike and dip for any given oriented vein, contact or fault.  The oriented core provided additional confidence in the interpretation of mineralized zones within the Golden Crown system.

The 2003 exploration program was supervised by the P. Cowley of the Company.  Core logging and sample selection was performed by Linda Caron, P.Eng., David Makepeace, P.Eng., and P. Cowley, P.Geo.

Twenty-one holes were directed at definition drilling (15 metre centers) of the King Vein, covering an area of about 100 metres x 80 metres.  The remaining 26 holes explored the Samaritan, Tiara, Golden Crown, Portal, and Calumet veins, within an area of approximately 400 metres x 100 metres.

Core recoveries through most targets were >90% and often >95%.  However, recoveries in the Tiara and Golden Crown were locally as low as 30% recoveries.

Golden Crown – Mineral Resource Estimate (June 2004)

Resource estimates were prepared using industry standard methods for this style of vein deposit.  Metal accumulations for gold and copper from the drillhole intersections were interpolated in to a 2D model for each vein.

The Company provided Snowden with a Gemcom database consisting of survey, assay, and lithological records for 348 surface and underground diamond drill holes.  The lithology codes were reviewed and standardized to maintain consistency between drill campaigns.

The Company also provided Snowden with a digital terrain model of the surface topography and wireframes representing the underground development and lithological units.

The Company had interpreted a series of sub parallel, closely spaced, steeply dipping quartz veins that trend west northwest.  The drill data and mapping from underground permitted the delineation of 14 distinct veins and vein splays, as follows:

•

4 veins within the Golden Crown system;

•

George vein;

•

2 veins within the King vein system;

•

Queen vein;

•

Samaritan vein;

•

McArthur vein;

•

3 veins within the Portal system; and

•

the South Zone vein.

The Ordinary Kriging method of interpolation was used to estimate vein thickness, gold and copper accumulation block models at Golden Crown.  Gemcom mining software was used for establishing a 2D block geological model and subsequent grade estimates.  Grade caps were applied to both gold and copper accumulations prior to estimation to restrict the influence of grade outliers.

Metal accumulation block models were converted to grade models by dividing the estimated metal accumulation by the estimated thickness.  A gold equivalent block model was created by manipulating the gold and copper block grades according to the formula AuEq = Au + (Cu X 10,000)/4569.712.  The factor used in this formula was derived from the following metal prices:

Au = $380/oz or $11.08195/gram

Cu = $1.10/lb or $0.00243/gram

Recoveries of both metals were assumed at 100% and no factoring for anticipated net smelter returns was made.

The classification scheme for Golden Crown resource estimates took into account the confidence in the geological interpretation, minimum distance of blocks to nearest sample, numbers of informing samples, variogram ranges and data distribution.

The process of classification involved the following steps:

•

Only blocks informed by a minimum of 2 composites received a block grade;

•

Blocks that lie within 15 metres of the nearest composite were initially coded as Indicated and those greater than 15 metres as “Inferred”; and

•

Drill holes were coded relative to the amount of confidence in the data (collar surveys, downhole surveys, assay certificates, QA/QC protocols, etc) (Section 14.2).  A perimeter was drawn around those composites that were generated from drill holes with a high degree of confidence.  Indicated blocks within that perimeter were permitted to remain Indicated while all blocks outside of the perimeter, initially classified as Indicated, were changed to “Inferred”.  “Inferred” blocks within the perimeter remained in the “Inferred” category.

•

The model was coded to identify Indicated and “Inferred” blocks according to guidelines of the CIM Standards (2000).  No Measured blocks were identified in the estimate.

The classified Mineral Resource at Golden Crown is presented below, based on a gold equivalent cutoff of 6 g/t:

Golden Crown Classified Mineral Resource at a 6 g/t AuEq Cutoff

Classification	Tonnes	Grade
		AuEq (g/t)	Au (g/t)	Cu (%)
Measured	-	-	-	-
Indicated	30,700	19.7	17.9	0.8
Measured & Indicated	30,700	19.7	17.9	0.8
“Inferred”	74,200	14.0	12.7	0.6

At a cutoff grade of 6 g/t gold equivalent, the currently defined Indicated Mineral Resource at Golden Crown is 30,700 tonnes grading 17.9 g/t Au and 0.8% Cu or a gold equivalent of 19.7 g/t.  “Inferred Resources” are estimated at 74,200 tonnes grading 12.7 g/t Au and 0.6% Cu or a gold equivalent of 14.0 g/t at the same gold equivalent cutoff grade.

Gold equivalent grades were calculated using the following metal prices and formula:

Gold Price = $380/oz or $11.08195/gram;

Copper Price = $1.10/lb or $0.00243/gram; and

 Gold Equivalent (AuEq) = Au + (Cu X 10,000)/4569.712

Recoveries of both metals were assumed at 100% and no factoring for anticipated net smelter returns was made.

Golden Crown Metallurgical Test Work - 2004

In January 2004 a composite sample from King Vein diamond drill core (November 2003 drill program) was shipped to Process Research Associates (PRA) for preliminary metallurgical test work.  The sample was composited from 03CDH-01, 03, 06, 015, and 016.

The head grade of the composite sample was as follows:

	Au (g/t)	Cu (%)	Fe (%)
King Vein Comp. 1	44.5	0.46	26.36

Check assays are tabled as follows:

Metal	Units	King Vein Comp. 1	Laboratory		Analytical Method
			Name	ID
Au	g/mt	44.5	iPL	PO3799	FA/AAS
Au	g/mt	39.8	iPL	PO3798	Metallics
Au	g/mt	59.1	Assayers Can	4V0021PA	FA/AAS
Au	g/mt	69.6	Assayers Can	dup	FA/AAS
Cu	ppm	0.46	iPL	PO3799	AsyMuA
Cu	ppm	0.459	iPL	PO3799	ICPM
Cu	ppm	0.451	Assayers Can	4V0021PA	AsyMuA
Cu	ppm	0.452	Assayers Can	dup.	AsyMuA
Fe	ppm	25.36	iPL	PO3799	AsyMuA
Fe	ppm	23.6	Assayers Can	4V0021PA	AsyMuA
Fe	ppm	23.9	Assayers Can	dup	AsyMuA

PRA conducted 4 scoping tests comprised of gravity (Knelson, followed by panning) and flotation.  The final test incorporated a cleaning scavenger concentrate, reactivating depressed pyrite from the rougher cleaner circuit.  The proposed flowsheet for processing of the gold-copper ore from the Company’s nearby Lexington deposit could be modified to include a separate rougher scavenger cleaning circuit for upgrading of gold-bearing pyrite from the Golden Crown ore.  The results of the preliminary King Vein work indicate that approximately 31% of the gold reports to the gravity concentrate and 34.0% to the copper concentrate, while about 30% is recoverable from the pyrite scavenger concentrate.  Overall gold losses to the final bulk tailing were less than 5%.

The third and fourth rougher cleaner concentrates from the King Vein F4 test indicate that a marketable copper concentrate with gold can be produced as follows:

Product	Weight %	Assay		Distribution
		Au (g/t)	Cu (%)	Fe (%)	Au (%)	Cu (%)	Fe (%)
Rougher Cleaner 4 Conc.	0.9	1,761	27.9	29.2	33.6	51.0	1.0
Rougher Cleaner 3 Conc.	1.1	1,423	24.1	27.5	34.1	55.4	1.2

The rougher scavenger cleaner 2 pyrite concentrate produced an iron grade of 45.5% with 51.9 g/t Au.  To date no locked cycle test work has been conducted on Golden Crown samples.  Additional test work will be conducted on Golden Crown material to investigate upgrading of the scavenger cleaner concentrate and reduction of copper losses in the scavenger circuit.

Rice Lake Joint Venture - Manitoba

The Company’s second advanced stage project, the Rice Lake gold project, is held through a 50/50 joint venture with San Gold Resources Corporation (See History and Development of the Company).  The Rice Lake project is located 250 kilometres northeast of Winnipeg, Manitoba (Figure 3).

CANADA
MANITOBA
N
LEGEND / LÉGENDE
International boundary /
Frontière internationale
Provincial boundary /
Limite provinciale
Bissett
Scale / Échelle
75
0
75
150
225
km
km
http://atlas.gc.ca

© 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.
Sa Majesté la Reine du chef du Canada, Ressources naturelles Canada.

Figure 3.    Rice Lake Gold Project Location, Bissett, Manitoba

Location, Access, and Ownership

The Rice Lake joint venture lands are located near Bissett, Manitoba 250 kilometres northeast of Winnipeg, Manitoba.  The property is accessed from Winnipeg via all weather provincial trunk highways and provincial roads.

The Bissett property, acquired through the purchase of 100% of the shares of Harmony Gold (Canada) Inc. by the Rice Lake joint venture (see History and Development of the Company”), is comprised of one mineral lease – ML-063 – covering 428.48 hectares.  The lease is for a period of twenty one years commencing April 1, 1992 and is renewable in accordance with the Manitoba Minerals Act.  The property also includes the contiguous 80 hectare Olive Claim.  The other assets of Harmony acquired in the transaction include: a 1,250 tpd gold processing plant, related mine infrastructure, environmental and operating permits, and tax pools.

Pursuant to the Rice Lake Joint Venture Agreement, Gold City Industries Ltd. also has been granted the right to earn a 50% interest from San Gold Resources Corporation in ~ 6,000 hectares of exploration ground, which is along the mine horizon, in consideration for providing $1,000,000 in exploration expenditures on the San Gold ground.

History

The Bissett mine (historically known as the San Antonio Mine) operated continuously from 1932 to 1968, when the surface hoist was destroyed by fire.  During that period the mine produced 1,360,000 ounces of gold from 4,876,000 tons of ore mined.  In 1980 the mill was destroyed by fire.  In 1989 Rea Gold Corporation acquired the project.  In 1994 Rea Gold initiated underground rehabilitation and exploration.  The A-shaft was deepened to facilitate linking it directly with the upper level of the D-shaft area and eliminating two cycles of hoisting. Rea Gold constructed a 1,000 tonne per day mill facility, however, before production could be commenced, Rea Gold was placed into receivership.  Harmony Gold (Canada) Inc. acquired the project out of receivership, expanded the mill capacity to 1,250 tons per day, and operated the mine for close to three years (producing 102,055 ounces of gold with 693,371 tons mined) until August 2001.  At that time the mine was placed on care and maintenance and offered for sale.

Geology and Mineralization

The property is situated in the Rice Lake Greenstone Belt as the west end of the Uchi Volcanic-Plutonic Subprovince of the Superior Province of the Canadian Shield.  The Uchi Subprovince has significant gold production from the Rice Lake, Manitoba area in the west through the Red Lake, Birch-Uchi Lake, and Pickle Lake-Dona Lake areas of Ontario.

Gold mineralization in the Bissett Mine occurs in quartz-vein systems hosted almost exclusively within the San Antonio Mine Unit, a layered, sill-like gabbroic unit that intrudes the Bidou Lake Subgroup.  The bulk of the gold-bearing quartz veins occur as either 16-Type shear zone veins or 38-Type tensional fractional stockwork veins or as a complex combination of the two vein types where they intersect.

Exploration and Development Plans

The Rice Lake joint venture plans to reactivate the former Bissett Mine.  Prior to the reactivation exploration will be conducted to extend and develop known high grade veins within the Bissett Mine. The reactivation plan includes production from other nearby deposits in the Rice Lake Gold Belt, including the San Gold #1 deposit, located 3 kilometres east of the mine. Geophysics and drilling is also planned for the previously untested 12 kilometres of mine horizon, which is held by the joint venture.

In April 2004 an initial 12 hole diamond drill program was carried out on the San Gold #1 zone.  Phase 1 drilling intersected the deposit over a 425 metre strike length to a depth of 200 metres to date, and it remains open in all directions.

A second phase of drilling is now underway, in order to prepare this deposit for a resource calculation.  Drilling will also extend the zone towards previously drilled hole (1998) #SN-98-20, the deepest intersection on San Gold #1 zone at 400 metres and section 000E. This hole intersected 24.4 metres of 4.8 g/tonne (0.14 oz/ton) including a 3.1metre section grading 14.4 g/tonne (0.42 oz/ton). The San Gold mineralization occurs on the eastern limb of a fold that hosts the Rice Lake Gold Mine mineralization.

Other Properties

In addition to the Company’s principal projects, the Company’s other British Columbia exploration properties are briefly described below.

Boundary Project

The Boundary Project, totalling 10,800 hectares, is centred around Rock Creek, BC approximately 30 kilometres east of Osoyoos. The Boundary Project lands include the Company's 100% owned Caramelia Property (2,000 hectares) and Old Nick Property (2,900 hectares), and a 44% interest in the Rock Creek Gold Trend Joint Venture (3,200 hectares). In addition, the Company has 100% interest in the Shut (350 hectares), and Midway (1,700 hectares) properties, and has optioned the Sappho (500 hectares) property.  The Company entered into an option agreement dated April 14, 2003 with Jantri Resources Inc. whereby Jantri may earn a 50% interest in the Company’s Caramelia property in consideration for cash payments totalling $150,000, issuance of 600,000 shares, and exploration work commitments of $500,000 over a four year period.  Subsequent to the financial year ending December 31, 2004, the Company entered into an option agreement dated March 17, 2004 with Jantri Resources Inc., whereby Jantri may earn up to a 70% interest in the Company’s Old Nick property in consideration for cash payments totaling $1,350,000; issuance of 3,000,000 common shares and exploration, metallurgical testing, and feasibility work totaling $3,500,000 over a period of 3.5 years.  In addition, a payment of the greater of $2,500,000 or 20% of the NPV, based on a bankable feasibility study cash flow projection, would be payable upon completion of production financing.

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

The Company entered into an option agreement dated May 29, 2003 with XMP Mining Limited, whereby XMP may earn a 50% interest in the Dominion Creek property in consideration for cash payments totalling $255,000; issuance of 800,000 shares; and exploration work commitments totalling $750,000 over a four year period.  The agreement with XMP was subsequently terminated by the Company effective May 28, 2004, as XMP was deemed to be in default.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion is based on the consolidated financial statements, related notes and management’s discussion and analysis, which form part of this annual report.

A.

Operating Results

The principal business of the Company is the evaluation, acquisition and exploration of mineral resource properties.  The Company has not generated operating revenues because the properties it currently holds are exploration stage projects.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 11 entitled “Enterprises in the Development Stage” – (AcG11). The Company is considered to be a development stage enterprise.  The guideline addresses three distinct issues: (i) capitalization of costs/expenditures, (ii) impairment, and (iii) disclosure.  Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP.  AcG11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise.  In addition, AcG11 requires specific disclosure of information by development stage companies.  The guideline is effective no later than fiscal periods beginning on or after April 1, 2000, which is applicable in the 2001 fiscal year.

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

Should the alternative interpretation as followed in AcG11 and EIC126 be determined by the accounting profession to be appropriate, all deferred exploration costs would be written off as of the beginning of the year.  This write-off would be treated as a change in accounting principle.  The result would be a reduction of mineral properties and related deferred exploration assets of $3,912,318 and an increase in the deficit of $3,912,318.

AcG11 and EIC126 also provide guidance on measuring impairment when pre-operating costs have been capitalized.  As at December 31, 2003, geological assessment reports on the Company’s mineral properties do not indicate conditions, such as those in AcG11, under which impairment exists.  All reports done by qualified geologists and/or qualified engineers indicate that all of the amounts relating to the Company’s properties are recoverable and that there is no impairment associated with any of these properties based on current economics.

Financial Year 2003 Compared to Fiscal Year 2002

During the year ended December 31, 2003, the Company incurred a net loss of $2,327,311 ($0.09 per share) compared to a net loss of $646,551 ($0.03 per share) in the year ended December 31, 2002.

The 2003 loss includes: financing fees and interest of $988,223 related primarily to the Ocean Resources Capital Holdings Plc. (“ORCH”) loan financing transaction (see History and Development of the Company) and to an unrealized loss on long-term debt of $630,361 related to the ORCH loan, which were partially offset by a foreign exchange gain of $149,065 related to the ORCH loan.

Office and general expenses were $356,865 in 2003 ($193,188 in 2002). Increases are attributable to management fees of $120,000 paid for management, administrative, and technical services, including a one-time charge and payment of $60,000 to a company owned by a director of the company for administrative/technical services provided by an employee of that company; increased travel costs of $29,100 related to financings and promotion.  Increased audit, accounting, and legal expenses of $79,272 in 2003 ($44,968 in 2002) were attributable to costs associated with the filing of a 20F with the United States Securities Exchange Commission (SEC) and with the larger number of financing and property transactions undertaken during 2003.   Higher share transfer and regulatory fees of $47,580 in 2003 ($21,344 in 2002) are also due to increased financing and property transactions.  Mineral property write downs of $71,312 decreased in 2003 from $305,248 in 2002, partially offset by a write down of mill assets of $81,506 in 2003 ($ nil in 2002).  During 2003 the Company contracted an investor relations consultant and initiated investor relations programs, resulting in business development expenses of $11,840 and investor relations expenses of $20,769 in 2003 ($1,473 and $495, respectively, in 2002).

The Company incurred $676,587 in deferred exploration costs in 2003 ($244,843 in 2002) and $530,137 in 2003 in acquisition costs of mineral properties ($104,690 in 2002) due to the primarily to the advancement of its Greenwood Gold Project in British Columbia.

Financial Year 2002 Compared to Fiscal year 2001

During the year ended December 31, 2002 the Company reported a net loss of $646,551 compared to a consolidated net loss of $272,306 reported in the year ended December 31, 2001.  The difference was primarily due to abandonment and write down of mineral properties, which amounted to $305,248 for the year ended December 31, 2002 compared to no mineral property write downs in the prior year.  Revenue reported for the year ending December 31, 2002 was $2,059 compared to $22,115 for the year ending December 31, 2001.  The difference in revenue is primarily attributable to a finder’s fee ($15,898) received by the Company for introducing a mining technology project to a major mining company.

Effective January 1, 2002 the Company adopted new accounting recommendations for stock-based compensation and as a result reported expenses of $18,460 for the year ended December 31, 2002.  Administrative expenses increased to $267,906 in the year ended December 31, 2002 from $219,195 for the year ended December 31, 2001.  Material changes in administrative expenses were due to: increased auditing and legal costs of $18,207 associated with the Company’s submission of a 20-F registration statement with the United States Securities Exchange Commission in respect of its mineral property acquisitions; and increased office and general expenses of $30,034 primarily due to consulting fees paid in respect of the Company’s 20-F registration statement and to an increase in office rent.

For the year ended December 31, 2002, the Company incurred $585,190 in property acquisition costs and $244,843 in exploration costs.  In February of 2002 the Company completed metallurgical testing in Vancouver, under the supervision of the Company’s hydrometallurgical consultant, Dr. David Dreisinger, on high-grade cobalt-copper oxide material from the Democratic Republic of Congo.  Based on the results of metallurgical test work, Company management, in conjunction with engineering consultants, in Canada and South Africa, developed preliminary plans for a 50 tonne per day plant to process cobalt-copper oxide material.  Notwithstanding these encouraging metallurgical results, the Company decided not proceed with the project in the Democratic Republic of Congo.

Exploration programs conducted on the Company’s British Columbia mineral properties included: biogeochemical (bark) surveys, heavy mineral, and rock sampling on the Caramelia property near Rock Creek, BC; trenching, geological mapping and sampling on the Tommy Jack property near Smithers, BC; and sampling and geological/metallurgical/engineering evaluation on the properties comprising the Company’s Greenwood Gold Project.

B.

Liquidity and Capital Resources

The Company is presently exploring its properties for sufficient reserves to justify production.  None of its properties are yet in production and consequently, the properties do not produce any revenue.  As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its properties. The Company is in the mineral exploration and development business and is exposed to many risks and uncertainties, which are inherent to the mining industry.  Exploration and development of mineral properties is capital intensive.  Companies in this business are subject to fluctuations in prices of commodities and currencies, market conditions, and inflation, among other risks.

The Company derives limited interest income on its bank deposits, which depend on the Company's ability to raise funds.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote 16. to the financial statements.

To date the Company has financed its activities primarily through the distribution of equity capital.  The timing of such distributions was dependent on the requirements of the Company and the economic climate.  The Company anticipates having to raise additional funds by equity issuance in the next several years.  In addition to equity financings, during 2003 the Company entered into a loan agreement with Ocean Resources Capital Holdings Plc. (see History and Development of the Company) and, subsequent to the financial year ending December 31, 2003 entered into a loan agreement in March 2004 with Quest Capital Corporation  to provide funding to meet the Company’s 50% portion of the acquisition of the Harmony Gold (Canada) Inc. (see History and Development of the Company).

Financial Year 2003 Compared to Fiscal Year 2002

During 2003 the Company completed a number of private placement financings to raise an aggregate of $936,750.

Pursuant to a private placement dated March 6, 2003 the Company issued 842,000 flow-through units priced at $0.25 per unit for gross proceeds of $210,500, each unit being comprised of one flow-through common share and one non-flow-through share purchase warrant, with every two share purchase warrants entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to April 2, 2004.

Pursuant to a private placement dated September 25, 2003 the Company issued 1,400,000 units priced at $0.25 per unit for gross proceeds of $350,000, each unit being comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share until October 9, 2004 and at an exercise price of $0.40 per share to October 9, 2005.  In the event that at any time during the second year the closing price of the Company’s shares is $0.50 per share or greater over ten consecutive trading days, then the warrant holder will have five business days to exercise the warrant or the warrant will expire.

Pursuant to a private placement dated September 30, 2003 the Company issued 1,105,000 units priced at $0.25 per unit for gross proceeds of $276,250, each unit being comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share until October 29, 2004 and at an exercise price of $0.40 per share to October 29, 2005.  In the event that at any time during the second year the closing price of the Company’s shares is $0.50 per share or greater over ten consecutive trading days, then the warrant holder will have five business days to exercise the warrant or the warrant will expire.  The Company paid a finder’s fee of 80,000 units to Canaccord Capital in connection with the private placement with the finder’s warrants being subject to the same terms and conditions as the private placement warrants.

Pursuant to a private placement dated October 29, 2003 the Company issued 333,333 units priced at $0.30 per unit for gross proceeds of $100,000, each unit being comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.40 per share, prior to November 14, 2004.

During December 2003 the Company also received subscriptions pursuant to agreements for two flow-through private placements of 835,000 units priced at $0.35 per unit and 1,714,286 units priced at $0.35 per unit.  In January 2004, subsequent to the year ending December 31, 2003 the Company closed the previously announced private placements from December 2003 for total proceeds of $1,318,235.

Pursuant to a flow-through private placement dated December 4, 2003, which subsequently closed on January 5, 2004, the Company issued 1,123,528 units priced at $0.35 for gross proceeds of $393,234, each unit being comprised of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45, prior to January 5, 2004.  The Company issued 78,750 finder’s units to Canaccord Capital pursuant to the private placement with the warrants having the same terms and conditions as for the private placement.

Pursuant to a flow-through private placement dated December 23, 2003, which also closed on January 5, 2004, the Company issued 1,714,286 units priced at $0.35 per unit for gross proceeds of $600,000, each unit being comprised of one flow-through common share and one share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to January 5, 2005.  The Company paid finder’s fees of $18,000 and issued 68,572 finder’s warrants to Canaccord Capital. The Company also paid finder’s fees of $27,000 and issued 102,857 finder’s warrants to Golden Capital Securities Ltd. pursuant to the private placement.  The finder’s warrants are subject to the same terms and conditions as the private placement warrants.

Pursuant to a flow-through private placement dated December 30, 2003, which subsequently closed on January 5, 2004 the Company issued 728,572 units, priced at $0.35 per unit, for gross proceeds of $255,000, each unit being comprised of one flow-through common share and one share purchase warrants, entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to January 5, 2005.  The Company paid a cash finder’s fee of $19,125 to Limited Market Dealer Inc. and 72,857 finder’s warrants to First Republic Securities Corporation.  The finder’s warrants are subject to the same terms and conditions as the private placement warrants.

Pursuant to a non-flow-through private placement dated November 21, 2003, which subsequently closed on January 8, 2004, the Company issued 200,000 units priced at $0.35 per unit, for gross proceeds of $70,000, each unit being comprised of one common share and one share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.45 per share prior to January 8, 2005, or at an exercise price of $0.55 per share prior to January 8, 2006.  A finder’s fee of 20,000 units was paid to Canaccord Capital with the finder’s warrants being subject to the same terms and conditions as the private placement.

In September 2003 the Company completed a loan transaction with Ocean Resources Capital Holdings Plc (“ORCH”) of London, England, whereby the Company borrowed £960,000 in the form of 4,817 ounces of gold.  Provisions of the ORCH loan include: a) a term of three years; b) repayment of the principal by the delivery of gold bullion priced at US$315/ounce; c) interest accruing on the principal at 12% per annum, payable semi-annually commencing January 31, 2004 (with 60% of accrued interest to be paid by the issue of common shares at the greater of the market price or $0.75 per share in the first year or $0.88 per share in the second and third years, and 40% of accrued interest payable in cash); and d) a first ranking security over the Company’s present assets at August 14, 2003.   As additional consideration the Company issued 4,279,488 common shares as a financing fee, priced at $0.75 per share for an aggregate ascribed value of $609,827.  The Company also paid a London broker’s commission of $117,686 and a finder’s fee of $53,494 to Peter Maclean of Vancouver.

Pursuant to the Welbar property option agreements (Promise and Myrtle-Proserpine), the Company has received 800,000 common shares of IWA.  During 2003 the Company sold 400,000 common shares of IWA realizing a gain on the sale of marketable securities of $8,501.  The Company continues to hold the remaining 200,000 shares of IWA.

In December 2003 the Company entered into a private placement subscription agreement for 400,000 units of Jantri Resources Inc. (TSX-V:JNT), at $0.20 per unit for a total investment of $80,000.  Each unit is comprised of one common share and one share purchase warrant, exercisable at $0.30 per share prior to January 9, 2005.  Pursuant to the Caramelia option agreement, the Company was issued 100,000 Jantri shares in July 2003 and a further 200,000 Jantri shares subsequent to the year end, in January 2004.  The Company holds 700,000 Jantri shares, representing 15.4% of the issued and outstanding shares of Jantri.  The Company intends to hold Jantri shares for investment purposes.

The Company’s working capital position as at December 31, 2003 was $1,705,453 compared to a working capital deficiency of $233,839 at December 31, 2002.  The increase in working capital was due to a number of private placement financings and the ORCH loan.

The Company expects to meet on-going capital requirements through additional equity and/or debt financings, including flow-through funding to finance exploration programs on its Canadian mineral properties.

Financial Year 2002 Compared to Fiscal Year 2001

During the 2002 year, the Company completed two non-brokered private placements.  A private placement of 1,666,666 units announced on March 26, 2002, priced at $0.15 per unit, with each unit comprised of one common share and one share purchase warrant, exercisable prior to April 29, 2003 at $0.18 per share, netted proceeds of $250,000.  A private placement of 312,366 flow-through units and 241,700 non-flow-through units, announced September 18, 2002, priced at $0.15 per unit, netted proceeds of $83,110. The flow-through units from the September offering were each comprised of one flow-through common share and one non-flow-through share purchase warrant, exercisable prior to December 31, 2002 at an exercise price of $0.20.  The September non-flow-through units were each comprised of one common share and one share purchase warrant, exercisable prior to November 14, 2003, at an exercise price of $0.20.  On December 31, 2002 the Company announced a non-brokered flow-through private placement of 200,000 units, priced at $0.15 per unit, each comprised of one flow-through common share and one non-flow-through share purchase warrant, with every two warrants exercisable prior to December 31, 2003, at an exercise price of $0.20 per share, for net proceeds of $30,000.  The private placement closed, subsequent to the year-end, on January 8, 2003.

A non-brokered flow-through private placement of 842,000 units, comprised of one flow-through common share and one non-flow-through share purchase warrant, priced at $0.25 per unit, was announced in March 2003, for gross proceeds of $210,500.  Every two share purchase warrants will entitle the holder to purchase one additional common share prior to April 2, 2004, at an exercise price of $0.30 per share.  Finder’s fees totalling $9,850 were paid pursuant to the private placement, which closed on April 2, 2004 and netted $200,650.

At December 31, 2002 the Company had a working capital deficiency of $233,839, compared to working capital of $29,864 at December 31, 2001, due to increased trade accounts payable of $93,939 and a draw down of cash balances.

C.

Research and Development, Patents and Licenses, etc.

The Company is a development-staged resource-based exploration company and does not conduct any activities related to research and development.

D.

Trend Information

Because the Company is a natural resource exploration company, its activities are affected by trends in metal prices.

Gold and base metal prices increased significantly during 2003.  The Company’s primary focus during the past three years has been on gold properties.  The Company’s most advanced exploration properties in British Columbia are gold-copper.  Sustained higher metal prices should have a positive effect on the Company’s ability to raise necessary funding to continue advancing its exploration projects.

E.

Off-balance Sheet Arrangements

None.

F.

Tabular Disclosure of Contractual Obligations

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 -5 years	More than 5 years
Long Term Debt Obligations	$3,389,744	$1,250,000 (1)	$2,139,744 (2)	-	-

(1)

Gold City’s 50% portion of the Quest Loan (see History and Development of the Company)

(2)

Pursuant to the ORCH loan (see History and Development of the Company)

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The names, positions with the Company, other principal directorships and principal business activities outside the Company of all of the Company’s directors and executive officers are tabled below.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents and citizens of Canada.

Name and Position	Other Principal Directorships in Public Companies	Age	Principal Business Activities Outside the Company
Frederick J. Sveinson, P.Eng. Director, President, and CEO	None	56	None
Melvin A. Smale Director and Chairman	None	75	Retired
Amir J. Hirani, Vice Chairman	None	59	Amir J. Hirani & Associates
Courtney A. Shearer, B.Sc, MBA Director and Chief Financial Officer	President and Director of Jantri Resources Inc.	46	Other directorships as listed
Paul S. Cowley, P.Geo. Director and VP Exploration	Director of Jantri Resources Inc.	48	Other directorships as listed
Robert G. McMorran, Chartered Accountant, Director and Corporate Secretary	(a) VRX WorldWide Inc. CFO, & Director (b) Western Canadian Coal Corp., CFO (c) Continuum Resources Ltd., Director (d) LongBow Energy Corp. (formerly Mesa Resources Inc.), Director (e) Canada Dominion Resources Limited Partnerships (I – XII), CFO	52	Chartered Accountant, Other directorships as listed
Terry A. Sveinson, B.Comm., Certified General Accountant Treasurer	None	53	Provides accounting and tax services through privately owned Terry Sveinson Professional Corporation

Melvin W. Smale – Mr. Smale is the Chairman and a director of the Company. Prior to his retirement, Mr. Smale was involved in the planning and construction of mine facilities throughout the world. He has been responsible for the construction of over a dozen major mines in North America, Australia, Papua New Guinea and the Philippines.  As project manager he has been responsible for all phases of construction for mining, hydroelectric projects and commercial projects. His involvement in these projects has included scheduling, planning, training and the coordination of the construction and engineering phases. Mr. Smale has been a director of the Gold City since 1998 and Chairman since May 2003.

Frederick J. Sveinson – Mr. Sveinson is the President, Chief Executive Officer and a Director of the Company. He is a professional mining engineer who has acted in senior operating and management positions for Terra Mines Ltd., Echo Bay Mines Ltd. (including General Manager of the Lupin and Sunnyside mines), Vice President of Operations for Dynatec Mining Ltd., President and Chief Operating Officer for United Keno Hill Mines Ltd., and Chief Operating Officer for Lytton Minerals Ltd. His experience includes work in Africa, the United States, Canada, including the Canadian Arctic region.  Mr. Sveinson graduated from the University of Saskatchewan with a B.Sc. in Mining Engineering in 1970 and from the University of Waterloo with a Bachelor of Arts in General Economics in 1985.  Mr. Sveinson has been President and director of the Company since October 1998 and CEO since 2000.

Amir J. Hirani – Mr. Hirani is Vice Chairman of the Company.  He is an international financier.  Mr Hirani has been Vice Chairman of the Company since July 2003.

Courtney A. Shearer – Mr. Shearer is the Chief Financial Officer and a Director of the Company. He is a forestry engineer with masters in business administration. He worked for three years in the forestry industry and then three years in the mining industry before becoming a founding partner of an oilfield service company, which was sold in 1994 to ICO, Inc. of Houston, Texas. After the sale of his company to ICO, he assumed the position of Vice President of Canadian Operations of ICO, Inc., a position that he held until 1999.  Mr. Shearer was Vice President of Operations for Wise Wood Corporation, a Calgary-based public oil field service company from August 2002 until October 2003.  Mr. Shearer has been a director of the Company since December 2000 and Chief Financial Officer since June 2001.

Terry A. Sveinson – Mr. Sveinson is the Treasurer of the Company. He is a Certified General Accountant who has conducted a professional accounting practice in Edmonton, Alberta since 1990. His practice is administered through his privately held company, Terry Sveinson Professional Corporation, providing accounting and tax advice to individuals and corporations located in western Canada. Mr. Sveinson received his Bachelor of Commerce from the University of Saskatchewan with a major in Finance in 1972 and his Certified General Accounting Degree from the Certified General Accountant's Association of Alberta in 1980. Mr. Sveinson has been Treasurer of the Company since October 1998.

Robert G. McMorran – Mr. McMorran is a Director and is the Corporate Secretary of the Company.  He is a Chartered Accountant and the President of Malaspina Consultants Inc., a private company that provides administrative and financial/accounting services to public companies/entities with corporate offices located primarily in the greater Vancouver, B.C. area. Mr. McMorran is a graduate of Simon Fraser University where he received a B.Sc. in Mathematics in April of 1976.  Mr. McMorran has been a director of the Company since May 2003 and has been the Corporate Secretary since October 1998.

Paul S. Cowley – Mr. Cowley is a Director and Vice President of Exploration for the Company. He is a professional geologist who has worked in the resource industry for the past twenty-four years.  During that period he was involved in exploration work for precious metals, base metals, diamonds, coal, and industrial minerals throughout Canada, Latin America, Asia and Africa. His career included employment with BHP Minerals where he was involved in the discovery and advancement of four gold deposits in the Canadian Arctic.  He also served as BHP’s Bolivian country manager. Mr. Cowley graduated from the University of British Columbia in 1979 with a B.Sc. Honours in Geology.  Mr. Cowley has been a director of the Company since April 2000 and has been the Vice President of Exploration since May 2000.

The Executive Officers of the Company are tabled below.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens and residents of Canada.

Executive Officers

Name	Position	Age	Appointment
Frederick J. Sveinson	President and CEO	56	October, 1998
Courtney A. Shearer	CFO	46	June, 2001

No Director and/or Executive Officer of the Company has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. Terry Sveinson, the Treasurer of the Company and Frederick Sveinson, the President, CEO and a Director of the Company are brothers. Other than that, there are no family relationships between any two or more Directors or Executive Officers.

B.

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

No direct remuneration was paid or is payable by the Company to the directors in their elected capacity.  No compensation is paid for attendance at Meetings or serving on committees.

However, in such cases where a professionally qualified Director is directed by the Board to perform such services as he is professionally qualified to perform, compensation may be paid to that Director at the recognized and standard rates of that profession. Total compensation accrued and/or paid (directly and/or indirectly) to all Officers/Directors during the financial year ended December 31, 2003 was $319,545 as follows:

Company or Individual		Amount Paid
Buena Tierra Developments Ltd.	Paul Cowley	$ 63,545.00
Larkspur Associates Inc.	Courtney Shearer	$ 20,000.00
Malaspina Consultants	Robert McMorran	$ 11,000.00
S.C.C. Ltd.	Mel Smale	$ 45,000.00
Sveinson Mineral Services Inc.	Fred Sveinson	$ 90,000.00
Sveinson Mineral Services Inc.	Sandra Sveinson	$ 90,000.00

The cost of such services for the previous financial year ended December 31, 2002 was $188,260.

The directors and senior officers of the Company do not participate in any pension or retirement plan, or plan to compensate directors or officers with respect to termination in the event of change of control of the Company.  There are no arrangements to pay compensation to the directors of the Company in their capacity as such, other than as disclosed herein.

The Company grants Incentive Share Purchase Options to directors, senior officers and employees as an incentive for their participation in the growth of the Company.  The Company grants stock options to Directors, Executive Officers and employees under a formalized stock option plan (the “Plan”), which was approved by the shareholders of the Company at its Annual General Meeting of shareholders on May 14, 2003 and subsequently, ratified and confirmed at the Annual General Meeting of shareholders held on June 4, 2004. The Plan is a rolling plan under which stock options are granted. The number of shares reserved for issue under a rolling plan is limited to 10% of the issued and outstanding common shares of an Issuer at the time of any grant of options (on a non-diluted basis). The rules of the TSX Venture Exchange require that a rolling plan be approved yearly by shareholders to re-set the number of shares allotted and reserved for issue.  The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 Issuers, and contains, among other provisions, the following:

•

all options are non-transferable, except in certain circumstances;

•

no more than 5% of the issued shares may be granted to any one individual in any 12 month period;

•

no more than 2% of the issued shares may be granted to a consultant, or any employee performing investor relations activities, in any 12 month period;

•

options granted to persons performing investor relations activities must vest in stages over 12 months (otherwise, no vesting period is required, although the Company may grant options with vesting periods to other eligible optionees);

•

the exercise price per share must be set at not less than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant of the option, less a maximum discount of 25%;

•

disinterested shareholder approval must be obtained for any reduction in the exercise price of an outstanding option, if the option holder is an insider;

•

options will be reclassified in the event of any consolidation, subdivision, conversion or change in the Company’s common shares, and the Company has the right to accelerate the date on which any option becomes eligible on the occurrence of a takeover bid, issuer bid, or going private transaction.

Except for the stock option plan, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

No funds were set aside or accrued by the Company during the financial year ended December 31, 2003 to provide pension, retirement or similar benefits for Directors or Executive Officers.

C.

Board Practices

The directors of the Company are elected annually to hold office until the next Annual General Meeting of Shareholders or until their successors are duly elected or appointed.  Subsequent to the Annual General Meeting of Shareholders, the directors of the Company appoint/ratify officer and board committees for the year.

Audit Committee

The Audit Committee members as at June 4, 2004 are Mr. Cowley, Mr. Smale, and Mr. Shearer.  The Board considers that all members of the Audit Committee are financially literate.  The Audit Committee met on May 3, 2004 to review the audited financial statements for the year ended December 31, 2003.  The Audit Committee also met on May 27, 2004 to review the unaudited financial statements for the first quarter ended March 31, 2004.

Corporate Governance Committee

The Corporate Governance Committee members as at June 4, 2004 are Mr. Shearer, Mr. Smale, and Mr. Sveinson.

D.

Employees

As at December 31, 2003 the Company had 3 employees in its Vancouver office and as at June 15, 2004 the Company had 4 employees in its Vancouver office, including Fred Sveinson, President & CEO.

E.

Share Ownership

The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.

Tabled below are the names of the Directors and Executive Officers who beneficially own the Company's voting securities, the amount of the Company's voting securities owned by the Directors and Executive Officers, and outstanding stock options with respect to the Directors and Executive Officers, as based on 43,876,368 shares outstanding as of June 14, 2004.

Shareholdings of Directors and Executive Officers

Name of Beneficial Owner	Number of Common Shares Held as at June 14, 2004	Percent of Class*	Number of Options Outstanding at June 14, 2004	Exercise Price of Options	Expiry Date of Options
Frederick J. Sveinson (1)	2,715,102	6.18%	100,000 250,000 75,000 325,000	$0.36 $0.15 $0.20 $0.25	April 11, 2005 May 6, 2007 September 8, 2008 May 28, 2009
Melvin A. Smale (2)	2,146,856	4.89%	100,000 150,000 150,000 225,000	$0.36 $0.15 $0.20 $0.25	April 11, 2005 May 6, 2007 September 8, 2008 May 28, 2009
Courtney A. Shearer (3)	182,263	0.42%	45,000 100,000 105,000 100,000 225,000	$0.25 $0.25 $0.15 $0.20 $0.25	May 26, 2005 December 4, 2005 May 6, 2007 September 8, 2008 May 28, 2009
Paul S. Cowley (4)	89,700	0.2%	100,000 100,000 50,000 100,000 225,000	$0.36 $0.25 $0.15 $0.20 $0.25	April 11, 2005 May 26, 2005 May 6, 2007 September 8, 2008 May 28, 2009
Terry A. Sveinson (5)	562,358	1.28%	25,000 25,000 25,000	$0.36 $0.20 $0.25	April 11, 2005 September 8, 2008 May 28, 2009
Robert G. McMorran (6)	10,000	0.02%	25,000 20,000 75,000 50,000	$0.36 $0.15 $0.20 $0.25	April 11, 2005 May 6 2007 September 8, 2008 May 28, 2009
Amir J. Hirani (7)	Nil	-	300,000 100,000	$0.20 $0.25	September 8, 2008 May 28, 2009

* Based on 43,876,368 shares outstanding as at June 14, 2004

 (1)

Of these shares, Mr. Sveinson has sole voting and dispositive power as to 1,242,762 shares, of which 1,118,762 shares are held in RRSP accounts. Mr. Sveinson holds 750,000 currently exercisable stock options and 25,000 share purchase warrants. In addition, Mr. Sveinson has shared voting and dispositive powers as to 1,472,340 shares and has shared voting and dispositive powers as to 200,000 currently exercisable stock options.

(2)

Of these shares, Mr. Smale has sole voting and dispositive power as to 2,146,856 shares and Mr. Smale holds 625,000 currently exercisable share purchase options.

(3)

Of these shares, Mr. Shearer has sole voting and dispositive power as to 32,000 shares, of which 32,000 are held in RRSP accounts and Mr. Shearer holds 575,000 currently exercisable share purchase options.  In addition, Mr. Shearer has shared voting and dispositive powers as to 150,263 shares.

(4)

Of these shares, Mr. Cowley has sole voting and dispositive power as to 89,700 shares, of which 32,000 are held in RRSP accounts. Mr. Cowley holds 575,000 currently exercisable share purchase options.

(5)

Of these shares, Mr. Sveinson has sole voting and dispositive power as to 275,078 shares, of which 212,078 shares are held in RRSP accounts and Mr. Sveinson holds 75,000 currently exercisable share purchase options.  In addition, Mr. Sveinson has shared voting and dispositive powers as to 287,280 shares.

(6)

Of these shares, Mr. McMorran has sole voting and dispositive power as to 10,000 shares of which 10,000 shares are held in RRSP accounts. Of the currently exercisable 170,000 share purchase options, 170,000 are held in the name of Malaspina Consultants.

(7)

Mr. Hirani holds 400,000 currently exercisable stock options.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Company is not controlled, directly or indirectly, by any other company or party.

The Company is aware of four persons/companies who beneficially own 5% or more of the Registrant's voting securities as follows:

Title of Class	Name and Address of Owner	Amount and Nature of Beneficial Ownership	Percent of Class*
Common	Douglas H. Shearer 509 – 7839 – 96 Street Edmonton, AB T6C 4R4	2,284,824	5.21%
Common	Frederick J. Sveinson 4655 Britannia Drive Richmond, BC V7E 6B1	2,715,102	6.18%
Common	Harmony Gold Mining Company Limited (1) James Park Office Block Corner Main Reef Road & Ward Avenue PO Box 2 Randfontein, South Africa 1760	5,714,285	13.02%
Common	Ocean Resources Capital Holdings Plc (2) Ocean House 10/12 Little Trinity Lane London, United Kingdom EC4V 2DH	4,384,422	9.99%

* Based on 43,876,368 shares outstanding as of June 14, 2004.

(1)

Harmony Gold Mining Company Limited acquired 5,714,285 units on March 16, 2004, pursuant to a transaction whereby the Company, jointly with San Gold Resources Corporation, purchased 100% of the issued and outstanding shares of Harmony Gold Canada from Harmony Gold Mining Company Limited of South Africa. Each unit is comprised of one common share and one share purchase warrant, entitling Harmony Gold to purchase one additional common share prior to March 17, 2005, at an exercise price of $0.45 per share.

(2)

Ocean Resources Capital Holdings Plc. (“ORCH”) acquired 4,279,488 common shares on September 2, 2003, pursuant to a loan agreement whereby the Company borrowed £960,000 from ORCH and 104,934 common shares on February 9, 2004, in partial payment of interest related to the loan.

The following table lists the total voting securities of the Company beneficially owned by the Directors and Officers of the Company as a group, as of June 14, 2004, including stock options currently exercisable:

Title of Class	Beneficial Owners	Number of Securities Owned (1)	% Held Assuming Exercise of Stock Options (2)
Common Shares	Directors and Officers (7 persons)	8,876,279	18.9%

(1)

Includes a total of 3,170,000 Common Shares issuable upon the exercise of incentive stock options held by Directors and Officers.  The options are exercisable, at prices ranging from $0.15 to $0.36 per share, on or before dates ranging from April 11, 2005 to May 28, 2009.

(2)

Assumes that all incentive stock options held by directors and officers have been exercised.

As at June 14, 2004, the directors and officers of the Company as a group (7 persons), held 8,876,279 common shares, (including 3,170,000 common shares issuable upon the exercise of incentive stock options), representing 18.9% of the common shares issued (including assumed dilution due to exercise of stock options).  As at June 16, 2003, the directors and officers of the Company as a group (6 persons), held 6,842,779 commons shares (including 1,205,000 common shares issuable upon the exercise of incentive stock options), representing 26.0% of the common shares issued (including assumed dilution due to exercise of stock options).

The information related to beneficially owned shares has been provided by the respective individuals, has been extracted from the disclosures of beneficial holdings with the System for Electronic Disclosure by Insiders (“SEDI”), which are available to the public, or it has been extracted from records of registered shareholders obtained from the Company’s transfer agent.

As at June 14, 2004 there were 43,876,368 common shares of the Company issued and outstanding.  Based on records of the Company’s transfer agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, as at June 14, 2004, there were 151 registered shareholders in Canada, 9 shareholders registered in the United States, and 3 international registered shareholders for a total of 163 registered shareholders, holding respectively 74.69%, 0.85%, and 24.46% of the shares of the Company.  As at April 30, 2004, the record date for the Company’s Annual General Meeting of shareholders, held on June 4, 2004, based on records of ADP Investor Communications, there were 670 non-objecting beneficial holders and 374 objecting beneficial holders of shares of the Company in Canada.

B.

Related Party Transactions

During the financial year ended December 31, 2003 and up to the date of this document, there have been no material transactions or loans between the Company and

(a)

enterprises that are directly or indirectly through one or more intermediaries, control or controlled by, or are under common control with, the company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, except as follows:

i.

Pursuant to a transaction dated March 16, 2004, whereby the Company, jointly with San Gold Resources Corporation (50/50), acquired 100% of the issued and outstanding shares of Harmony Gold Canada from Harmony Gold Mining Company Limited of South Africa (“Harmony South Africa”), Harmony South Africa acquired 5,714,285 units of the Company, comprised of 5,714,285 common shares and 5,714,285 share purchase warrants, exercisable prior to March 17, 2005 at an exercise price of $0.45 per share.  As such Harmony South Africa has become a shareholder beneficially owning 13.02% interest in the voting power of the Company.

ii.

Pursuant to a private placement dated November 13, 2003, the Company entered into a share subscription agreement to purchase 400,000 common shares of Jantri Resources Inc., at $0.20 per unit for a gross investment of $80,000.  The private placement closed on January 8, 2004, subsequent to the financial year ending December 31, 2003.  Pursuant to the Caramelia property option agreement dated April 14, 2003 between Jantri and the Company, Jantri issued 100,000 common shares to the Company on July 11, 2003 and a further 200,000 common shares on January 29, 2004. As at the date of this report the Company holds 700,000 common shares of Jantri or 14% of the issued and outstanding shares of Jantri and is deemed to be an insider of Jantri, as that term is defined by the British Columbia Securities Act. Two of the Company’s directors and officers are also directors of Jantri, with one of the directors also holding the office of president of Jantri.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

The audited consolidated financial statements for the financial year ended December 31, 2003, containing the Auditors’ Report dated April 9, 2004; the Consolidated Balance Sheets as at December 31, 2003 and 2002; the Consolidated Statements of Operations and Deficit for the financial years ended December 2003 and 2002; the Consolidated Statements of Cash Flows for the financial years ended December 2003 and 2002; and the Notes to the Consolidated Financial Statements for the years ended December 31, 2003 and 2002 are contained in this annual report (See ITEM 17. Financial Statements).

Legal Proceedings

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividends

The Company has not declared any dividends since inception and does not anticipate that it will do so in the foreseeable future.  The current policy of the Company is to retain future earnings for use in its operations and to expand its business.

ITEM 9.  OFFER AND LISTING OF SECURITIES

A.

Offer and Listing Details

As of December 31, 2003, the authorized capital of the Company was 60,000,000 common shares without par value. As of December 31, 2003, there were 32,884,069 common shares issued and outstanding.

Subsequent to the financial year ended December 31, 2003 and effective as at January 15, 2004, the authorized share capital of the Company was increased from 60,000,000 shares to 200,000,000 shares, pursuant to an ordinary resolution of the shareholders. As of June 14, 2004 there were 43,876,368 common shares issued and outstanding.

The following table lists the price history of the common shares of the Company for the five most recent full financial years (annual high and low market prices); the financial quarters for the most recent full financial years and any subsequent period (quarterly high and low market prices); and the most recent six months (monthly high and low market prices) as traded on the TSX Venture Exchange (formerly the CDNX and formerly the Vancouver Stock Exchange):

Period	High	Low

Year Ended December 31, 2003	$0.44	$0.15
Year Ended December 31, 2002	$0.20	$0.10
Year Ended December 31, 2001	$0.23	$0.09
Year Ended December 31, 2000	$0.70	$0.10
Year Ended December 31, 1999	$0.32	$0.02

Quarter Ended March 31, 2004	$0.40	$0.26
Quarter Ended December 31, 2003	$0.44	$0.255
Quarter Ended September 30, 2003	$0.295	$0.15
Quarter Ended June 30, 2003	$0.22	$0.17
Quarter Ended March 31, 2003	$0.36	$0.17
Quarter Ended December 31, 2002	$0.19	$0.12
Quarter Ended September 30, 2002	$0.19	$0.13
Quarter Ended June 30, 2002	$0.20	$0.12
Quarter Ended March 31, 2002	$0.17	$0.10
Quarter Ended December 31, 2001	$0.15	$0.09

Month Ended May 31, 2004	$0.245	$0.18
Month Ended April 30, 2004	$0.305	$0.20
Month Ended March 31, 2004	$0.34	$0.26
Month Ended February 29, 2004	$0.36	$0.28
Month Ended January 31, 2004	$0.40	$0.30
Month Ended December 31, 2003	$0.38	$0.275

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Company's common shares commenced trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) (formerly the Vancouver Stock Exchange) in Vancouver, British Columbia, Canada, under the symbol “GCP” on December 7, 1994.  Effective October 29, 1997, under a re-structuring and consolidation of shares, the Company’s common shares commenced trading under the symbol “CGD”. The current stock symbol, which the Company began trading under, effective August 26, 1998 is “GC”.  The CUSIP number for the Company is 380560 10 2.

D.

Selling Shareholders

Not Applicable.

E.

Dilution

Not Applicable.

F.

Expenses of the Issue

Not Applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.

Share Capital

The Company’s share capital consists of one class only, namely common shares without par value, of which 200,000,000 shares are authorized. As at June 15, 2004 there are issued and outstanding 43,876,368 common shares.

Share purchase warrants outstanding as at June 15, 2004 are as follows:

Number of Warrants	Exercise Price Per Shares		Expiry Date of Warrants
	Year 1	Year 2
1,400,000	$0.30	$0.40	October 9, 2005
1,185,000	$0.30	$0.40	October 29, 2005
333,333	$0.40		November 14, 2004
3,889,422	$0.45		January 5, 2005
220,000	$0.45	$0.55	January 8, 2006
619,200	$0.45		March 12, 2005
400,012	$0.45	$0.45	March12, 2006
5,714,285	$0.45		March 17, 2005
13,761,252	Total Warrants Outstanding

The diluted share capital as at June 15, 2004 is summarized as follows:

Issued and Outstanding	43,876,368
Outstanding Stock Options	4,115,000
Outstanding Share Purchase Warrants	13,761,252
Fully Diluted	61,752,620

B.

Memorandum and Articles of Association

The information called for in this item is contained in an Exhibit to the Company’s Form 20-F dated as at September 20, 2002, which is on file with the United States Securities Exchange Commission and is hereby incorporated by reference.

C.

Material Contracts

Material contracts, other than contracts entered into in the normal course of business, to which the Company is a party, for the two years immediately preceding the date of filing of this annual report are as follows: (see Item 19. Exhibits)

Date	Nature of Transaction	Parties	Terms and Conditions
January 31, 2003	Loan Agreement	Ocean Resources Capital Holdings Plc. and Gold City Industries Ltd.

£960,000 loan in the form of 4,817 ounces of gold, priced at USD 315 per ounce repayable as follows:  a) 3 year term; b) 12% interest payable semi-annually commencing January 31, 2004, with interest payable 60% in common shares at the greater of i) $0.75 per share in the first year or $0.88 per share in the second and third years or ii) market price and 40% in cash and c) first security over the Company’s assets as at August 14, 2003

August 13, 2003	Deed of Variation
September 8, 2003	Investor Relations Agreement	Gold City Industries Ltd. and Marketsmart Communications (Maria DaSilva)

Initial six month contract with an option for renewal, whereby Ms. DaSilva will provide investor relations services to the Company for a fee for services of $5,000 per month.  Ms. DaSilva was also granted 120,000 stock options at an exercise price of $0.20 per share, exercisable on or before September 8, 2008, with vesting of the initial 25% of the options on December 8, 2003 and a further 25% each three month date thereafter, pursuant to the terms of the Company’s stock option plan

January 8, 2004	Letter of Intent	Gold City Industries Ltd. and San Gold Resources Corporation

Letter of Intent to form joint venture to acquire 100% of the shares of Harmony Gold (Canada).  Gold City granted right to also acquire a 50% interest in San Gold’s adjacent exploration properties near Bissett, Manitoba in consideration for investing $800,000 in a private placement in San Gold and expenditures of $2,000,000 on the San Gold Project.

January 19, 2004	Amendment to Letter of Intent		The subsequent amendment to the letter of intent reduced the consideration by Gold City to expenditures of $1,000,000 on exploration to earn its 50% interest in the San Gold lands
March 2004	Joint Venture Operating Agreement		Joint venture operating agreement to operate the Bissett Mine and explore and develop the San Gold exploration properties on the Rice Lake Gold Belt.
February 4, 2004	Quest Term Sheet for Credit Facility	Gold City Industries Ltd., San Gold Resources Corporation and Quest Capital Corp.

Loan of $2,500,000 to Gold City and San Gold, at 12% interest compounded monthly.  As a bonus Gold City to issue 450,000 common shares and San Gold to issue 350,000 common shares to Quest.  The loan is extendable at the borrowers option until February 28, 2005 upon payment of an additional 450,000 shares of Gold City and 350,000 shares of San Gold.  The loan is secured by a first security interest over all of the Borrowers’ present and after-acquired personal property.

March 2004	Share Purchase Agreement	Gold City Industries Ltd., San Gold Resources Corporation, Rice Lake Joint Venture Inc. and Harmony Gold Mining Company Limited

Purchase agreement whereby Gold City, San Gold (Rice Lake Joint Venture Inc.) acquire 100% of the issued and outstanding shares of Harmony Gold Canada Inc. in consideration for $7,592,055, comprised of $3,592,055 in cash plus $4,000,000 in common shares of Gold City and San Gold.  Gold City’s portion of the purchase price was $1,733,527.40 in cash and 5,714,285 units, with each unit comprised of one common share at a deemed price of $0.35 per share and one share purchase warrant entitling Harmony to purchase one additional share prior to March 17, 2005 at an exercise price of $0.45 per share.

D.

Exchange Controls

There are no current restrictions on the export/import of capital to from or to Canada.  There are no foreign exchange controls or other laws, decrees or regulations of Canada or the province of British Columbia, which restrict the remittance of dividends or other payments to non-resident holders of the Company’s common shares, other than any applicable withholding taxes.  There are no assurances that future legislation will not have an adverse effect on non-Canadian shareholders.

There are no limitations imposed by the laws of Canada or the province of British Columbia on the right of a non-resident to hold or vote the Company’s common shares, other than as may be provided in the Investment Canada Act (“the “Investment Act”).

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government (or agency thereof), corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of benefit to Canada.  An investment in the Company’s common shares by a non-Canadian (other than a “WTO Investor” as defined in the Investment Act and includes entities which are nationals of or are controlled by nationals of members states of the Word Trade Organization) would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company was $5 million or more. A non-Canadian (other than a WTO Investor) would be deemed to acquire control of the Company for the purposes of the Investment Act if he acquired a majority of the common shares outstanding (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the common shares outstanding) unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of such shares.  Transactions concerning the Company’s common shares, which would be considered exempt from review under the Investment Act, include:  (a) acquisition of shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act; and (c) acquisition of control of the Company by reason of any amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.

The Investment Act was amended with the North American Free Trade Agreement (“NAFTA”) to provide for special review thresholds for Americans or “American-controlled entities”.  Under the Investment Act, as amended, an investment in the Company’s common shares by an American would be reviewable only if it was an investment to acquire control of the Company and the value of the assets of the Company was equal to or greater than a specified amount, which is $150 million in constant 1992 dollars.

E.

Taxation

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is a Company that carries on business in Canada and elsewhere.

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

Disposition of Common Stock

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

Filing of Information Returns

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

F.

Dividends and Paying Agents

Not Applicable.

G.

Statement by Experts

Not Applicable.

H.

Documents on Display

Any documents referred to in this annual report are available for inspection during normal business hours at the Company’s offices at Suite 550 – 580 Hornby Street, Vancouver, British Columbia V6C 3B6.

The Company files certain reports and other information with the United States Securities Exchange Commission, pursuant to requirements under the Securities Exchange Act of 1934.  All such reports and information and exhibits thereto are available to the public through the United States Securities Exchange Commission (website:  www.sec.gov) or 450 Fifth Street N.W., Washington D.C.

I.

Subsidiary Information

There is no information relating to the Company’s subsidiary company which must be provided in Canada and which has not otherwise been disclosed in the Company’s consolidated financial statements in accordance with generally accepted accounting principles.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.

Transaction Risk and Currency Risk Management

The Company does not use financial instruments or derivatives.

B.

Exchange Rate Sensitivity

The Company is sensitive to foreign exchange risk from fluctations in foreign exchange rates, particularly related to the Company’s loan with Ocean Resources Capital Holdings Plc (see History and Development of the Company and footnote 7. to the audited consolidated financial statements for the year ending December 31, 2003).

C.

Exchange Controls

Not applicable

D.

Interest Rate Risk and Equity Price Risk

The Company does not have any debt which is subject to interest rate risks.

E.

Commodity Price Risk

The Company does not have any operating resource properties.  Commodity prices may, however, have an effect on the Company’s ability to continue securing funding for its ongoing exploration activities.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

Part II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14.  MODIFICATIONS OF RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

There has not been a material modification to the rights of security holders of the Company.

ITEM 15.    CONTROLS AND PROCEDURES

The Company’s chief executive officer and its chief financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as at December 31, 2003, and concluded that as of that date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information concerning the Company and its consolidated subsidiary would be made known to them.  Continuous disclosure procedures of the Company will be in compliance with Canadian securities legislation pursuant to NI 51-104 commencing in 2004.

There were no significant changes in the Company’s internal control over financial reporting or in other factors which could significantly affect the Company’s internal control over financial reporting during the financial year ending December 31, 2003.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that the audit committee does have a financial expert (as defined in the rules and regulations of the United States Securities and Exchange Commission), Mr. Robert McMorran, serving on its Audit Committee.  Mr. McMorran, however, is not an “independent” member of the Audit Committee.

The designation of Mr. McMorran as an audit committee financial expert, does not make him an “expert” for any purpose, nor impose on him any duties, obligations, or liability that are greater than the duties, obligations, and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation or identification.

ITEM 16B.

CODE OF ETHICS

The Company does not have a formalized Code of Ethics.  The Company  has undertaken to adopt a Code of Ethics that applies to all directors, officers, and employees of the Company during the 2004 financial year.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Company by Morgan & Company for professional services provided in the financial years ended December 31, 2003 and 2002.  Morgan & Company has been the sole external auditor for the Company.

	December 31, 2003	December 31, 2002
Audit Fees	$ 11,903.75	$ 10,202.45

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.       PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

Part III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in footnote 16. to the consolidated financial statements.

The financial statements as required are attached hereto and found immediately following the text of this Registration Statement (ITEM 19).  The audit report of Morgan & Company, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

ITEM 18.  FINANCIAL STATEMENTS

Not Applicable.

ITEM 19.  EXHIBITS

(A)  The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement as follows:

(i)

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years Ending December 31, 2003 and 2002

(ii)

Auditors’ Report Dated April 9, 2004

(iii)

Consolidated Balance Sheets as at December 31, 2003 and 2002

(iv)

Consolidated Statements of Operations and Deficit for the years ended December 31, 2003 and 2002

(v)

Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002

(vi)

Notes to the Consolidated Financial Statements for the years ended December 31, 2003 and 2002

(vii)

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Period Ending March 31, 2004

(viii)

Notice of No Auditor Review of Interim Financial Statements under National Instrument 51-102, Part 4, subsection 4.3(3)

(ix)

Consolidated Balance Sheets as at March 31, 2004 and December 31, 2003

(x)

Consolidated Statements of Operations and Deficit for the three months ended March 31, 2004 and 2003

(xi)

Consolidated Statements of Cash Flows for the three months ended March 31, 2004 and 2003

(xii)

Statement of Mineral Properties and Deferred Exploration Expenditures as at March 31, 2004

(xiii)

Notes to the Consolidated Financial Statements for the three months ended March 31, 2004

(B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation and By-Laws	Incorporated by reference

2. Instruments defining the rights of holders of the securities being registered	Incorporated by reference previously filed 20-F
3. Voting Trust Agreements	N/A
4. Material Contracts
4.1 Ocean Resources Capital Holdings Plc. Loan Agreement – Dated January 31, 2003
4.2 Deed of Variation – Ocean Resources dated August 13, 2003
4.3 Investor Relations Agreement – Dated September 8, 2003
4.4 Rice Lake Joint Venture Letter of Intent dated January 8, 2004
4.5 Rice Lake Joint Venture Amendment dated January 19, 2004
4.6 Rice Lake Joint Venture Operating Agreement – March 2004
4.7 Quest Capital Term Sheet for Credit Facility – February 4, 2004
4.8 Harmony Share Purchase Agreement – March 2004
5. List of Foreign Patents	N/A
6. Calculation of earnings per share	N/A
7. Explanation of calculation of ratios	N/A
8. List of Subsidiaries	N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities	N/A
10. Management Information Circular Dated April 30, 2004	Incorporated by reference 6K filed 6/24/3004
11. Section 302 Certifications by CEO and CFO
11.1 Section 302 Certifications by the Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a)
12. Section 906 Certifications by CEO and CFO

      12.1   Section 906 Certifications by the Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis of the financial position and results of operation for the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2003 and 2002.

The following management discussion and analysis is for the year ended December 31, 2003 and includes relevant information up to April 30, 2004.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

The Company was incorporated by amalgamation on December 7, 1994 pursuant to provisions of the British Columbia Company Act.  The Company is a development stage company engaged in the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit. The Company’s strategic plan is based on growth through production cash flow, acquisitions, joint ventures, mergers, strategic alliances and exploration.

The Company is a reporting Issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the trading symbol “GC”.  The Company became a reporting issuer in the United States effective November 20, 2002, pursuant to the filing of a 20-F registration with the United States Securities Exchange Commission (SEC).

The Company has no producing properties and no operating income or cash flow.  The Company holds varying interests in mineral exploration properties covering 21,000 hectares in the province of British Columbia.  During 2003 the Company focused on advancing its Greenwood Gold Project (see “British Columbia Exploration Projects”).

Rice Lake Joint Venture

On January 8, 2004, subsequent to the year ending December 31, 2003, the Company announced that it had signed a Letter of Intent to enter into a 50/50 joint venture (Rice Lake Joint Venture Inc.) with San Gold Resources Corporation, to acquire 100% of the shares of Harmony Gold Canada Inc. (“Harmony Canada”) from Harmony Gold Mining Company Ltd. of South Africa (“Harmony South Africa”) for $3,500,000 cash and shares having a value of $4,000,000. On March 29, 2004 the parties announced the closing of the transaction whereby, the Rice Lake Joint Venture Inc. acquired 100% of Harmony Canada. The Company’s portion of the purchase price was: $1,733,527.50 cash and 5,714,285 units at a deemed price of $0.35 per unit for a total of $2,000,000 worth of units. Each unit was comprised of one common share and one common share purchase warrant, exercisable for a period of one year from the date of issuance at a price of $0.45 per share.

The principal asset of Harmony Canada is the Bissett Gold Mine, located at Bissett, Manitoba, 250 kilometres northeast of Winnipeg. In addition, pursuant to the terms and conditions of the Letter of Intent, the Company has the right to acquire a 50% interest in San Gold’s properties contiguous with the Bissett Mine. To exercise this option, the Company must finance exploration expenditures of $1,000,000, to match the deemed contribution of San Gold to the Joint Venture; thereafter both parties will participate on a 50/50 joint venture basis in the ongoing exploration of the San Gold Properties. The area of influence for the joint venture has subsequently been expanded to include all of San Gold’s properties located within an 80 km (50 mile) radius from the boundary of the mineral claims that comprise the existing San Gold Project. San Gold has granted the Company an option to acquire a 50% interest in the San Gold Properties.  The parties will also participate on a joint venture basis in rehabilitating, developing and returning the Bissett Gold Mine to production.

In order to complete the acquisition of Harmony Canada, the Company and San Gold entered into an agreement to secure a $2,500,000 loan (the “Loan”) from Quest Capital Corp. (“Quest”) to San Gold, the Company and the Rice Lake Joint Venture. Interest on the Loan is payable at 12% per annum, calculated, compounded and payable monthly (effective annual rate of 12.68%). Quest has also received a bonus of $250,000, payable in the form of 350,000 common shares in the capital of San Gold and 450,000 common shares in the capital of Gold City and a standby fee in the amount of $53,767.13 as additional consideration for providing the Loan.  The Loan is repayable on August 31, 2004, but may be extended to February 28, 2005, at the option of the borrowers, upon payment of 350,000 common shares in the capital of San Gold and common shares in the capital of Gold City to Quest.

The Rice Lake Joint Venture, now known as Rice Lake Gold Corporation (“RLGC”), controls over 7,000 hectares in the Rice Lake Greenstone Belt within the Uchi Sub-province, which also contains the prolific Red Lake and Pickle Lake gold producing belts.  The San Gold #1 deposit is located 3 kilometres east of the Bissett Mine along the mine horizon, with the recently discovered #2 and # 3 deposits located 6 kilometres east on the same trend.  A further 12 kilometres remains untested along this trend on RLGC land.

The Bissett mine assets include:

•

1,250 ton per day processing plant

•

all production and environmental permits

•

substantial capital tax pools

•

NI 43-101 compliant geological resources comprised of: a measured resource of 539,000 tons grading 0.24 ounces per ton (opt) gold; an indicated resource of 728,100 tons grading 0.27 opt gold; and an inferred resource of 734,700 tons grading 0.31 opt gold (A.C.A. Howe International Limited, February 2004)

RLGC will focus on extending and developing known high grade veins within the Bissett mine.  Additional geophysics and drilling is planned for the previously untested 12 kilometres of mine horizon. On April 14, 2004 the joint venture parties announced that exploration had commenced with a diamond drill program on the San Gold #1 deposit.

British Columbia Exploration Projects

The Company holds varying interests in over 21,000 hectares of exploration ground in British Columbia, including: the Greenwood Gold Project, located in the Greenwood Mining Division, near Greenwood, British Columbia; the Boundary Project, also located in the Greenwood Mining Division, comprised of the Caramelia gold property, the Old Nick nickel/cobalt property, the Rock Creek Joint Venture, the Sappho property, and the Midway property; the Domin Project, located in the Cariboo Mining Division, 45 kilometres northeast of Wells, BC comprised of the Dominion Creek property under 100% option and the Company’s 100% owned contiguous Domin claims; the Welbar Gold Project located near Wells, BC, comprised of the Promise and Myrtle-Proserpine claim groups; and the Tommy Jack Property, located in the Omineca Mining Division, located 150 kilometres north of Smithers, BC.

Greenwood Gold Project

The Company’s Greenwood Gold Project, located near Greenwood, British Columbia, is comprised of two core mineral property groups – the Lexington-Lone Star and the Golden Crown, which includes the Winnipeg-Golden Crown, Century Gold, Zip, and JD claims.  Commencing in July 2002 the Company entered into agreements to acquire 100% interests in the Lexington-Lone Star, Winnipeg-Golden Crown, Century Gold, and JD properties and acquired a 100% interest in the Zip claims, subject to varying net smelter return royalties.  During the last quarter of the year ended December 31, 2003, the Company completed the option commitments to acquire 100% interests in the Lexington-Lone Star and Winnipeg-Golden Crown claims.

Also during the last quarter of 2003, the Company conducted successful surface diamond drill programs on the Grenoble/Main zone at the Lexington property and the Golden Crown property.  The Lexington drilling was comprised of 6 holes totaling 905 metres.  Multiple zones of massive pyrite-chalcopyrite veining were encountered in the drill holes and showed good grade continuity.

The Golden Crown drill program was comprised of 47 holes totaling 2,138 metres. The 47-hole drilling program on the eastern end of the vein system was two-pronged. Twenty-one holes focused on the near surface mineralization of the King Vein, in the heart of the system, which demonstrated additional vein continuity. A further 26 holes tested the near surface portions of surrounding veins - Samaritan, Tiara, Golden Crown, Portal, and Calumet Veins. All veins are part of a robust, steeply dipping, closely spaced massive sulfide vein system composed of native gold-pyrrhotite-pyrite-quartz-chalcopyrite.  In the heart of the eastern portion of the Golden Crown vein system many vein intercepts remain open and untested along strike and at greater depths.

HQ core from the diamond drill programs is being used for metallurgical test work on composites of the high grade gold-copper intercepts.

The Company also conducted a trenching program on the JD mineral claims comprised of 12 trenches. On the western end of the Golden Crown system, the Company reported chip samples from trenching a 300 metre portion of a 1,000 metre long gold soil anomaly. The 2003 JD trenching exposed two northwest trending shear zones, the Hangingwall and Main Shear. Both zones are composed of semi-massive to massive sulphides within northwest trending, shallow-dipping shear zones hosted in chert and greenstone. The magnitude and orientation of the mineralization within the trenches supports the interpretation that this segment is the northwest extension of the Golden Crown gold system.

Total exploration expenditures on the Greenwood Gold Project during 2003 were $647,402.

In December 2003, the Company announced that it had terminated its option on the Roberts Mill, located near Greenwood, BC and would construct its own 200 tonne per day (tpd) gravity/flotation mill. Management had identified and evaluated alternative sites to the Roberts Mill site, which are located in closer proximity to its Greenwood mining properties and which offer significant economic benefits.  Subsequent to the year ending December 31, 2003, preliminary engineering design of a 200 tpd mill and adjacent tailings facility have been completed and the Company will be proceeding with its permitting application for the mill and tailings facility during the second quarter of 2004.

Also subsequent to the year end, the Company received, in January 2004, its permit to mine an underground 10,000 bulk sample from the Lexington property.

Other British Columbia Exploration Properties

On April 17, 2003 the Company entered into an option agreement with Jantri Resources Inc. (TSX-V: JNT), whereby Jantri may earn a 50% interest in the Company’s Caramelia gold property, comprised of 44 mineral claims, covering 2,000 hectares located near Rock Creek, British Columbia.  The Company holds 100% interest in the Caramelia property, subject to varying, non-overlapping net smelter return royalties.  The Caramelia property encompasses the Camp McKinney gold camp, including the historic Cariboo-Amelia mine, which produced 124,500 tonnes, grading 20.39 gram per tonne of gold for recovery of 81,600 ounces of gold during two main production campaigns during the 1890.s and 1960-62.  To earn its interest, Jantri must make cash payments of $150,000, issue 600,000 common shares and conduct exploration of $500,000 over a period of five years.  In year 1 of the agreement Jantri was required to make a minimum expenditure of $50,000 on exploration and the issuance of 300,000 shares prior to October 31, 2003. The parties agreed to amend the agreement to extend the year 1 exploration expenditure period to June 30, 2004, due to unforeseen delays in completion of the work program caused by the forest fire hazard in southern British Columbia.  The Company received 100,000 Jantri shares on July 11, 2003 and, subsequent to the year ending December 31, 2003 the Company received on January 29, 2004, an additional 200,000 Jantri common shares, pursuant to the terms of the agreement.

On June 5, 2003 the Company entered into an option agreement with XMP Mining Limited, now called NU XMP Ventures Ltd. (TSX-V: NUX) whereby XMP may earn a 50% interest in the Dominion Creek Property, comprised of 17 mineral claims encompassing 1,950 hectares, located 45 kilometres northeast of the town of Wells, British Columbia.  The Company has the right to earn a 100% interest in the property, subject to a 2% net smelter return royalty, pursuant to an underlying Dominion Creek option agreement dated April 17, 2000.    To earn its interest, XMP must make cash payments totaling $255,000, issue 800,000 common shares (post consolidation), and make exploration expenditures of $750,000 over a four year period. In year 1 of the agreement XMP was required to make a cash payment of $5,000, incur exploration expenditures of $50,000 and issue 400,000 post consolidation shares. The agreement was accepted for filing by the TSX Venture Exchange, effective October 16, 2003.  Pursuant to an amendment to the underlying Dominion Creek option agreement, the Company made a cash payment of $5,000 to the Dominion Creek Vendors and, on February 4, 2004, subsequent to the year ending December 31, 2003, transferred 200,000 XMP shares to the Dominion Creek vendors.

The Company continues to maintain its interests in the properties comprising the Boundary Project including: the Old Nick nickel-cobalt property (100%), its Rock Creek Joint Venture (44%), and Sappho properties (under option to earn 100%). Minimal exploration expenditures totaling $7,158 on the Rock Creek and Old Nick Properties and $3,041 on the Sappho property were incurred in the year ended December 31, 2003.

On March 17, 2004, subsequent to the year ended December 31, 2004, the Company entered into an option agreement, subject to acceptance for filing by the TSX Venture Exchange, whereby Jantri Resources Inc. may earn up to a 70% interest in the Old Nick property, in consideration for cash payments totaling $1,350,000; issuance of 3,000,000 common shares; and work commitments (exploration, metallurgical testing, and feasibility work) totaling $3,500,000. In addition, a payment will be payable to the Company at the completion of the production financing, to the greater of $2,500,000 or 20% of the NPV, based on the bankable feasibility study cash-flow projection.

In April 2003 the Company conducted a trenching program ($14,039) on the Midway property, located near Midway, BC.    Subsequent to the year ending December 31, 2003, in April 2004 the Company has conducted a geochemical sampling program on the Midway property ($24,100).  Pending assay results, the Company plans on follow-up trenching of geochemical anomalies later in 2004.

The Company’s Welbar properties (Promise and Myrtle-Proserpine), located near the town of Wells, BC, remain subject to option agreements with International Wayside Gold Mines Ltd. (TSX-V:IWA), whereby IWA may acquire a 50% interest in the properties by conducting $250,000 in exploration expenditures and by issuing 300,000 common shares for each of the two properties prior to December 31, 2005.  To date, IWA has reported exploration expenditures of $235,000, has issued 600,000 shares pursuant to the original agreements and has issued an additional 200,000 common shares pursuant to an amendment to the original agreement.

Selected Annual Information

Selected financial information for the Company for each of the past three years ended December 31 is tabled below.  The reporting currency of the Company is the Canadian dollar.

	Fiscal Years Ended December 31(Audited)
		2003		2002		2001
Revenue	$	Nil	$	Nil	$	Nil
Loss for the year		$2,327,311		$646,551		$272,306
Basic and Diluted Loss per share		$0.09		$0.03		$0.02
Total Assets		$5,963,634		$2,947,855		$2,633,388
Long Term Liabilities		$2,591,361	$	Nil	$	Nil
Dividends Declared	$	Nil	$	Nil	$	Nil

Results of Operations

During the year ended December 31, 2003, the Company incurred a net loss of $2,327,311 ($0.09 per share) compared to a net loss of $646,551 ($0.03 per share) in the year ended December 31, 2002.

The 2003 loss includes: financing fees and interest of $988,223 related primarily to the Ocean Resources Capital Holdings Plc. (“ORCH”) loan financing transaction (see “Financial Activities”) and to an unrealized loss on long-term debt of $630,361 related to the ORCH loan, which were partially offset by a foreign exchange gain of $149,065 related to the ORCH loan.

Office and general expenses were $356,865 in 2003 ($193,188 in 2002). Increases are attributable to management fees of $120,000 paid for management, administrative, and technical services, including a one-time charge and payment of $60,000 to company owned by a director of the company for administrative/technical services provided by an employee of that company; increased travel costs of $29,100 related to financings and promotion.  Increased audit, accounting, and legal expenses of $79,272 in 2003 ($44,968 in 2002) were attributable to costs associated with the filing of a 20F with the United States Securities Exchange Commission (SEC) and with the larger number of financing and property transactions undertaken during 2003.   Higher share transfer and regulatory fees of $47,580 in 2003 ($21,344 in 2002) are also due to increased financing and property transactions.  Mineral property write downs of $71,312 decreased in 2003 from $305,248 in 2002, partially offset by a write down of mill assets of $81,506 in 2003 ($ nil in 2002).  During 2003 the Company contracted an investor relations consultant and initiated investor relations programs, resulting in business development expenses of $11,840 and investor relations expenses of $20,769 in 2003 ($1,473 and $495, respectively in 2002).

The Company incurred $676,587 in deferred exploration costs in 2003 ($244,843 in 2002) and $530,137 in 2003 in acquisition costs of mineral properties ($104,690 in 2002) due to the advancement of its Greenwood Gold Project.

Summary of Quarterly Results (Unaudited)

Results for the eight most recent quarters ending with the last quarter for the three months ending December 31, 2003 are tabled below:

Quarterly Period Ending	December 31, 2003 ($)	September 30, 2003 ($)	June 30, 2003 ($)	March 31, 2003 ($)
Total Revenues	Nil	Nil	Nil	Nil
Net Loss	614,482	1,494,087	136,998	81,744
Basic and Diluted Net Loss per Share	$0.02	$0.06	$0.01	$0.00
Deferred Exploration	474,491	81,804	76,988	53,941

Quarterly Period Ending	December 31, 2002 ($)	September 30, 2002 ($)	June 30, 2002 ($)	March 31, 2002 ($)
Total Revenues	Nil	Nil	Nil	Nil
Net Loss	119,603	87,287	361,471	78,190
Basic and Diluted Net Loss per Share	$0.01	$0.00	$0.02	$0.00
Deferred Exploration	102,231	96,825	31,221	83,888

Financing Activities

During 2003 the Company completed a number of private placement financings to raise an aggregate of $936,750.

Pursuant to a private placement dated March 6, 2003 the Company issued 842,000 flow-through units priced at $0.25 per unit for gross proceeds of $210,500, each unit being comprised of one flow-through common share and one non-flow-through share purchase warrant, with every two share purchase warrants entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to April 2, 2004.

Pursuant to a private placement dated September 25, 2003 the Company issued 1,400,000 units priced at $0.25 per unit for gross proceeds of $350,000, each unit being comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share until October 9, 2004 and at an exercise price of $0.40 per share to October 9, 2005.  In the event that at any time during the second year the closing price of the Company’s shares is $0.50 per share or greater over ten consecutive trading days, then the warrant holder will have five business days to exercise the warrant or the warrant will expire.

Pursuant to a private placement dated September 30, 2003 the Company issued 1,105,000 units priced at $0.25 per unit for gross proceeds of $276,250, each unit being comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share until October 29, 2004 and at an exercise price of $0.40 per share to October 29, 2005.  In the event that at any time during the second year the closing price of the Company’s shares is $0.50 per share or greater over ten consecutive trading days, then the warrant holder will have five business days to exercise the warrant or the warrant will expire.  The Company paid a finder’s fee of 80,000 units to Canaccord Capital in connection with the private placement with the finder’s warrants being subject to the same terms and conditions as the private placement warrants.

Pursuant to a private placement dated October 29, 2003 the Company issued 333,333 units priced at $0.30 per unit for gross proceeds of $100,000, each unit being comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.40 per share, prior to November 14, 2004.

In September 2003 the Company completed a loan transaction with Ocean Resources Capital Holdings Plc (“ORCH”) of London, England, whereby the Company borrowed £960,000 in the form of 4,817 ounces of gold.  Provisions of the ORCH loan include: a) a term of three years; b) repayment of the principal by the delivery of gold bullion priced at US$315/ounce; c) interest accruing on the principal at 12% per annum, payable semi-annually commencing January 31, 2004 (with 60% of accrued interest to be paid by the issue of common shares at the greater of the market price or $0.75 per share in the first year or $0.88 per share in the second and third years, and 40% of accrued interest payable in cash); and d) a first ranking security over the Company’s present assets at August 14, 2003.   As additional consideration the Company issued 4,279,488 common shares as a financing fee, priced at $0.75 per share for an aggregate ascribed value of $609,827.  The Company also paid a London broker’s commission of $117,686 and a finder’s fee of $53,494 to Peter Maclean of Vancouver.

During December 2003 the Company also received subscriptions pursuant to agreements for two flow-through private placements of 835,000 units priced at $0.35 per unit and 1,714,286 units priced at $0.35 per unit.  In January 2004, subsequent to the year ending December 31, 2003 the Company closed the previously announced private placements from December 2003 for total proceeds of $1,318,235.

Pursuant to a flow-through private placement dated December 4, 2003, which subsequently closed on January 5, 2004, the Company issued 1,123,528 units priced at $0.35 for gross proceeds of $393,234, each unit being comprised of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45, prior to January 5, 2004.  The Company issued 78,750 finder’s units to Canaccord Capital pursuant to the private placement with the warrants having the same terms and conditions as for the private placement.

Pursuant to a flow-through private placement dated December 23, 2003, which also closed on January 5, 2004, the Company issued 1,714,286 units priced at $0.35 per unit for gross proceeds of $600,000, each unit being comprised of one flow-through common share and one share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to January 5, 2005.  The Company paid finder’s fees of $18,000 and issued 68,572 finder’s warrants to Canaccord Capital. The Company also paid finder’s fees of $27,000 and issued 102,857 finder’s warrants to Golden Capital Securities Ltd. pursuant to the private placement.  The finder’s warrants are subject to the same terms and conditions as the private placement warrants.

Pursuant to a flow-through private placement dated December 30, 2003, which subsequently closed on January 5, 2004 the Company issued 728,572 units, priced at $0.35 per unit, for gross proceeds of $255,000, each unit being comprised of one flow-through common share and one share purchase warrants, entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to January 5, 2005.  The Company paid a cash finder’s fee of $19,125 to Limited Market Dealer Inc. and 72,857 finder’s warrants to First Republic Securities Corporation.  The finder’s warrants are subject to the same terms and conditions as the private placement warrants.

Pursuant to a non-flow-through private placement dated November 21, 2003, which subsequently closed on January 8, 2004, the Company issued 200,000 units priced at $0.35 per unit, for gross proceeds of $70,000, each unit being comprised of one common share and one share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.45 per share prior to January 8, 2005, or at an exercise price of $0.55 per share prior to January 8, 2006.  A finder’s fee of 20,000 units was paid to Canaccord Capital with the finder’s warrants being subject to the same terms and conditions as the private placement.

Liquidity and Capital Resources

The Company is in the mineral exploration and development business and is exposed to many risks and uncertainties, which are inherent to the mining industry.  Exploration and development of mineral properties is capital intensive.  Companies in this business are subject to fluctuations in prices of commodities and currencies, market conditions, and inflation, among other risks.

The Company currently has no sources of revenue and it relies primarily on equity financings to fund exploration and working capital activities.

Pursuant to the Welbar property option agreements (Promise and Myrtle-Proserpine), the Company has received 800,000 common shares of IWA.  During 2003 the Company sold 400,000 common shares of IWA realizing a gain on the sale of marketable securities of $8,501.  The Company continues to hold the remaining 200,000 shares of IWA.

In December 2003 the Company entered into a private placement subscription agreement for 400,000 units of Jantri Resources Inc. (TSX-V:JNT), at $0.20 per unit for a total investment of $80,000.  Each unit is comprised of one common share and one share purchase warrant, exercisable at $0.30 per share prior to January 9, 2005.  Pursuant to the Caramelia option agreement, the Company was issued 100,000 Jantri shares in July 2003 and a further 200,000 Jantri shares subsequent to the year end, in January 2004.  The Company holds 700,000 Jantri shares, representing 15.4% of the issued and outstanding shares of Jantri.  The Company intends to hold Jantri shares for investment purposes.

The Company’s working capital position as at December 31, 2003 was $1,705,453 compared to a working capital deficiency of $233,839 at December 31, 2002.  The increase in working capital was due to a number of private placement financings and the ORCH loan (see “Financing Activities”).

The Company expects to meet on-going capital requirements through additional equity and/or debt financings, including flow-through funding to finance exploration programs on its Canadian mineral properties.

Outstanding Share Data

As at December 31, 2003 the issued and outstanding capital of the Company was 32,884,069 common shares.

Subsequent to the year ending December 31, 2003, the authorized share capital of the Company was increased from 60,000,000 common shares to 200,000,000 common shares, pursuant to an ordinary resolution of the Company’s shareholders dated January 15, 2004.

The Company’s share data as at April 30, 2004 is as follows:

	Exercise Price	Expiry Date	Number of Shares
Issued and Outstanding Shares as at April 30, 2004			43,876,368
Warrants Outstanding
1,400,000	$0.30/Yr.1 $0.40/Yr. 2	October 9, 2005
1,185,000	$0.30/Yr.1 $0.40/Yr. 2	October 29, 2005
333,333	$0.40	November 14, 2004
1,202,278	$0.45	January 5, 2005
1,885,715	$0.45	January 5, 2005
801,429	$0.45	January 5, 2005
220,000	$0.45/Yr.1 $0.55/Yr.2	January 8, 2006
619,200	$0.45	March 12, 2005
400,012	$0.45	March 12, 2006
5,714,285	$0.45	March 17, 2005
13,761,252			13,761,252
Stock Options Outstanding
350,000	$0.36	April 11, 2005
145,000	$0.25	May 26, 2005
60,000	$0.25	November 3, 2005
100,000	$0.25	December 4, 2005
735,000	$0.15	May 6, 2007
980,000	$0.20	September 8, 2008
2,370,000			2,370,000
			60,007,620

Outlook

In British Columbia the Company will continue to focus on advancing its Greenwood Gold Project to production.  The Company’s British Columbia 2004 exploration programs are underway with an estimated budget of $1.2 million.

In Manitoba, the Company and its joint venture partner, San Gold Resources Corporation, have commenced an initial diamond drill program on the San Gold #1 deposit.  The parties will focus on extending and developing known high grade veins within the Bissett mine.  Additional geophysics and drilling is planned for the previously untested 12 kilometres of mine horizon. Joint venture plans include working to place the Bissett mine back into production using selective mining methods. The San Gold #1 deposit is envisioned to contribute greater than 200 tons per day after diamond drilling, development, and a bulk sample has been completed.

GOLD CITY INDUSTRIES LTD.

 CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

AUDITORS’ REPORT

To the Shareholders of

Gold City Industries Ltd.

We have audited the consolidated balance sheets of Gold City Industries Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada

“Morgan & Company”

April 09, 2004

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders, dated April 09, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors’ Report when these are adequately disclosed in the financial statements.

Vancouver, Canada

“Morgan & Company”

April 09, 2004

Chartered Accountants

GOLD CITY INDUSTRIES LTD.

 CONSOLIDATED BALANCE SHEETS

	DECEMBER 31
	2003	2002

ASSETS

Current
Cash and cash equivalents	$1,794,613	$9,382
Marketable securities (market $94,257; 2002 - $69,995)	44,000	56,000
Accounts receivable	41,285	10,659
Prepaid expense	1,702	1,239
Current portion other assets	5,758	5,850
	1,887,358	83,130

Mineral Properties And Related Deferred Exploration (Note 3)	3,912,318	2,776,906
Capital Assets (Note 4)	28,791	44,039
Long – Term Investment (Note 5)	95,000	-
Other Assets (Note 6)	40,167	43,780

	$5,963,634	$2,947,855

LIABILITIES

Current
Accounts payable and accrued liabilities	$181,905	$230,029
Loans payable	-	86,940
	181,905	316,969

Long-Term Debt (Note 7)	2,591,361	-
Share Subscriptions (Note 8)	875,985	30,000
	3,649,251	346,969

SHAREHOLDERS’ EQUITY

Share Capital (Note 9)
Authorized:
60,000,000 no par value
Issued:
32,884,069 (2002 – 23,124,225)	10,725,291	8,838,743

Contributed Surplus	312,720	158,460
	11,038,011	8,997,203
Deficit	(8,723,628)	(6,396,317)
	2,314,383	2,600,886

	$5,963,634	$2,947,855

Operations (Note 1) Commitments and contingent liabilities (Note 11) Subsequent Events (Note 13) Approved by the Directors:

GOLD CITY INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

YEAR ENDED DECEMBER 31	2003	2002

Administrative Expenses
Audit, accounting and legal	$79,272	$44,968
Business development	11,840	1,473
Consulting and technical fees	14,858	1,800
Financing fees and interest	988,223	-
Unrealized loss on long-term debt (Note 7)	630,361	-
Foreign exchange (gain) loss	(149,065)	-
Office and general	356,865	193,188
Share transfer and regulatory fees	47,580	21,344
Depreciation	3,349	4,638
Investor Relations	20,769	495

Loss Before Other Expenses	2,004,052	267,906

Other Expenses (Recoveries)
Interest and other income	(6,163)	(2,059)
Mineral property evaluation	30,845	56,996
Gain on sale of marketable securities	(8,501)	-
Abandonment of mineral properties	71,312	305,248
Write-off of mill assets	81,506	-
Stock-based compensation	154,260	18,460
	323,259	378,645

Loss For The Year	2,327,311	646,551

Deficit, Beginning Of Year	6,396,317	5,749,766

Deficit, End Of Year	$8,723,628	$6,396,317

Basic and diluted loss per share	$0.09	$0.03

Weighted average shares outstanding	26,865,249	19,105,416

GOLD CITY INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31	2003	2002

Cash flows from (used in) operating activities
Loss for the year	$(2,327,311)	$(646,551)
Add (deduct) items not involving cash:
Financing fees (Note 7)	609,827	-
Unrealized loss on long-term debt (Note 7)	630,361	-
Foreign exchange gain	(178,744)	-
Gain on sale of marketable securities	(8,501)	-
Abandonment of mineral properties	71,312	305,248
Write-off of mill assets	81,506	-
Depreciation	3,349	4,638
Stock-based compensation	154,260	18,460
	(963,941)	(318,205)

Net changes in non-cash working capital
Accounts receivable	(30,626)	(2,711)
Prepaid expense	(463)	(100)
Accounts payable and accrued liabilities	(48,124)	99,289
	(1,043,154)	(221,727)

Cash flows from (used in) investing activities
Proceeds from sale of marketable securities	64,501	-
Purchase of capital assets	(53,607)	(17,932)
Acquisition of mineral properties	(490,000)	(104,690)
Deferred exploration	(687,224)	(244,843)
Other assets	3,705	25,664
Long-term investment	(80,000)	-
	(1,242,625)	(341,801)

Cash flows from (used in) financing activities
Shares issued for cash	1,142,221	333,110
Share subscriptions received	875,985	30,000
Loans payable	(86,940)	(51,341)
Long-term debt (Note 7)	2,139,744	-
	4,071,010	311,769

Net cash and cash equivalents provided (used) during the year	1,785,231	(251,759)

Cash and cash equivalents beginning of year	9,382	261,141

Cash and cash equivalents end of year	$1,794,613	$9,382

Supplemental cash flow information (Note 15)

GOLD CITY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

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

Consolidation

During 2003 the Company acquired all of the issued and outstanding shares of BGP Resources Ltd. (“BGP”) and included thereafter the amounts of such entity in the Company’s consolidated financial statements.

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

Investments

Marketable securities are valued at the lower of cost or market value.

Long term investments are recorded at cost.

The Company accounts for its investment in Jantri as a long-term investment.  The securities of Jantri held by the Company are recorded at cost until such time that an impairment in value which is other than temporary has been determined, at which time they will be written down to market value.

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

Flow-Through Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced and the future income tax liability is increased by the estimated cost of the renounced tax deduction.

Drawdowns of future income tax liabilities resulting from the timing differences on exploration expenditures renounced to investors have been credited to share capital.

Stock-based compensation

The Company has an employee stock option plan.  In 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the Canadian Institute of Chartered Accountants.  Accordingly, effective January 1, 2003, the fair value of all stock options granted are recorded as a charge to operations and a credit to fair value of stock options and warrants over the period the stock options are outstanding.  Any consideration paid on exercise of stock options is credited to share capital.

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

The Company adopted the treasury method of accounting for the calculation of diluted earnings per share, under which the deemed proceeds of the exercise of options and warrants are considered to be used to reacquire common shares at an average price per share.

3.  MINERAL PROPERTIES AND RELATED DEFERRED EXPENDITURES

(a)

The Company holds interests in mineral claims located in British Columbia that are owned, leased or under option.  Deferred costs are as follows:

December 31, 2003:

	Balance December 31, 2002	2003 Property Acquisition	2003 Exploration Costs	Costs Written Off	Balance December 31, 2003

Rock Creek & Old Nick Property	$506,235	$-	$7,158	$-	$513,393
Domin Project	291,466	17,500	3,550	-	312,516
Caramelia Property	720,696	11,000	8,370	-	740,066

Boundary Project	70,057	-	-	70,057	-

Midway Project	45,524	-	14,039	-	59,563
Sappho Property	85,346	-	3,041	-	88,387
WelBar Project	379,792	(28,363)	(9,973)	-	341,456
Bridon Property	905	-	-	905	-

Greenwood Gold Property	636,725	500,000	647,402	-	1,784,127
Tommy Jack Property	39,810	30,000	3,000	-	72,810
Shut Property	350	-	-	350	-

Total	$2,776,906	$530,137	$676,587	$71,312	$3,912,318

December 31, 2002:

	Balance December 31, 2001	2002 Property Acquisition	2002 Exploration Costs	Costs Written Off	Balance December 31, 2002

Rock Creek & Old Nick Property	$501,195	$1,000	$4,040	$-	$506,235
Domin Project	273,813	16,500	1,153	-	291,466
Caramelia Property	684,198	-	36,498	-	720,696
Amy Project	33,459	-	940	34,399	-
Boundary Project	60,772	-	9,285	-	70,057
Congo Project	174,709	93,160	-	267,869	-
Midway Project	42,449	-	3,075	-	45,524
Sappho Property	75,137	4,250	5,959	-	85,346
WelBar Project	406,389	(36,000)	9,403	-	379,792
Bridon Property	-	-	905	-	905
Carbon Creek Property	-	-	2,980	2,980	-
Greenwood Gold Property	-	498,030	138,695	-	636,725
Tommy Jack Property	-	8,250	31,560	-	39,810
Shut Property	-	-	350	-	350

Total	$2,252,121	$585,190	$244,843	$305,248	$2,776,906

4.  CAPITAL ASSETS

	2003			2002
		Accumulated	Book		Accumulated	Book
	Cost	Depreciation and Write Downs	Value	Cost	Depreciation and Write Downs	Value

Milling equipment	$85,065	$81,506	$3,559	$21,000	$-	$21,000
Office equipment	112,807	87,575	25,232	85,607	62,568	23,039

	$197,872	$169,081	$28,791	$128,265	$62,568	$44,039

5.

LONG-TERM INVESTMENT

Long-term investment consists of 500,000 common shares of Jantri Resources Inc. (“Jantri”).  Such shares were acquired pursuant to a private placement in Jantri and as a result of a share issuance to the Company by Jantri pursuant to a mineral property option agreement (Note 11).

6.  OTHER ASSETS

	2003	2002

Mortgages receivable	$12,125	$12,125
Note receivable	1,019	4,724
Deposit	2,781	2,781
Reclamation bonds	30,000	30,000
	45,925	49,630
Less: Current portion	(5,758)	(5,850)
	$40,167	$43,780

The mortgage and note receivable are with respect to certain surface lands the company sold during 1999 to arms-length third parties.  The mortgage is secured by the land title, and bears interest at 7.255%.  The mortgage is amortized over a period of three years with payments commencing on October 2003.

The note receivable bears no interest, is unsecured, has no fixed repayment terms and matures September 10, 2004.

The deposit is with respect to a security deposit for office premises.

The reclamation bonds are posted with the Province of British Columbia with respect to estimated cost to reclaim the Company’s exploration sites.

7.     LONG-TERM DEBT

During the year the Company entered into an agreement, as amended, with Ocean Resources Capital Holdings Ltd. of London, England (“ORCH”) pursuant to which the Company borrowed £960,000 in the form of 4,817 ounces of gold from ORCH (the “ORCH Loan”).  The ORCH Loan is repayable after three years at ORCH’s option as to 4,817 ounces of gold or the cash equivalent denominated in British Pounds at the time of repayment.

Under the terms of the ORCH Loan, interest accrues at 12% per annum and is payable semi-annually.  The Company has the right to make 60% of the interest payments through the issuance of its shares.  The number of shares to be issued is calculated at the greater of market price at the time of interest payment or $0.75 per share in the first year and $0.88 per share in the second and third years.

The ORCH Loan is secured by a first ranking security charge over the Company’s current assets.  As further consideration for making the ORCH Loan available to the Company, the Company paid a financing fee to ORCH in the form of 4,279,488 of its common shares at an aggregate ascribed value of $609,827.

The Company records to its statement of operations the entire amount of any change in the Canadian dollar equivalent of the ORCH Loan that occurs during the fiscal period being reported on.  As such, the Company has recorded to its statements of operations for the year ended December 31, 2003 an expense of $630,361 relating to the unrealized loss on the gold contract payable offset by a foreign exchange gain of $178,744 relating to the unrealized gain on holding what is essentially a US dollar debt.

8.

SHARE SUBSCRIPTIONS

During 2003 the Company received subscriptions pursuant to agreements for two private placements of 835,000 units at $0.35 per unit and 1,714,286 units at $0.35 per unit respectively. Each unit in both offerings consists of one flow-through common share and one non-flow-through common share purchase warrant.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.45 per share for one year after closing, expiring thereafter.

During 2002 the Company received subscriptions pursuant to agreements for a private placement of 200,000 units at $0.15 per unit, each unit consisting of one flow-through common share and one non-flow-through common share purchase warrant, with every two warrants entitling the holder thereof to purchase one additional common share at a price of $0.20 per share until December 31, 2003.

9.    SHARE CAPITAL

(a)

    Authorized

  60,000,000 common shares without par value

       (b)

Issued

	Common
	Shares	Amount
Balance December 31, 2001	15,625,494	$7,714,933
Issued during 2002
For cash	2,220,732	333,110
For share subscriptions received in 2001 (Note 8)	1,692,333	253,850
For acquisition of mineral properties (Note 11)	3,375,000	507,500
For acquisition of milling equipment	100,000	15,000
For debt settlement	110,666	14,350
Balance December 31, 2002	23,124,225	8,838,743

Issued during 2003
For cash (net of issue expenses of $29,850)	3,760,333	926,900
For cash pursuant to exercise of warrants	1,070,000	196,567
For cash pursuant to exercise of options	125,000	18,750
For financing fee on long-term debt (Note 7 )	4,279,488	609,827
For share subscriptions received in 2002 (Note 8)	200,000	30,000
For acquisition of mineral properties (Note 11)	225,000	88,500
For acquisition of milling equipment	100,000	16,000
Upon correction of transfer agent records	23	4
Balance December 31, 2003	32,884,069	$10,725,291

     (c)

Financings

During 2003 the Company completed financings as follows:

i)

In April the Company issued 842,000 units at $0.25 per unit for gross proceeds of $210,500.  Each unit consisted of one flow-through common share and one non-flow-through common share purchase warrant  (“April Warrant”).  Two April Warrants entitle the holder thereof to purchase one common share at a price of $0.30 per share until April 2, 2004.

ii)

In October the Company issued 1,400,000 units at $0.25 per unit for gross proceeds of $350,000.  Each unit consisted of one common share and one common share purchase warrant (“October A Warrant”).  Each October A Warrant entitles the holder thereof to purchase one common share at $0.30 per share until October 9, 2004 and at a price of $0.40 per share to October 9, 2005, expiring thereafter.  In the event that at any time during the second year the closing price of the Company’s shares is $0.50 per share or greater over ten consecutive trading days, then the warrant holder will have five business days to exercise the warrant or the October Warrant will expire.

iii)

In October the Company issued 1,105,000 units at $0.25 per unit for gross proceeds of $276,250. Each unit consisted of one common share and one common share purchase warrant (“October B Warrant”).  Each October B Warrant entitles the holder thereof to purchase one common share at a price of $0.30 per share until October 29, 2004 and at a price of $0.40 until October 29, 2005, expiring thereafter.  In the event that at any time during the second year of the warrant term the closing price of the Company’s shares is $0.50 per share or greater over ten consecutive trading days, then the warrant holder will have five business days to exercise the October B Warrant or it will expire.

A finder’s fee of 80,000 units was paid to a brokerage firm in connection with this offering.

iv)

In November the Company issued 333,333 units at $0.30 per unit for gross proceeds of $100,000.  Each unit is comprised of one common share and one common share purchase warrant (“November Warrant”).  Each November Warrant entitles the holder to purchase one common share at an exercise price of $0.40 per share until November 14, 2004, expiring thereafter.

During 2002 the Company completed financings as follows:

v)

In April the Company issued 1,666,666 units at $0.15 per unit for gross proceeds of $250,000.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entitles the holder thereof to acquire an additional common share at $0.18 per share until April 29, 2003.

vi)

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

vii)

In April the Company settled $25,000 indebtedness by issuing 75,000 common shares at an ascribed price of $0.12 per share.

viii)

In December the Company issued 35,666 common shares at an ascribed price of $0.15 per share to settle $5,350 of indebtedness.

(d)

Warrants

A summary of warrants that have been issued by the Company and their status at December 31, 2003 and 2002 and the changes for the years ending on those dates is presented below:

	2003		2002
	Warrants Outstanding (1)	Weighted Average Exercise Price $/Share	Warrants Outstanding(1)	Weighted Average Exercise Price $/Share
At January 1	3,600,699	0.19	2,881,664	0.31
Issued	3,439,333	0.31	3,913,065	0.19
Exercised	(1,070,000)	0.18	-	-
Expired	(2,630,699)	0.19	(3,194,030)	0.30
At December 31	3,339,333	0.31	3,600,699	0.19

           (1)  The number of warrants disclosed has been adjusted to reflect the equivalent number of common shares that can be acquired on exercise at the respective exercise price.

(e)

Options

A summary of the Company’s options at December 31, 2003 and 2002 and the changes for the years ending on  those dates is presented below:

	2003		2002
	Options Outstanding	Weighted Average Exercise Price $/Share	Options Outstanding	Weighted Average Exercise Price $/Share
At January 1	1,790,000	0.21	945,000	0.27
Granted	995,000	0.20	845,000	0.15
Exercised	(125,000)	0.15	-	-
Cancelled	(250,000)	0.17	-	-
At December 31	2,410,000	0.21	1,790,000	0.21

The following table summarizes information about the stock options outstanding at December 31, 2003:

Options Outstanding			Options Exercisable

Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Number of Shares

$0.36	350,000	1.28	350,000
$0.25	305,000	1.66	305,000
$0.15	760,000	3.35	760,000
$0.20	995,000	4.69	905,000
	2,410,000	3.39	2,320,000

Options to acquire common shares have been granted and are outstanding at year-end to officers and directors of the Company as follows:

Number of Common shares	Option Price	Expiry Date

350,000	$ 0.36	April 11, 2005
145,000	$ 0.25	May 26, 2005
100,000	$ 0.25	December 4, 2005
600,000	$ 0.15	May 6, 2007
525,000	$0.20	September 08, 2008
1,720,000

Had the Company determined compensation costs to employees and directors at the grant dates for those options granted during 2002 consistent with the fair value method of accounting for stock-based compensation, the Company’s net loss would have been increased to the pro forma amount indicated below:

2002
Net loss – as reported	$(630,551)
Add: Stock-based compensation expense included in net loss – as reported	18,460
Deduct: Stock-based compensation expense determined under fair value method	(91,758)
Net loss – pro forma	$(703,849)
Net loss per share (basic and diluted) – as reported	$0.03
Net loss per share (basic and diluted) – pro forma	$0.04

The pro forma amounts presented above, do not include the effect of stock options granted before January 1, 2002.

The fair values of options for 2003 and 2002, have been estimated using an option-pricing model.  Assumptions used in the pricing model are as follows:

		2003	2002
a)	average risk-free interest rate	4.1%	3.5%
b)	expected life	5.0 years	2.5 years
c)	expected volatility	119%	100%
d)	expected dividends	nil	nil

10.

INCOME TAXES

The income taxes shown in the statements of loss and deficit differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2003	2002
Statutory tax rate	37.62%	39.62%
Loss per financial statements	$2,197,235	$(646,551)

Expected income tax recovery	(826,600)	(256,164)
Non-Deductible differences	253,653	203,657
Unrecognized tax losses	572,947	52,507

Income tax provision	$-	$-

The significant components of the Company’s future tax assets are as follows:

	2003	2002

Cumulative exploration and development expenses	1,771,432	1,301,196
Net operating loss carry forwards	1,197,470	740,995
Less: valuation allowance	(2,968,902)	(2,042,192)

Net future income tax asset (liability)	$-	$-

 Losses that reduce future income for tax purposes expire as follows:

2004	$375,009
2005	159,678
2006	200,486
2007	312,228
2008	212,564
2009	285,525
2010	1,637,277
$3,182,767

In addition to the tax losses listed above there are resource related expenditures totalling $3,284,190, which can be used to offset future Canadian income indefinitely.

Capital losses of $77,625 are available to offset future income from capital gains and may be carried forward indefinitely.

11.   COMMITMENTS AND CONTINGENT LIABILITIES

     (a)   Pursuant to the terms and conditions of the Dominion Creek mineral property option agreement dated April 17, 2000, the Company may acquire a 100% interest, subject to a 2% net smelter return royalty, in the Dominion Creek gold property on or before January 31, 2005, by making aggregate cash payments of $550,000, issuing 200,000 common shares, and by incurring exploration expenditures on the property or by making cash payments in lieu sufficient to maintain a minimum of two years assessment work on the property each year that the agreement is in place.  As at December 31, 2003, the Company has issued 200,000 shares common shares, has incurred sufficient expenditures for assessment work through 2005; and has made cash payments of $15,000 and is deemed to have made additional cash payments of $85,000 through the issuance of additional of its common shares and by transferring to the vendors 200,000 shares of Nu XMP (see below).

The Company entered into an option agreement dated May 29, 2003 with Nu XMP Ventures Ltd. (“Nu XMP”) whereby Nu XMP may acquire a 50% interest in the Dominion Creek property, subject to the underlying agreement and royalty, in consideration for cash payments aggregating $255,000 to the Company; issuing 800,000 post-consolidation shares of Nu XMP to the Company; and incurring exploration expenditures of $750,000 prior to May 1, 2007.  To date the Company has received payments of $5,000 cash and has been issued 200,000 common shares of Nu XMP (subsequently transferred to the vendors of the Dominion Creek property – see above).

      (b)

Pursuant to the terms and conditions of the Sappho mineral property option agreement dated March 6 2001, the Company may acquire 100% interest, subject to a 3.0% net smelter return royalty, in the Sappho mineral property on or before March 1, 2006 by issuing 100,000 shares and by incurring exploration expenditures of $100,000 on the property.  As at December 31, 2003, the Company has issued 75,000 shares to the vendors and has incurred expenditures of $74,362.

      (c)

Pursuant to the terms and conditions of the Tommy Jack mineral property option agreement dated May 10, 2002, the Company may acquire 100% interest, subject to a 2.0% net smelter return royalty, in the Tommy Jack mineral property by issuing 200,000 shares, making cash payments totalling $315,000, and by incurring exploration expenditures equivalent to a minimum of two years assessment work for each year that the agreement is in place.  As at December 31, 2003, the Company has made cash payments of $10,000; has issued 100,000 shares; and has incurred expenditures of $34,560.

       (d)

Pursuant to the terms and conditions of the Lexington-Lone Star mineral property option agreement dated July 26, 2002, the Company acquired a 100% interest in the Lexington-Lone Star mineral property by issuing 1,750,000 shares; by incurring exploration expenditures of $250,000 prior to September 5, 2004; and by making a cash payment of $250,000 prior to December 5, 2003.  Portions of the property are subject to non-overlapping, 2.5% net smelter royalties/net profits royalties.

(e)  Pursuant to the terms and conditions of the Golden Crown mineral property option agreement dated August 6, 2002, the Company acquired a 100% interest in the Winnipeg-Golden Crown mineral property, subject to a 2.5% net smelter return royalty, by issuing 1,000,000 shares and by making cash payments totalling $150,000 by December 31, 2003.

(f)  Pursuant to the terms of the JD mineral property option agreement dated September 23, 2002, the Company may acquire 100% interest, subject to a 2.5% net smelter return royalty, in the JD mineral property, by issuing 300,000 shares, by making cash payments totalling $97,500; and by incurring exploration expenditures of $250,000 prior to October 21, 2006.  As at December 31, 2003 the Company has made cash payments of $30,000; has issued 150,000 shares; and has incurred expenditures of $39,046.

(g)  Pursuant to the terms of the Century Gold mineral property option agreement dated September 30, 2002, the Company may acquire 100% interest, subject to an underlying net smelter return royalty, in the Century Gold mineral property, by issuing 400,000 shares and by making cash payments totalling $75,000 prior to October 21, 2004.  Pursuant to the underlying net smelter return royalty agreement, a net smelter return royalty of 4.5% will be paid jointly to three royalty holders until $300,000 has been paid, after which the net smelter return royalty will reduce to 2.7% jointly.  As at December 31, 2003, the Company has issued 400,000 shares and has made cash payments of $50,000.

(h)

The Company has a contingent obligation to AMT Limited relating to such date in the future that a formal decision is made to place the Domin property or the Old Nick property into production, of $50,000 or $500,000 respectively.  The Company will have the option at the due date of either of these contingent obligations to make the payment in cash or by issuing shares.

(i)

Pursuant to the terms of an option agreement between the Company and Jantri, the Company has granted Jantri the right to earn a 50% interest in the Company’s Caramelia Property.  To earn its interest, Jantri must make cash payments of $150,000 and issue 600,000 of its common shares to the Company, and complete $500,000 of exploration expenditures on the property over a period of five years.  As at December 31, 2003, the Company has received 100,000 common shares of Jantri.

12.  RELATED PARTY TRANSACTIONS

The Company has incurred expenses of $319,545 (2002 - $188,260) to directors, officers and companies controlled by directors for geological and administrative services.  Accounts payable include $12,185 (2002 - $151,681) payable to directors, officers and companies controlled by directors or officers.

During 2003 and subsequent to December 31, 2003, the Company entered into option agreements with Jantri wherein Jantri acquired the right to earn an interest in certain of the Company’s mineral properties by making cash payments and issuing shares to the Company and by incurring exploration expenditures on the properties.

Two of the Company’s directors and officers are also directors of Jantri, with one of the directors also holding the office of president of Jantri.  The Company as at April 9, 2004 holds approximately 15.4 % of Jantri’s issued and outstanding shares and as such is deemed to be an insider of Jantri, as that term is defined, by the British Columbia Securities Act.

13.

SUBSEQUENT EVENTS

a)

In January 2004 the Company reported that it had closed four separate non-brokered private placements and issued securities in accordance therewith as follows:

i)

Issued 1,123,528 flow-through units at $0.35 per unit for gross proceeds of $393,235.  Each unit is comprised of one flow-through common share and one non-flow-through common share purchase warrant.  Each warrant entitles the holder thereof to purchase a common share at an exercise price of $0.45 prior to January 5, 2005.  A finder’s fee of 78,750 units, bearing identical terms to the securities issued under the private placement, was paid to a brokerage firm.

ii)

Issued 1,714,286 flow-through units at $0.35 per unit for gross proceeds of $600,000.  Each unit is comprised of one flow-through common share and one non-flow-through common share purchase warrant. Each warrant entitles the holder thereof to purchase a common share at an exercise price of $0.45 prior to January 5, 2005.  Aggregate finder’s fees of $45,000 cash and 171,429 finder’s warrants were paid to two investment banking institutions.   The finder’s warrants bear identical terms and conditions to the securities issued under the private placement.

iii)

Issued 728,572 flow-through units at $0.35 per unit for gross proceeds of $255,000. Each unit is comprised of one flow-through common share and one non-flow-through common share purchase warrant. Each warrant entitles the holder thereof to purchase a common share at an exercise price of $0.45 prior to January 5, 2005.  Aggregate finder’s fees of $19,125 cash and 72,857 finder’s warrants were paid to two investment banking institutions.  The finder’s warrants bear identical terms and conditions to the securities issued under the private placement.

iv)

Issued 200,000 units at $0.35 per unit for gross proceeds of $70,000.  Each unit is comprised of one common share and one common share purchase warrant.  Each warrant entitles the holder thereof to purchase a common share at $0.45 per share until January 8, 2005 and at a price of $0.55 per share thereafter until January 8, 2006, thereafter expiring.  A finder’s fee of 20,000 units bearing identical terms and conditions to the securities issued under the private placement was paid to a brokerage firm.

b)

In January 8, 2004 the Company executed a letter of intent with San Gold Resources Company (“San Gold”) wherein the Company entered into a 50:50 joint venture (“the Rice Lake JV”) with San Gold to acquire 100% of the outstanding shares of Harmony Gold Canada Inc.  (“Harmony Canada”) from Harmony Gold Mining Company of South Africa in consideration for payment by the Company and San Gold of $3,500,000 cash and shares of the Company and San Gold having an aggregate value of $4,000,000.  The assets of Harmony Canada consist of the Bissett Gold Mine, located at Bissett, Manitoba.

In addition, pursuant to the terms and conditions of the Rice Lake JV, as amended February 11, 2004, the Company may earn a 50% interest in all of San Gold’s mineral properties located contiguous to the Bissett Gold Mine by funding $1,000,000 of exploration expenditures on San Gold’s mineral properties.

In connection with the acquisition of the Bissett Gold Mine, San Gold and the Company completed a private placement of 516,000 units at $0.82 per unit for gross proceeds of $423,120.  Each unit consists of one San Gold common share at a price of $0.40 per share, one San Gold common share purchase warrant, exercisable at price of $0.50 per share for a period of one year from closing, 1.2 common shares of the Company at a price of $0.35 per share and 1.2 common share purchase warrants of the Company, each whole warrant exercisable at a price of $0.45 per share for a period of one year from closing.  An agent’s fee of $31,734 cash was paid in connection with the offering.  In addition, the Company issued broker warrants entitling the agent to purchase 46,440 common shares at a price of  $0.45 per share for a period of two years from date of closing.  Further, in connection with services provided relating to the acquisition of Harmony Canada, the Company paid the agent $40,929 cash and issued 225,000 common share purchase warrants exercisable at a price of $0.45 per warrant for a period of two years from date of closing.

Finally, in March 2004, the Company and San Gold entered into an agreement (“the Loan Agreement”) with Quest Capital Corp. (“Quest”) whereby Quest provided a loan of $2,500,000 (“the Loan”) to San Gold and the Company with respect to the Rice Lake JV.  The Loan Agreement provides that interest on the Loan will be payable at 12% per annum, calculated, compounded and payable monthly.  Quest also received a bonus of $250,000 in the form of 350,000 free-trading common shares of San Gold and 450,000 free-trading common shares of the Company.  The Loan is secured by the assets held in the Rice Lake JV plus any other assets acquired by the Company subsequent to entering the Loan Agreement.  In connection with the such securitization, ORCH waived its right to a first charge on such assets and has taken subordinated security with respect to the same.

c)

In January 2004 the Company made application to regulatory bodies as authorized by its shareholders, to increase its authorized share capital to 200,000,000 common shares without par value.  Such application was approved and the Company’s authorized share capital correspondingly increased.

d)

In January 2004 the Company received 200,000 common shares of Jantri pursuant to Jantri’s option to acquire a 50% interest in the Caramelia Property.

e)

In March 2004 the Company announced that it had entered into an option agreement with Jantri whereby Jantri may earn up to a 70% interest in the Company’s Old Nick property.  To earn its interest, Jantri must make cash payments totalling $1,350,000 and issue 3,000,000 of its shares to the Company; and incur $3,500,000 of exploration expenditures on the property over a period of 3.5 years.  In addition, at the completion of production financing, Jantri must pay to the Company the greater of $2,500,000 or 20% of the net present value of the property based on a bankable feasibility study cash flow projection,

14.  SEGMENTED INFORMATION

All of the Company’s operations have been in one industry, the exploration for precious metals.  Management reviews the financial results according to expenditures by property as presented in the schedule of Mineral Properties and Related Deferred Expenditures (Note 4). The Company’s mineral properties and capital assets are all in Canada.

15.  SUPPLEMENTAL CASH FLOW INFORMATION

	2003	2002
Non-cash transactions
- Shares issued for acquisition of mineral properties	$88,500	$507,500
- Shares issued for acquisition of milling equipment	16,000	15,000
- Shares issued for finder’s fee related to private placements	20,000	-
- Shares issued for finder’s fee on long-term debt	609,827	-
- Shares issued for debt settlement	-	14,350
- Marketable securities received as option payments	(84,000)	(36,000)
- Securities received as option payment and classified as long-term investment	(15,000)	-
- Marketable securities paid as option payment	40,000	-
	$675,327	$500,850

16.

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

	2003	2002

Loss in accordance with Canadian GAAP	$(2,327,311)	$(646,551)

Deduct:
Mineral property costs	(1,206,724)	(732,953)

Add:
Mineral property expenditures written off in the period that would have been expensed in a prior period	71,312	208,168

Loss in accordance with US GAAP	$(3,462,723)	$(1,171,336)

Loss per share (US GAAP)	$(0.13)	$(0.06)

Weighted average shares outstanding (US GAAP)	26,865,249	19,105,416

Statement of Cash Flow (US GAAP)

	2003	2002

Cash used in operating activities	$(2,220,378)	$(571,260)
Cash flows from investing activities	(65,401)	(15,832)
Cash flows from financing activities	4,071,010	335,333

Increase (Decrease) in cash	$(1,785,231)	$(251,759)

	2003	2002

Shareholders’ equity – Canadian GAAP	$2,314,383	$2,600,886
Mineral property cost	(3,912,318)	(2,776,906)

Shareholders’ equity (deficiency) – US GAAP	$(1,597,935)	$(176,020)

Mineral property interests – Canadian GAAP	$3,912,318	$2,776,906
Exploration expenditures expensed US GAAP	(3,912,318)	(2,776,906)

Mineral property interests – US GAAP	$-	$-

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

ii)

Commencing January 1, 2003, the Company adopted the fair value method of accounting for stock options on a prospective basis.  From January 1, 2003, there is no difference between US GAAP and Canadian GAAP in accounting for stock options.  Pro-forma information is presented below for 2002 had the Company determined net income and earnings per share as required by FASB Statements 123 and 148:

2002

Loss for the year – US GAAP	$(1,171,336)

Add: Stock based compensation included in net loss	18,460
Deduct: Stock based compensation determined under the fair value method	(91,758)

Net loss – pro-forma	$(1,244,634)

Loss per share – pro-forma	$(0.07)

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

As at December 31, 2003, the Company had an unrealized gain on available-for-sale investments of $86,762 (2002 - $13,995).  The net increase in comprehensive income for the year ended 2003 was $72,767.

MANAGEMENT’S DISCUSSION AND ANALYSIS

 OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial position and results of operation for the Company prepared as of May 28, 2004 should be read in conjunction with the unaudited consolidated financial statements and the notes thereto for the three months ended March 31, 2004, as well as the audited consolidated financial statements for the year ended December 31, 2003 and the related management’s discussion and analysis contained in the 2003 Annual Report.    All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information related to the Company is available online from the SEDAR website (www.sedar.com).

Overview

The Company is a development stage company engaged in the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit. The Company has two development stage projects – the Greenwood Gold Project, located near Greenwood, British Columbia and the Rice Lake Gold Project, located at Bissett, Manitoba.

The Company has no producing properties and no operating income or cash flow.  The Company holds varying interests in mineral exploration properties covering 21,000 hectares in the province of British Columbia.  The Company’s exploration focus during the past eighteen months has been on its Greenwood Gold Project, located near Greenwood, British Columbia.

On January 8, 2004 the Company signed a Letter of Intent to enter into a 50/50 joint venture (Rice Lake Joint Venture) with San Gold Resources Corporation, to acquire 100% of the shares of Harmony Gold Canada Inc. (“Harmony Canada”) from Harmony Gold Mining Company Ltd. of South Africa (“Harmony South Africa”) for $3,500,000 cash and shares having a value of $4,000,000. On March 29, 2004 the parties announced the closing of the transaction whereby the Rice Lake Joint Venture acquired 100% of Harmony Canada. The Company’s portion of the purchase price was: $1,733,527.40 cash and 5,714,285 units at a deemed price of $0.35 per unit for a total of $2,000,000 worth of units. Each unit is comprised of one common share and one common share purchase warrant, exercisable prior to March 17, 2005, at a price of $0.45 per share.

The principal asset of Harmony Canada is the Bissett Gold Mine, located at Bissett, Manitoba, 250 kilometres northeast of Winnipeg. The Bissett mine assets include:  a 1,250 ton per day gold processing plant; all production and environmental permits; substantial capital tax pools; and a NI 43-101 compliant geological resources comprised of: a measured resource of 539,000 tons grading 0.24 ounces per ton (opt) gold; an indicated resource of 728,100 tons grading 0.27 opt gold; and an inferred resource of 734,700 tons grading 0.31 opt gold (A.C.A. Howe International Limited, February 2004).

In addition, pursuant to the terms and conditions of the Letter of Intent, the Company has the right to acquire a 50% interest in San Gold’s properties contiguous with the Bissett Mine. To exercise this option, the Company must finance exploration expenditures of $1,000,000 on the San Gold properties,  to match the deemed contribution of San Gold to the Joint Venture; thereafter both parties will participate on a 50/50 joint venture basis in the ongoing exploration of the San Gold Properties. The area of influence for the joint venture has subsequently been expanded to include all of San Gold’s properties located within the Rice Lake greenstone belt, which stretches from the east side of Lake Winnipeg to the Ontario border, encompassing an area of 90 kilometres x 20 kilometres.  The parties will also participate on a joint venture basis in rehabilitating, developing and returning the Bissett Gold Mine to production.

The Rice Lake Joint Venture controls over 7,000 hectares in the Rice Lake Greenstone Belt within the Uchi Sub-province, which also contains the prolific Red Lake and Pickle Lake gold producing belts.  The San Gold #1 deposit is located 3 kilometres east of the Bissett Mine along the mine horizon, with the recently discovered #2 and # 3 deposits located 6 kilometres east on the same trend.  A further 12 kilometres remains untested along this trend on RLGC land.

In order to complete the acquisition of Harmony Canada, the Company and San Gold entered into an agreement to secure a $2,500,000 loan (the “Loan”) from Quest Capital Corp. (“Quest”) to San Gold, the Company and the Rice Lake Joint Venture. Interest on the Loan is payable at 12% per annum, calculated, compounded and payable monthly (effective annual rate of 12.68%). Quest has also received a bonus of $250,000, payable in the form of 350,000 common shares in the capital of San Gold and 450,000 common shares in the capital of Gold City and a standby fee in the amount of $53,767.13 as additional consideration for providing the Loan.  The Loan is repayable on August 31, 2004, but may be extended to February 28, 2005, at the option of the borrowers, upon payment of 350,000 common shares in the capital of San Gold and 450,000 common shares in the capital of Gold City to Quest.

The Company paid $40,929.40 and has issued 126,244 shares and 353,572 warrants to Harris Partners Limited as consideration for their role as financial advisor to the Company, in respect of the above transactions.  Each warrant is exercisable, at $0.45 per share for a period of two years.

Results of Operations

During the three months ended March 31, 2004, the Company reported a net loss of $626,814 ($0.02 per share) compared to a net loss of $81,744 ($0.00 per share) reported in the three months ended March 31, 2003.  Contributing to the increased net loss for the period are: financing fees and interest totaling $238,886, comprised primarily of a charge of $125,000 related to bonus shares paid to Quest Capital; interest totaling $87,238 related to the Ocean Resources Capital Holdings Plc. (“ORCH”) and Quest loans; an unrealized loss on long-term debt of $47,299 and foreign exchange losses of $36,022 related to the ORCH loan; audit, accounting, & legal fees of $143,552, attributable primarily to the acquisition of Harmony Canada, formation of the Rice Lake Joint Venture, and related transactions (see “Overview”); and $40,398 in business development and investor relations expenses, due to increased investor relations activities, a monthly investor relations contract consulting fee of $5,000 with Marketsmart Communications, and attendance at investor conferences. Office and general expenses increased by $51,413, due to salary expenses of $25,777; computer software purchases of $5,200; increased travel & accommodation expenses of $7,351; and workers compensation payments of $10,550, which have increased due to both increased field activities and also due to the application of a higher assessment rate related to field exploration activities.

During the three months ended March 31, 2004, the Company reported deferred exploration totaling $108,052, of which $93,125 was expended on its Greenwood Gold Project.  Preliminary engineering design of a 200 tpd mill and adjacent tailings facility for the Greenwood Gold Project was completed during the three months ended March 31, 2004.   In January 2004 the Company received a permit to mine an underground 10,000 tonne bulk sample from the Lexington property. Subsequent to the period ending March 31, 2004, the Company has submitted its permitting application for the mill and tailings facility.

Also subsequent to the period ending March 31, 2004, the Rice Lake Joint Venture has completed an initial 12-hole diamond drill program ($170,000) on the San Gold #1 deposit, near Bissett, Manitoba.  The first three holes have returned positive results, while assays from the remaining nine holes are pending.

The Company has budgeted expenditures of $1,200,000 for its 2004 British Columbia field programs, commencing in April 2004, including: geochemical surveys & trenching at the Midway project, diamond drilling at Lexington, geochemical surveys, trenching, and drilling at the Golden Crown & JD properties, and prospecting & sampling programs at the Tommy Jack and Domin properties.

Summary of Quarterly Results (Unaudited)

	March 31, 2004 ($)	December 31, 2003 ($)	September 30, 2003 ($)	June 30, 2003 ($)	March 31, 2003 ($)	December 31, 2002 ($)	September 30, 2002 ($)	June 30, 2002 ($)
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net (Loss)	(656,724)	(614,482)	(1,494,087)	(136,998)	(81,744)	(119,603)	(87,287)	(361,471)
Basic and Diluted Net (Loss) per Share	($0.02)	($0.02)	($0.06)	($0.01)	($0.00)	($0.01)	($0.00)	($0.02)
Deferred Exploration	108,052	474,491	81,804	76,988	53,941	102,231	96,825	31,221

Financing Activities

In January 2004 the Company closed four previously announced private placements from December 2003 for total gross proceeds of $1,318,235.

On January 5, 2004, the Company closed a flow-through private placement previously announced on December 4, 2003, whereby the Company issued 1,123,528 units priced at $0.35 for gross proceeds of $393,234, each unit being comprised of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45, prior to January 5, 2005.  The Company issued 78,750 finder’s units to Canaccord Capital pursuant to the private placement, with the warrants having the same terms and conditions as for the private placement.

Also on January 5, 2004, the Company closed a flow-through private placement previously announced on December 23, 2003, whereby the Company issued 1,714,286 units priced at $0.35 per unit for gross proceeds of $600,000, each unit being comprised of one flow-through common share and one share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to January 5, 2005.  The Company paid finder’s fees of $18,000 and issued 68,572 finder’s warrants to Canaccord Capital. The Company also paid finder’s fees of $27,000 and issued 102,857 finder’s warrants to Golden Capital Securities Ltd. pursuant to the private placement.  The finder’s warrants are subject to the same terms and conditions as the private placement warrants.

Also on January 5, 2004, the Company closed a flow-through private placement previously announced on December 30, 2003, whereby the Company issued 728,572 units, priced at $0.35 per unit, for gross proceeds of $255,000, each unit being comprised of one flow-through common share and one share purchase warrants, entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to January 5, 2005.  The Company paid a cash finder’s fee of $19,125 to Limited Market Dealer Inc. and 72,857 finder’s warrants to First Republic Securities Corporation.  The finder’s warrants are subject to the same terms and conditions as the private placement warrants.

On January 8, 2004 the Company closed a non-flow-through private placement previously announced on November 21, 2003, whereby the Company issued 200,000 units priced at $0.35 per unit, for gross proceeds of $70,000, each unit being comprised of one common share and one share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.45 per share prior to January 8, 2005, or at an exercise price of $0.55 per share prior to January 8, 2006.  A finder’s fee of 20,000 units was paid to Canaccord Capital with the finder’s warrants being subject to the same terms and conditions as the private placement.

On March 12, 2004 the Company completed a non-flow-through private placement, whereby the Company issued 619,200 units, priced at $0.35 per unit, for gross proceeds of $216,200, each unit being comprised of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to March 12, 2005. In connection with the private placement the Company issued 19,818 and 26,622 brokers’ warrants to Harris Partners Limited and Bolder Investments Partners Ltd., respectively and paid a brokers’ cash commission of $16,254 to Harris Partners Limited.  The brokers’ warrants are exercisable at $0.45 per share for a period of two years.

Liquidity and Capital Resources

The Company is in the mineral exploration and development business and is exposed to many risks and uncertainties, which are inherent to the mining industry.  Exploration and development of mineral properties is capital intensive.  Companies in this business are subject to fluctuations in prices of commodities and currencies, market conditions, inflation, governmental regulations, and environmental factors, among other risks.

The Company currently has no sources of revenue and it relies primarily on equity financings to fund exploration and working capital activities.

The Company’s working capital position as at March 31, 2004 was $1,167,067.  The Company expects to meet on-going capital requirements through additional equity and/or debt financings, including flow-through funding to finance exploration programs on its Canadian mineral properties.

Pursuant to the Welbar property option agreements (Promise and Myrtle-Proserpine), the Company holds 200,000 shares of International Wayside Gold Mines Ltd., which the Company treats as marketable securities.

In December 2003 the Company entered into a private placement subscription agreement for 400,000 units of Jantri Resources Inc. (TSX-V:JNT), at $0.20 per unit for a total investment of $80,000.  Each unit is comprised of one common share and one share purchase warrant, exercisable at $0.30 per share prior to January 9, 2005.  Pursuant to the Caramelia option agreement, the Company was issued 100,000 Jantri shares in July 2003 and a further 200,000 Jantri shares in January 2004.  The Company currently holds 700,000 Jantri shares, representing 15.4% of the issued and outstanding shares of Jantri.  The Company intends to hold Jantri shares for long term investment purposes.

The Company has long term debt totaling $3,924,000 including: (1) a $1,250,000 loan repayable to Quest Capital Corporation on August 31, 2004, such repayment being extendable to February 28, 2005, at the borrowers’ option, subject to payment of a bonus of 450,000 common shares and (2) a $2,674,682 loan repayable to Ocean Resources Capital Holdings Plc. in 2006.

Outstanding Share Data

On January 15, 2004, pursuant to an ordinary resolution of the Company’s shareholders, the authorized share capital of the Company was increased from 60,000,000 common shares to 200,000,000 common shares.

The Company’s share data as at March 31, 2004 is as follows:

	Exercise Price	Expiry Date	Number of Shares
Issued and Outstanding Shares as at March 31, 2004			43,356,368
Warrants Outstanding
418,500	$0.30	April 2, 2004
1,400,000	$0.30/Yr.1 $0.40/Yr. 2	October 9, 2005
1,185,000	$0.30/Yr.1 $0.40/Yr. 2	October 29, 2005
333,333	$0.40	November 14, 2004
1,202,278	$0.45	January 5, 2005
1,885,715	$0.45	January 5, 2005
801,429	$0.45	January 5, 2005
220,000	$0.45/Yr.1 $0.55/Yr.2	January 8, 2006
619,200	$0.45	March 12, 2005
400,012	$0.45	March 12, 2006
5,714,285	$0.45	March 17, 2005
14,179,752			14,179,752
Stock Options Outstanding
350,000	$0.36	April 11, 2005
145,000	$0.25	May 26, 2005
60,000	$0.25	November 3, 2005
100,000	$0.25	December 4, 2005
735,000	$0.15	May 6, 2007
980,000	$0.20	September 8, 2008
2,370,000			2,370,000
			59,906,120

Outlook

In British Columbia the Company will continue to focus on advancing its Greenwood Gold Project to production.  The Company’s British Columbia 2004 exploration programs are underway with an estimated budget of $1.2 million.

In Manitoba, the Company and its joint venture partner, San Gold Resources Corporation will focus on extending and developing known high grade veins within the Bissett mine with a view to returning the mine to production.  The Company plans on raising the necessary financing to complete its obligation of expending $1,000,000 on exploration of the San Gold properties, to earn its 50% interest in the San Gold properties.  In addition to the planned diamond drilling on the San Gold #1, #2, and #3 deposits, geophysical surveys and drilling are planned for the previously untested 12 kilometres of mine horizon on the adjoining San Gold properties, which form part of the Rice Lake Joint Venture lands.

 GOLD CITY INDUSTRIES LTD.

Consolidated Balance Sheets (Prepared without audit)
	March 31, 2004	December 31, 2003
ASSETS
Current Assets
Cash and cash equivalents	$1,183,311	$1,794,613
Marketable securities	44,000	44,000
Accounts receivable	42,838	41,285
Prepaid expense	1,148	1,702
Current portion other assets	6,758	5,758
	1,278,055	1,887,358
Mineral Properties And Related Deferred
Exploration	7,763,485	3,912,318

Capital Assets	46,876	28,791

Long-Term Investment	187,000	95,000

Other Assets	129,620	40,167
	$9,405,036	$5,963,634

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$110,988	$181,905
	110,988	181,905

Long-Term Debt	3,924,682	2,591,361
Share Subscriptions	125,000	875,985
	4,160,670	3,649,251
SHAREHOLDERS’ EQUITY
Share Capital (Note 3)	14,239,038	10,725,291

Contributed Surplus (Note 3)	317,056	312,720

Broker Warrants	38,714	-

Deficit	(9,350,442)	(8,723,628)
	5,244,366	2,314,383
	$9,405,036	$5,963,634

On behalf of the Board of Directors

“Paul S. Cowley”	PAUL S. COWLEY, Director

“Fred Sveinson”	FREDERICK SVEINSON, Director

GOLD CITY INDUSTRIES LTD. Consolidated Statements of Operation and Deficit (Prepared without audit)

Three Months Ended March 31	2004	2003

Administrative Expenses

Audit, accounting and legal	143,552	13,613
Business development	8,831	-
Consulting and technical fees	17,789	7,550
Financing fees and interest	238,886	11,281
Unrealized loss on long-term debt	47,299	-
Foreign exchange loss	36,022	-
Office and general	82,673	31,260
Share transfer and regulatory fees	10,496	6,107
Depreciation	500	500
Investor relations and shareholder communications	31,567	7,500
Loss Before Other Expenses	617,615	77,811

Other Expenses (Recoveries)

Interest and other income	(2,637)	(125)
Mineral property evaluation	7,500	7,820
Gain on sale of marketable securities	-	(8,501)
Stock-based compensation	4,336	4,739
	9,199	3,933

Loss For The Year	626,814	81,744

Deficit – beginning of period	8,723,628	6,396,317

Deficit – end of period	$9,350,442	$6,478,061

Basic and diluted loss per share	$0.02	$0.00

Weighted average shares outstanding	37,811,190	26,865,249

GOLD CITY INDUSTRIES LTD.

Consolidated Statements of Cash Flow (Prepared without audit)

Three Months Ended March 31	2004	2003

Cash flows from operating activities

Loss for the period	$(626,814)	$(81,744)
Add (deduct) items not involving cash
Financing fees and interest	189,793	-
Unrealized loss on long-term debt	47,299	-
Foreign exchange loss	36,022	-
Gain on sale of marketable securities	-	(8,501)
Depreciation	500	500
Stock-based Compensation	4,336	4,739
	(348,864)	(85,006)

Net changes in non-cash working capital
Accounts receivable	(1,553)	1,997
Prepaid expense	554	(1,308)
Accounts payable and accrued liabilities	(12,825)	(59,306)
	(362,688)	(143,623)

Cash flows from (used in) investing activities

Proceeds from sale of marketable securities	-	64,501
Purchase of capital assets	(18,585)	(14,000)
Acquisition of mineral properties	(1,835,115)	(49,166)
Deferred exploration	(108,052)	(53,941)
Other assets	(90,453)	-
	(2,052,205)	(52,606)

Cash flows from (used in) financing activities

Shares issued for cash	553,591	151,500
Shares subscriptions received	-	195,500
Long-term debt	1,250,000	-
	1,803,591	347,000

Net cash and cash equivalents provided (used) during the period	(611,302)	150,771
Cash and cash equivalents - beginning of period	1,794,613	9,382

Cash and cash equivalents - end of period	$1,183,311	$160,153

GOLD CITY INDUSTRIES LTD. Statement of Mineral Properties and Deferred Exploration Expenditures (Prepared without audit)

As at March 31, 2004

	Rock Creek & Old Nick	Domin Project	Caramelia	Rice Lake Gold Project	Sappho Project	Welbar Project	Greenwood Gold Project	Tommy Jack Project	Other	Total
Balance as at
December 31,
2003	$513,393	$312,516	$740,066	$0	$88,387	$341,456	$1,784,127	$72,810	$59,563	$3,912,318

Assaying	-	-	-	-	-	-	145	5,275	-	5,420
Camp	-	-	-	-	-	-	3,884	-	131	4,015
Consultants – Geological	2,659	900	-	-	200	-	40,156	700	1,400	46,015
Consultants – Metallurgical	1,170	-	-	-	-	-	6,523	-	-	7,693
Consultants – Other	-	-	-	-	-	-	25,363	-	-	25,363
Equipment rental	-	-	-	-	-	-	3,996	-	286	4,282
Field	-	-	-	-	-	-	1,079	-	41	1,120
Other	959	-	-	-	-	-	6,974	-	157	8,090
Pre-Feasibility Study	1,050	-	-	-	-	-	-	-	-	1,050
Environmental	-	-	-	-	-	-	5,004	-	-	5,004
	5,838	900	-	-	200	-	93,125	5,975	2,015	108,052

Acquisition Expenditures	-	-	(92,000)	3,835,115	-	-		-	-	3,743,115
Properties written off	-	-	-	-	-	-	-	-	-	-
	-	-	(92,000)	3,835,115	-	-	-	-	-	3,851,167
Balance as at
March 31,
2004	$512,073	293,616	628,696	3,835,115	85,546	379,792	830,457	46,535	119,351	7,763,485

GOLD CITY INDUSTRIES LTD.

Notes to Consolidated Financial Statements

For the Three Months Ended March 31, 2004

(Prepared without audit)

1.

Significant Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods as per the annual financial statements for the year ended December 31, 2003.  These interim financial statements should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 2003.

2.

Stock-based Compensation

As at March 31, 2004, the Company has a share option plan.  Consideration paid for shares on exercise of the share options is credited to share capital.  Compensation costs of stock options granted under the plan have been estimated using an option-pricing model.  During the three month period ended March 31, 2003, the Company did not grant any stock options and accordingly there is no stock-based compensation charge.

		Three Months Ended March 31
		2004	2003
a)	average risk-free interest rate	3.2%	n/a
b)	expected life	5.0 years	n/a
c)	expected volatility	157%	n/a
d)	expected dividends	Nil	n/a

3.

Share Capital

Common Shares

Amount

Balance December 31, 2003

32,884,069

$ 10,725,291

Issued during the three months ended

  March 31, 2004

   For cash (net of issue expenses of $186,156)

  4,484,336

     1,383,361

   For cash pursuant to exercise of warrants

         2,500

               750

   For cash pursuant to exercise of option

       40,000

            6,750

   For payment of accrued interest expense on long-term

    debt

     104,934

          78,701

   For acquisition of 50% Harmony Gold (Canada) Inc.

   5,840,529

     2,044,185

Balance March 31, 2004

43,356,368

$ 14,239,038

With respect to the completion of certain private placements for cash, the Company issued broker warrants as part of the cost of completing the financings.  The value of $138,714 has been attributed to these brokers warrants based on the Black Scholes pricing model.

4.

Related Party Transactions

During the three-month period ended March 31, 2004, the Company incurred expenses of $74,545 (2003-$32,430) to directors, officers and companies controlled by directors for geological and administrative services.  Accounts payable includes $28,091 (2003-$125,099) payable to directors, officers and companies controlled by directors or officers.

During 2003 and in March 2004, the Company entered into option agreements with Jantri Resources Inc. (Jantri) wherein Jantri acquired the right to earn an interest in certain of the Company’s mineral properties by making cash payments and issuing shares to the Company and by incurring exploration expenditures on the properties.

Two of the Company’s directors and officers are also directors of Jantri, with one of the directors also holding the office of president of Jantri.  The Company as at April 9, 2004 holds approximately 15.4% of Jantri’s issued and outstanding shares and as such is deemed to be an insider of Jantri, as that term is defined, by the British Columbia Securities Act.

5.

Segmented Information

All of the Company’s operations are in one industry, the exploration for precious metals.  The Company’s mineral properties and capital assets are all located in Canada.

6.

Supplemental Cash Flow Information

Cash flows from financing activities

	2004	2003
Shares issued as interest payment	$78,701	$-
Shares issued as finder’s fees re financing	34,563	-
Shares issued for acquisition of 50% interest in Harmony Gold (Canada) Inc.	2,000,000	-
Shares issued as agency fee in connection with Harmony Gold (Canada) Inc. acquisition	44,185	-
Broker warrants issued in connection with financing	(38,714)	-
Shares subscribed for as bonus payment on long-term debt financing	125,000	-
	$2,243,735	$-

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Frederick J. Sveinson

Frederick J. Sveinson

Director, President & Chief Executive Officer

/s/ Courtney A. Shearer

Courtney A. Shearer

Director and Chief Financial Officer

Date: June 28, 2004